UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Phoenix Footwear Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	15-0327010
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5759 Fleet Street, Suite 220

Carlsbad, California 92008
(760) 602-9688
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James R. Riedman

Chairman and Chief Executive Officer
Phoenix Footwear Group, Inc.
5759 Fleet Street, Suite 220
Carlsbad, California 92008
(760) 602-9688
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Gordon E. Forth, Esq. Gregory W. Gribben, Esq. Woods Oviatt Gilman LLP 700 Crossroads Building 2 State Street Rochester, New York 14614	Gregg Amber, Esq. Cristy Parker, Esq. Rutan & Tucker LLP 611 Anton Boulevard, Suite 1400 Costa Mesa, California 92626

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each		Proposed Maximum	Proposed Maximum
Class of Securities	Amount to be	Offering Price Per	Aggregate Offering	Amount of
to be Registered	Registered	Share(2)	Price	Registration Fee

Common Stock, par value $.01 per share	575,000(1)	$9.05	$5,203,750(2)	$659.35

(1)	Includes 75,000 shares that the underwriters have an option to purchase to cover over-allotments, if any.

(2)	This estimate is made pursuant to Rule 457(c) of the Securities Act of 1933, as amended, solely for the purposes of determining the registration fee. The above calculation is based on the average of the high and low sales price of the registrant’s common stock on the American Stock Exchange on Thursday, March 25, 2004.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 31, 2004

PROSPECTUS

500,000 Shares of Common Stock

        We are selling 500,000 shares of our common stock. Our common stock is listed for trading on the American Stock Exchange under the symbol “PXG.” On                     , 2004, the last reported sale price of our common stock on the American Stock Exchange was $          per share.

       Investing in our shares involves a high degree of risk. See “Risk Factors” beginning on page 12 for some of the factors you should consider before buying shares of our common stock.

Per
	Share	Total

Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses	$	$

(1)	We have agreed to pay Wedbush Morgan Securities Inc., as the managing underwriter, additional compensation described in “Underwriting.”

      The underwriters may also purchase up to an additional 75,000 shares of our common stock from the selling stockholder at the price to the public, less the underwriting discount, within 45 days from the date of this prospectus to cover over-allotments, if any. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

      Delivery of the shares of common stock will be made on or about                     , 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Wedbush Morgan Securities Inc.

The date of this prospectus is                     , 2004.

TABLE OF CONTENTS

Table of Contents	2
Prospectus Summary	3
Risk Factors	12
Special Note Regarding Forward-Looking Statements	19
Use of Proceeds	19
Dividend Policy	19
Price Range of Common Stock	20
Capitalization	21
Selected Historical Consolidated Financial Data	22
Unaudited Condensed Combined Consolidated Pro Forma Statement of Operations Data	25
Management’s Discussion and Analysis of Financial Condition and Results of Operations	27
Business	38
Management	46
Principal and Selling Stockholders	52
Description of Capital Stock	54
Shares Eligible For Future Sale	56
Underwriting	58
Legal Matters	61
Experts	61
Where You Can Find More Information	61
Index to Financial Statements	F-1

      We own the Trotters®, Soft-Walk® (“SoftWalk”), H.S. Trask®, Royal Robbins® and Strol™ trademarks and have rights to the Ducks Unlimited® and Audubon® trademarks. Any other trademarks or trade names referred to in this prospectus are the property of their respective owners.

      You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

      We have derived some information in this prospectus from industry sources. Although we believe this information is reliable, we have not independently verified it.

PROSPECTUS SUMMARY

      This summary highlights certain material information contained or incorporated by reference in this prospectus. You should read carefully the entire prospectus and the documents incorporated by reference in this prospectus from our filings with the Securities and Exchange Commission (“SEC”). Unless the context otherwise requires, all references to “Phoenix Footwear,” “we,” “us,” and “our” refer to Phoenix Footwear Group, Inc. and its subsidiaries. The term “you” refers to a prospective investor.

      Where used “pro forma” means the information presented gives effect to our acquisition of H.S. Trask, Inc. and our acquisition of Royal Robbins, Inc. as if they had occurred on January 1, 2003. All pro forma information is presented for illustrative purposes only and is not necessarily indicative of what the combined operating results actually would have been had the entities been a single entity during these periods. References to “fiscal 2001” refer to our fiscal year ended December 31, 2001, references to “fiscal 2002” refer to our fiscal year ended December 31, 2002 and references to “fiscal 2003” refer to our fiscal year ended December 27, 2003.

Our Company

      We design, develop and market men’s and women’s branded footwear and apparel. We sell over 80 different styles of footwear and over 250 different styles of apparel products. By emphasizing traditional style, quality and fit, we believe we can better maintain a loyal consumer following that is less susceptible to fluctuations due to changing fashion trends and consumer preferences. As a result, a significant number of our product styles carry over from year-to-year. In addition, our design and product development teams seek to create and introduce new products and styles that complement these longstanding core products, are consistent with our brand images and meet our high quality standards. We believe our brands have significant potential for growth through increases in product assortment, brand extensions and expansion of our retail channels.

      We outsource entirely the production of our products. We source our footwear products from our foreign manufacturing partners primarily located in Brazil, and we source our apparel products primarily from Asia and South America.

      Approximately 6,000 stores in the United States carry our products. We sell our footwear products primarily through department stores, national chain stores, independent retailers and third-party catalog companies. We distribute our apparel products primarily to specialty retailers, and directly to consumers at our retail outlet stores in Berkeley and Modesto, California. We also distribute our products directly to consumers over our Internet web sites and through our own direct mail catalogs.

Our Brands

      Through a series of acquisitions, we have built a portfolio of niche brands that we believe exhibit consistent cash flow and brand growth potential. We intend to continue to build our portfolio of brands through acquisitions of footwear and apparel companies and product lines that we believe will complement or expand our business, augment our market coverage, provide us with important relationships or otherwise offer us growth opportunities. Our current brands include Trotters, SoftWalk, Strol, H.S. Trask and Royal Robbins. We also design and market a line of men’s casual footwear through an exclusive footwear licensing agreement with Ducks Unlimited, Inc., the world’s largest wetlands and waterfowl conservation organization.

      Trotters. The Trotters brand primarily competes in the women’s “traditional” footwear classification at key price points between $59 and $99. The footwear niche that we target with this product line is a wide array of sizes and widths for the female customer. This line emphasizes quality and fit with continuity of style from season to season.

      SoftWalk. SoftWalk competes in the “comfort” footwear niche. Key price points are between $89 and $129. All of our SoftWalk products utilize our patented footbed technology, which provides the consumer with exceptional comfort without compromising style. This product line has exhibited strong growth since its launch in fiscal 2000. We believe SoftWalk’s popularity is attributable to its unique combination of comfort and contemporary styling.

      Strol. We are currently in the process of launching our newly developed Strol brand. Strol is a premium tailored and casual men’s line with contemporary styling based upon our patented footbed technology used in our SoftWalk product line. Key price points for the Strol brand are between $89 and $129.

      H.S. Trask. H.S. Trask has historically been a men’s footwear brand based on a “romantic western” image. Our H.S. Trask styles emphasize bison, longhorn and elk leather materials and rugged construction. Key price points are between $99 and $199. Our H.S. Trask women’s line is a brand extension of our H.S. Trask brand with key price points between $99 and $139. We believe the H.S. Trask brand has significant growth potential due to its strong brand image. This growth could result from brand extensions such as the H.S. Trask women’s line, the introduction of apparel, luggage and other accessories, as well as from a broader product assortment in the traditional men’s target market.

      Royal Robbins. Our Royal Robbins product line includes over 250 styles of women’s and men’s outdoor sportswear and travel apparel emphasizing comfort, rugged style and specialty fabrics. Key price points are between $39 and $120. This brand was originally created by Royal Robbins, an internationally acclaimed climber and traveler who, with his wife, founded their outdoor clothing company over 30 years ago to meet the specialty clothing needs of outdoor enthusiasts. Our Royal Robbins brand has strong customer loyalty and is recognized as a core, authentic brand within its retail channel.

Business Strategy

      Our operations are based on a decentralized, brand focused strategy. Each brand manager is responsible for the product development, marketing, sales growth and profitability of his or her brand. Our approach enables us to address individual production and marketing requirements of our brands and respond to changing market dynamics in a timely manner. At the same time, our corporate infrastructure allows us to achieve economies of scale through sharing warehousing, finance functions and information systems in the operations of each of our brands. Our focus is on extending existing brands through our investment in design and product development

      Our business strategy is designed to minimize the fluctuations normally associated with the apparel and footwear industry. This strategy includes:

•	Building a portfolio of brands, which further diversifies our revenue stream and adds to the consistency of our revenue and cash flow.

•	Emphasizing moderate to premium priced categories of the footwear and apparel markets, which we believe allows us to maintain stronger gross margins.

•	Reducing inventory risk resulting from changing trends and product acceptance by obtaining orders for at least 50% of our products before each season.

•	Supporting our footwear retailers and, to a lesser extent, our apparel retailers, by maintaining a limited in-stock inventory position for selected styles, which minimizes the time necessary to fill “in season” customers orders.

•	Employing a seasoned management team with extensive industry experience.

Growth Strategies

      Our growth will depend upon our broadening of the products offered under each brand, and expanding distribution of our products. Our growth will also depend on our ability to expand our brand portfolio through creation of additional brands, licensing and acquisitions. Specifically, our growth strategies include:

      Growth of Existing Brands. We seek to increase sales of products under each of our existing brands through increases in the assortment of products and through brand extensions, such as our newly introduced H.S. Trask women’s product line. We believe that certain of our brands are underdeveloped and will benefit from broader product assortment and further investment in the brands, such as further developing the Fall product offerings for Royal Robbins. We also seek to further expand our existing retail opportunities in current channels, such as our recent introduction of the Royal Robbins women’s line into Dillard’s department stores.

      Growth with New Brands. We believe that creating or licensing additional brands from third parties will enable us to increase our sales volumes and fulfill the demands of a wider range of customers. We believe we are well-positioned to continue to pursue this strategy due to the strength of our operating cash flow and management team and our brand development track record. For example, our new Strol brand of men’s comfort footwear was developed utilizing our patented footbed technology used in our SoftWalk brand.

      Growth Through Acquisitions. We plan to pursue acquisitions that we believe have consistent historical cash flow and brand growth potential and can be purchased at a reasonable price. We believe that brand acquisition opportunities currently exist in the footwear and apparel market place that would allow us to expand our product offerings and improve our market segment participation. We may also acquire businesses that do not meet our exact investment criteria but that we feel could provide us with important relationships or otherwise offer us growth opportunities.

      Expand Our Internet and Catalog Operations. We currently sell our products through direct consumer catalog solicitation and our own Internet web sites. Although these sales comprise a small portion of our current net sales, we intend to expand these sales to take advantage of their attractive gross margin. Our catalog and Internet sales also provide opportunities to renew contact with existing consumers of our products, and to acquaint them with our new styles and brands, which enhance our growth.

Corporate Information

      We incorporated in March 1912 in the Commonwealth of Massachusetts under the name Daniel Green Felt Shoe Company, changed our name to Daniel Green Company in November 1929 and reincorporated in May 2002 in the State of Delaware under the name Phoenix Footwear Group, Inc. Our principal executive offices are located at 5759 Fleet Street, Suite 220, Carlsbad, California 92008, and our telephone number is (760) 602-9688. Our main Internet address is http://www.phoenixfootwear.com. Information contained on our Internet web sites or that is accessible through our web sites should not be considered to be part of this prospectus.

The Offering

Common stock offered by us	500,000 shares

Over-allotment option offered by the selling stockholder	75,000 shares

Common stock to be outstanding after this offering	5,598,297 shares

Use of proceeds	Repayment of debt, including our line of credit and, to the extent of any remaining proceeds, our existing term loans. See “Use of Proceeds.” We will not receive any proceeds from the sale of shares by the selling stockholder in this offering under the over-allotment option.

Dividend Policy	We do not pay cash dividends on our common stock and do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, for use in our business.

American Stock Exchange symbol	PXG

      The number of shares of common stock outstanding after this offering is based on the 5,098,297 shares outstanding as of March 5, 2004. In addition, this figure:

•	Excludes 869,057 shares reserved for issuance upon the exercise of outstanding options granted under our stock-based employee compensations plans, which had a weighted average exercise price of $5.42 per share as of March 5, 2004.

•	Excludes 398,000 shares reserved for issuance upon the exercise of outstanding options issued between 1997 and 2001 to previous guarantors of our debt in consideration for their guarantees, which had a weighted average exercise price of $2.07 per share as of March 5, 2004. These options were not issued under a stock or other type of plan.

•	Excludes 174,943 shares reserved for issuance upon exercise of options and other awards that may be granted in the future under our stock-based employee compensation plans. Additionally, our board of directors has authorized an additional 500,000 shares to be reserved for awards under our 2001 Long-Term Incentive Plan, subject to the approval of our stockholders at our May 11, 2004 annual meeting.

•	Excludes 35,000 shares of common stock that may be purchased by the managing underwriter upon exercise of the managing underwriter’s warrant to be issued to upon the closing of this offering with an exercise price equal to 120% of the price to the public.

•	Includes 478,513 shares of common stock held by our 401(k) plan, which are outstanding for voting and other legal purposes, but classified as treasury shares for financial statement reporting purposes and therefore not included in weighted average shares outstanding used in the determination of our reported earnings per share. These shares have not yet been allocated to the accounts of participants in our 401(k) plan and will be allocated at the rate of 120,000 shares annually to the accounts of plan participants until all 478,513 shares have been fully allocated.

      Unless otherwise indicated in this prospectus, the information in this prospectus:

•	assumes no exercise by anyone of outstanding options or warrants; and

•	has been adjusted to give effect to our 2-for-1 split of common stock effective at the close of business on June 12, 2003.

Risk Factors

      You should carefully consider the “Risk Factors” beginning on page 12 of this prospectus before making an investment in our common stock.

Summary Historical Consolidated Financial Data

      The following table presents our summary historical consolidated financial data for the periods presented. You should read this financial data together with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements appearing elsewhere in this prospectus. The summary historical consolidated financial data at December 27, 2003 and December 31, 2002 and for the years ended December 27, 2003 and December 31, 2002 and 2001 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

      The financial data in the following table was impacted by our fiscal 2001 sale of our slipper brands and our fiscal 2003 acquisitions of H.S. Trask and Royal Robbins. As a result of the slipper brands divestiture, we recognized a $1.2 million gain in fiscal 2001 and had lower net sales in fiscal 2002. For our two acquisitions in fiscal 2003, we paid a total purchase price of $9.5 million in cash, issued 771,869 shares of common stock and agreed to pay Royal Robbins stockholders a potential earnout if certain financial thresholds are achieved.

	For the fiscal year ended

	December 31,	December 31,	December 27,
	2001(1)	2002(2)	2003(3)

	(in thousands, except shares and per share data)
Consolidated Statements of Operations Data:
Net sales	$46,851	$36,161	$39,077
Costs of goods sold	31,439	22,397	22,457

Gross profit	15,412	13,764	16,620

Operating expenses:
Selling, general and administrative expenses	11,917	9,661	12,696
Other expense, net	375	442	1,377

Total operating expenses	12,292	10,103	14,073

Operating income	3,120	3,661	2,547
Interest expense	1,683	751	620

Earnings before income taxes	1,437	2,910	1,927
Income tax expense	67	1,207	986

Net earnings	$1,370	$1,703	$941

Net earnings per share(4)
Basic	$0.44	$0.50	$0.24
Diluted	$0.41	$0.45	$0.22
Weighted average common shares outstanding
Basic	3,137,688	3,418,468	3,963,382
Diluted	3,444,042	3,781,634	4,350,132
Other Data:
Gross profit as a percentage of net sales	32.9%	38.1%	42.5%
Adjusted EBITDA(5)	$4,205	$4,606	$4,643
Adjusted EBITDA as a percentage of net sales	9.0%	12.7%	11.9%

	As of December 27, 2003

	Actual	As Adjusted(6)

	(in thousands)
Consolidated Balance Sheet Data:
Cash	$1,058	$
Working capital	13,423	$
Total assets	36,411	$
Total bank debt	12,082	$
Total stockholders’ equity	$14,987	$

(1)	The net amount of $375,000 in “Other expense, net” consists primarily of a $1.2 million gain in connection with the divestiture of our slipper business, a $1.7 million loss incurred in connection with the termination of the Penobscot Shoe Company pension plan and a net gain on the sale of property of $142,000.

(2)	The net amount of $442,000 in “Other expense, net” consists primarily of losses on dispositions and write-offs.

(3)	The net amount of $1,377,000 in “Other expense, net” consists primarily of $394,000, or $0.06 per diluted share, of non-capitalized acquisition expenses, $354,000, or $0.05 per diluted share, associated with the relocation of our corporate offices from Old Town, Maine to Carlsbad, California, litigation costs and expenses totaling $733,000 or $0.17 per diluted share associated with the dissenting stockholders’ appraisal proceeding resulting from our fiscal 2000 acquisition of Penobscot Shoe Company and a write-off of non-trade receivables of $163,000, or $0.02 per diluted share. These amounts were partially offset by an excise tax refund totaling $285,000, or $0.07 per diluted share, which was not taxable, associated with the fiscal 2001 termination of the Penobscot pension plan. “Interest expense” includes $376,000, or $0.05 per diluted share, of interest expense related to the settlement of the dissenting stockholder’s appraisal proceeding. On an aggregate basis, these amounts reduced our fiscal 2003 per diluted share earnings by $0.28.

(4)	Per share and share data have been adjusted to reflect our 2-for-1 stock split effective at the close of business on June 12, 2003. Our 401(k) plan holds 798,847 shares of our common stock, of which 592,331 shares were not allocated to plan participants as of December 27, 2003 and were classified as treasury shares for financial statement reporting purposes, but are outstanding for voting and other legal purposes, and are excluded from the weighted average shares outstanding.

(5)	EBITDA refers to our net earnings before provision for income taxes plus interest expense and depreciation and amortization expense less interest income. “Adjusted EBITDA” is defined as EBITDA further adjusted to exclude our other expenses, net, and the expenses incurred in connection with the allocation of our stock to employees under our 401(k) plan. Adjusted EBITDA should not be considered as an alternative to net earnings or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America. We believe that, in addition to net earnings or loss, adjusted EBITDA is a useful financial performance measure for assessing operating performance because it provides an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. We also believe that it is useful to provide greater comparability between periods as well as an indication of our results on an ongoing basis. Our method of calculating adjusted EBITDA, however, may differ from methods used by other companies, and, as a result, adjusted EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies. The following table reconciles net earnings to adjusted EBITDA for each period presented:

	For the fiscal year ended

	December 31,	December 31,	December 27,
	2001	2002	2003

	(in thousands)
Net earnings	$1,370	$1,703	$941
Interest expense	1,683	751	620
Income tax provision	67	1,207	986
Depreciation and amortization	710	266	317
Other expense, net	375	442	1,377
401(k) stock allocation	—	237	402

Adjusted EBITDA	$4,205	$4,606	$4,643

“401(k) stock allocation” represents the compensation expense we are required to record based on the market value of our shares held by our 401(k) plan which are allocated each year to the accounts of plan participants.

(6)	The as adjusted balance sheet data gives effect to our receipt of estimated net proceeds of $ from the sale of 500,000 shares of common stock at an assumed price to the public of $ per share (the last sale price on , 2004) after deducting underwriting discounts and estimated offering expenses, which we expect to receive in connection with this offering, and the application of those net proceeds to our existing debt.

Summary Condensed Combined Consolidated Pro Forma Financial Data

      The following table presents a summary of our condensed combined consolidated pro forma financial data for the fiscal year ended December 27, 2003. You should read this financial data together with “Unaudited Condensed Combined Consolidated Pro Forma Statement of Operations Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited consolidated financial statements and the related notes and the historical audited and unaudited financial statements of Royal Robbins and H.S. Trask appearing elsewhere in this prospectus. The unaudited condensed combined consolidated pro forma statement of operations data for the year ended December 27, 2003 gives effect to the Royal Robbins acquisition and the H.S. Trask acquisition as if they had both occurred on January 1, 2003. These summary unaudited condensed combined consolidated pro forma financial data are for illustrative purposes only and do not represent what our results of operations actually would have been if the transactions referred to above had occurred as of the date indicated or what our results of operations will be for future periods. The information below does not include certain cost savings and operational synergies that we expect to achieve upon fully consolidating these acquisitions.

For the fiscal year ended
December 27, 2003(1)(2)(3)

(in thousands, except share,
and per share data)
(unaudited)
Condensed Combined Consolidated Pro Forma Statement of Operations Data:
Net sales	$58,808
Royalty income	250
Costs of goods sold	32,862

Gross profit	26,196

Operating expenses:
Selling, general and administrative expenses	20,967
Other expense, net	1,377

Total operating expenses	22,344

Operating income	3,852
Interest expense	998

Earnings before income taxes	2,854
Income tax expense	1,386

Net earnings	$1,468

Pro forma net earnings per share(4)
Basic	$0.33
Diluted	$0.30
Pro forma weighted average shares outstanding(4)
Basic	4,452,848
Diluted	4,839,598
Other Data:
Gross profit as a percentage of total net sales	44.5%
Adjusted EBITDA(5)	$6,097
Adjusted EBITDA as a percentage of total net sales	10.4%

(1)	In October 2003, we acquired Royal Robbins in a stock purchase for an aggregate purchase price of $6.8 million, including $6.0 million in cash, 71,889 shares of our common stock valued at $500,000, and $300,000 in acquisition related expenses plus contingent earnout cash payments. The potential earnout cash payments equal 25% of the gross profit of the Royal Robbins product lines for the 12-month periods ending May 31, 2004 and 2005, respectively, so long as minimum thresholds are achieved. In August 2003, we acquired H.S. Trask for an aggregate purchase price of $6.4 million, including $2.9 million in cash and 699,980 shares of our common stock valued at $3.2 million and $300,000 in acquisition related expenses. In connection with these transactions, $109,000, or $0.01 per pro forma diluted share in transaction expenses were not capitalized.

(2)	The net amount of $1,377,000 in “Other expense, net,” consists primarily of $394,000 or $0.05 per pro forma diluted share of non-capitalized acquisition expenses, $354,000, or $0.04 per pro forma diluted share, associated with the relocation of our corporate offices from Old Town, Maine to Carlsbad, California, litigation costs and expenses totaling $733,000, or $0.15 per pro forma diluted share associated with the dissenting stockholders appraisal proceeding resulting from our fiscal 2000 acquisition of Penobscot Shoe Company and a write-off of non-trade receivables of $163,000 or $0.02 per pro forma diluted share. These amounts were partially offset by an excise tax refund totaling $285,000, or $0.06 per pro forma diluted share, which was not taxable, associated with the fiscal 2001 termination of the Penobscot pension plan. “Interest expense” includes $376,000, or $0.05 per pro forma diluted share, of interest expense related to the settlement of the dissenting stockholders’ appraisal proceeding. On an aggregate basis, these amounts reduced our fiscal 2003 per pro forma diluted share earnings by $0.25.

(3)	The pro forma results for Royal Robbins give effect to the disposition by Royal Robbins of its 5.11, Inc. tactical clothing line business in June 2003, prior to our acquisition of Royal Robbins.

(4)	Per share and share data have been adjusted to reflect the 2-for-1 stock split effective at the close of business on June 12, 2003. Our 401(k) plan holds 798,847 shares of our common stock. A total of 592,331 shares remained unallocated as of December 27, 2003 and are classified as treasury shares for financial statement reporting purposes, but are outstanding for voting and other legal purposes, and excluded from the weighted average shares outstanding.

(5)	EBITDA refers to income before provision for income taxes plus interest expense and depreciation and amortization expense less interest income. “Adjusted EBITDA” is defined as EBITDA further adjusted to exclude our other expenses, net and the expenses incurred in connection with the allocation of our stock to employees under our 401(k) plan. Adjusted EBITDA should not be considered as an alternative to net earnings or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America. We believe that, in addition to net earnings or loss, adjusted EBITDA is a useful financial performance measure for assessing operating performance because it provides an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. We also believe that it is useful to provide greater comparability between periods as well as an indication of our results on an ongoing basis. Our method of calculating adjusted EBITDA, however, may differ from methods used by other companies, and, as a result, adjusted EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies.

The following table reconciles pro forma net earnings to adjusted EBITDA for the period presented:

Fiscal Year Ended
December 27, 2003

(in thousands)
Net earnings	$1,468
Interest expense	998
Income tax expense	1,386
Depreciation and amortization	466
Other expense, net	1,377
401(k) stock allocation	402

Adjusted EBITDA	$6,097

“401(k) stock allocation” represents the compensation expense we are required to record based on the market value of our shares held by our 401(k) plan that are allocated each year to the account of plan participants.

RISK FACTORS

      The following discussion summarizes material risks which you should carefully consider before you decide to buy our common stock. Any of the following risks, if they actually occur, would likely harm our business. The trading price of our common stock could then decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related To Our Business

Our acquisitions or acquisition efforts, which are important to our growth, may not be successful which may limit our growth or adversely affect our results of operations and financial condition.

      Acquisitions have been an important part of our development to date. During fiscal 2003, we acquired Royal Robbins and H.S. Trask. As part of our business strategy, we intend to make additional acquisitions in the footwear and apparel industry that we feel could complement or expand our business, augment our market coverage, provide us with important relationships or otherwise offer us growth opportunities. If we identify an appropriate acquisition candidate, we may not be able to negotiate successfully the terms of or finance the acquisition. Unsuccessful acquisition efforts, such as our attempted acquisition of Antigua Enterprises Inc. last year, may result in significant additional expenses that would not otherwise be incurred. In fiscal 2003, we incurred $285,000 of such costs. In addition, we cannot assure you that we will be able to integrate the operations of our acquisitions without encountering difficulties, including unanticipated costs, possible difficulty in retaining customers and supplier or manufacturing relationships, failure to retain key employees, the diversion of management attention or failure to integrate our information and accounting systems. Following an acquisition, we may not realize the revenues and cost savings that we expect to achieve or that would justify the investment made and we may incur costs in excess of what we anticipate. These circumstances could adversely affect our results of operations or financial condition.

Our future success depends on our ability to respond to changing consumer preferences and fashion trends and to develop and commercialize new products successfully

      Our principal business is the design, development and marketing of footwear and apparel. Although our focus is on traditional and sustainable niche brands, our brands may still be subject to rapidly changing consumer preferences and fashion trends. For example, in fiscal 2002, our Trotters brand experienced decreased retail acceptance of certain styles, which adversely affected our net sales. Accordingly, we must identify and interpret fashion trends and respond in a timely manner. Demand for and market acceptance of new products, such as our H.S. Trask women’s and Strol brands, are uncertain, and achieving market acceptance for new products generally requires substantial product development and marketing efforts and expenditures. Any failure on our part to regularly develop innovative products and update core products could limit our ability to differentiate and appropriately price our products, adversely affect retail and consumer acceptance of our products, and limit sales growth. Similarly, these risks could adversely affect our results of operations or financial condition.

We face intense competition, including competition from companies with greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business and stock price could be harmed

      We face intense competition in the footwear and apparel industry from other companies, such as Brown Shoe Company, which markets the Naturalizer brand, and Columbia Sportswear Company. Many of our competitors have greater financial, distribution or marketing resources, as well as greater brand awareness. In addition, the overall availability of overseas manufacturing opportunities and capacity allow for the introduction of competitors with new products. Moreover, new companies may enter the markets in which we compete, further increasing competition in the footwear and apparel industry.

      We believe that our ability to compete successfully depends on a number of factors, including anticipating and responding to changing consumer demands in a timely manner, maintaining brand reputation and authenticity, developing high quality products that appeal to consumers, appropriately pricing our products, providing strong and effective marketing support, ensuring product availability and maintaining and effectively assessing our distribution channels, as well as many other factors beyond our control. Due to these factors within and beyond our control, we may not be able to compete successfully in the future. Increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development and marketing of new products, which would adversely affect the trading price of our common stock.

A large portion of our sales are to a relatively small group of customers with whom we do not have long-term purchase orders, therefore the loss of any one or more of these customers could adversely affect our business

      Ten major customers represented approximately 39% of net sales in fiscal 2003; and most of these same customers represented 34% of net sales in fiscal 2002 and 38% of net sales in fiscal 2001. Sales to any one customer in fiscal 2003, 2002 and 2001 did not exceed 10% of our net sales, except for Dillard’s department stores, which accounted for 11%, 12% and 11% of our net sales in fiscal 2003, fiscal 2002 and fiscal 2001, respectively. Although we have long-term relationships with many of our customers, our customers do not have a contractual obligation to purchase our products, and we cannot be certain that we will be able to retain our existing major customers. The retail industry can be uncertain due to changing customer buying patterns and consumer preferences, and customer financial instability. These factors could cause us to lose one or more of these customers, which could adversely affect our business.

The financial instability of our customers could adversely affect our business which could result in reduced sales, profits and cash flows

      We sell our merchandise to major department stores and specialty retailers across the United States and extend credit based on an evaluation of each customer’s financial condition, usually without requiring collateral. However, the financial difficulties of a customer could cause us to curtail business with that customer. We may also assume more credit risk relating to that customer’s receivables due us. Two of our customers constituted 20% of trade accounts receivable outstanding at December 27, 2003. Our inability to collect on our trade accounts receivable from any of our major customers could adversely affect our business or financial condition.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights or if we are sued for intellectual property infringement

      We believe that we derive a competitive advantage from our ownership of the Trotters, SoftWalk, H.S. Trask and Royal Robbins trademarks, and our patented footbed technology. In addition, we own and license other trademarks that we utilize in marketing our products. We vigorously protect our trademarks against infringement. We believe that our trademarks are generally sufficient to permit us to carry on our business as presently conducted. We cannot, however, know whether we will be able to secure trademark protection for our intellectual property in the future or that protection will be adequate for future products. Further, we face the risk of ineffective protection of intellectual property rights in the countries where we source our products. We cannot be sure that our activities do not and will not infringe on the proprietary rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property, or defend ourselves from intellectual property claims made by others, we may face significant expenses and liability that could divert our management’s attention and resources and otherwise adversely affect our business or financial condition.

Our international manufacturing operations are subject to the risks of doing business abroad, which could affect our ability to manufacture our products in international markets, obtain products from foreign suppliers or control the costs of our products

      We rely on foreign sourcing of our products. We believe that one of the key factors in our growth has been our strong relationships with manufacturers capable of meeting our requirements for quality and price in a timely fashion. We source our products primarily from independent third-party manufacturing facilities located in Brazil, Asia and South America. As a result, we are subject to the general risks of doing business outside the United States, including, without limitation, work stoppages, transportation delays and interruptions, political instability, expropriation, nationalization, foreign currency fluctuation, changing economic conditions, the imposition of tariffs, import and export controls and other non-tariff barriers, and changes in local government administration and governmental policies, and to factors such as the short-term and long-term effects of severe acute respiratory syndrome, or SARS, and the outbreak of avian influenza in China. Although a diverse domestic and international industry exists for the kinds of merchandise sourced by us, there can be no assurance that these factors will not adversely affect our business, financial condition or results of operations.

Our reliance on independent manufacturers, with whom we do not have long-term written agreements, could cause delay and damage customer relationships

      In fiscal 2003, 13 manufacturers accounted for 100% of our footwear volume. We do not have long-term written agreements with any of our third-party manufacturers. As a result, any of these manufacturers may unilaterally terminate their relationships with us at any time. Establishing relationships with new manufacturers would require a significant amount of time and would cause us to incur delays and additional expenses, which would also adversely affect our business and results of operations.

      In addition, in the past, a manufacturer’s failure to ship products to us in a timely manner or to meet the required quality standards has caused us to miss the delivery date requirements of our customers for those items. This, in turn, has caused, and may in the future cause, customers to cancel orders, refuse to accept deliveries or demand reduced prices. This could adversely affect our business and results of operation.

We depend on our senior executives to develop and execute our strategic plan and manage our operations, and if we are unable to retain them, our business could be harmed

      Our future success depends upon the continued services of James Riedman, our Chairman of the Board and Chief Executive Officer, who has played a key role in developing and implementing our strategic plan. We also rely on Greg Tunney, our President and Chief Operating Officer, to manage our overall operations. Our loss of either of these individuals would harm us if we are unable to employ a suitable replacement in a timely manner. We do not maintain key man insurance on Messrs. Riedman or Tunney or any of our other senior executives.

Fluctuations in the price, availability and quality of raw materials could adversely affect our gross profit

      Fluctuations in the price, availability and quality of raw materials, such as leather and bison hides, used to manufacture our products, could adversely affect our cost of goods or our ability to meet our customers’ demands. Although we do not expect our foreign manufacturing partners to have any difficulty in obtaining the raw materials required for footwear production, certain sources may experience some difficulty in obtaining raw materials. For example, in fiscal 2002, the availability of leather decreased as a result of destruction of livestock due to concerns about “mad cow” disease and “hoof and mouth” disease. We generally do not enter into long-term purchase commitments. In the event of price increases in these raw materials in the future, we may not be able to pass all or a portion of these higher raw materials prices on to our customers, which would adversely affect our gross profit.

A decline in general economic conditions could lead to reduced consumer demand for our products and could lead to a reduction in our net sales, and thus our ability to obtain credit

      In addition to consumer fashion preferences, consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions. For example, in fiscal 2002 and fiscal 2003, the United States economy, and more specifically the retail environment, experienced a general slowdown, and adversely affected consumer spending habits, which we believe contributed to the decline in the net sales of our Trotters brand that fiscal year. Future slowdowns would likely cause us to delay or slow our expansion plans and result in lower net sales than expected on a quarterly or annual basis, which could lead to a reduction in our stockholders’ equity and thus our ability to obtain credit as and when needed.

Our recent acquisitions make evaluating our operating results difficult given the significance of these acquisitions to our operations, and our historical results may not give you an accurate indication of how we will perform in the future

      Our historical results of operations do not give effect to the acquisitions of H.S. Trask and Royal Robbins for a full fiscal year. Accordingly, the historical financial information that we have included in this prospectus does not necessarily reflect what our financial position, operating results and cash flows will be in the future as a result of these acquisitions. The pro forma financial information included in this prospectus is based in part on the separate pre-acquisition financial reports of H.S. Trask and Royal Robbins. Consequently, our historical results of operations and pro forma financial information may not give you an accurate indication of how Phoenix Footwear, including the H.S. Trask and Royal Robbins operations, will perform in the future.

The financing of any future acquisitions we make may result in dilution to your stock ownership and/or could increase our leverage and our risk of defaulting on our bank debt

      Our business strategy is to expand into new markets and enhance our position in existing markets through the acquisition of complementary businesses. In order to successfully complete targeted acquisitions or to fund our other activities, we may issue additional equity securities that could dilute your stock ownership. We may also incur additional debt if we acquire another company, which could significantly increase our leverage and hence our risk of default under our secured credit facility.

Defaults under our secured credit arrangement could result in a foreclosure on our assets by our bank

      We have a $24.8 million secured credit facility with our bank. As of March 5, 2004, we had $14.3 million outstanding under this facility. In the future, we may incur additional indebtedness in connection with acquisitions. All of our assets are pledged as collateral to secure our bank debt. Our credit facility includes a number of covenants, including financial covenants. If we default under our credit arrangement and are unable to cure the default, obtain appropriate waivers or refinance the defaulted debt, our bank could declare our debt to be immediately due and payable and foreclose on our assets, which may result in a complete loss of your investment.

We may be required to recognize impairment charges that could adversely affect our reported earnings in future periods

      As of December 27, 2003, we had $9.0 million of goodwill and unamortizable intangibles. We expect this figure to increase with future acquisitions. Pursuant to generally accepted accounting principles, we are required to perform impairment tests on our intangible assets annually or at any time when events occur that could impact the value of our business. Our determination of whether an impairment has occurred is based on a comparison of each of our reporting units’ fair market value with its carrying value. Significant and unanticipated changes could require a provision for impairment in a future period that could adversely affect our reported earnings in a period of such change.

The exercise of outstanding stock options and warrants would cause dilution to our stockholders’ ownership percentage

      As of March 5, 2004, we had outstanding 5,098,297 shares of common stock, including 478,513 unallocated shares held by our 401(k) plan, which despite the fact they are outstanding for voting and other legal purposes, are classified as treasury shares for financial statement reporting purposes and not taken into account in determining earnings per share or earnings per diluted share. The 478,513 unallocated shares will be allocated at the rate of 120,000 shares annually until they are fully allocated to the accounts of plan participants. After each allocation an additional 120,000 shares will be included in the weighted average shares outstanding for purposes of determining earnings per share and earnings per diluted share. In addition, as of that date we had outstanding options to purchase an additional 1,267,057 shares at exercise prices ranging from $1.725 to $8.91 per share. Also, upon the closing of this offering, we will issue a five-year managing underwriter’s warrant to purchase up to 35,000 shares of our common stock at an exercise price equal to 120% of the price to the public. The exercise of all or part of these options or warrants would cause our stockholders to experience a dilution in their percentage ownership for legal purposes.

The charge to earnings from the compensation to employees under our employee retirement plan could adversely affect the value of your investment in our common stock

      As of March 5, 2004, our 401(k) plan held 478,513 unallocated shares of our common stock, which constituted approximately 9.4% of our outstanding shares as of that date. Under the terms of the plan, approximately 120,000 of these shares will be allocated to plan participants in February of each year until fully allocated. We are required to record an expense for compensation based on the market value of the amount allocated to employees each year. For fiscal 2002 and 2003, we recorded expenses for this allocation of $237,000 and $402,000, respectively, and for fiscal 2004 we expect to record $852,000 in expenses for this allocation. As our stock price increases, we must take a higher charge for this allocation and thereby decrease our reported earnings. This could adversely affect the value of your investment in our common stock.

We are controlled by a principal stockholder who may exert significant control over us and our significant corporate decisions in a manner adverse to your personal investment objectives, which could depress the market value of our stock

      James R. Riedman, our Chairman of the Board and Chief Executive Officer, is the largest beneficial owner of our stock. Through his personal holdings and shares over which he is deemed to have beneficial ownership held by Riedman Corporation, of which he is a shareholder, our employee retirement plan, his children, and an affiliated entity, he has beneficial ownership of approximately 44.8% of our outstanding shares, prior to the offering, and 40.8% after the completion of our offering. He also has beneficial ownership of shares underlying options which, if exercised, would increase his percentage beneficial ownership to approximately 49.2% before the offering, and 45.1% after the offering, assuming no other exercises of outstanding options or warrants. Through this beneficial ownership, Mr. Riedman can direct our affairs and significantly influence the election or removal of our directors and the outcome of all matters submitted to a vote of our stockholders, including amendments to our certificate of incorporation and bylaws and approval of mergers or sales of substantially all of our assets. The interest of our principal stockholder may conflict with interests of other stockholders. This concentration of ownership may harm also the market price of our common stock by, among other things:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company;

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Our inventory levels may exceed our actual needs, which could adversely affect our operating results by requiring us to make inventory write-downs

      If we order more product than we are able to sell, we could be required to write-down this inventory, adversely affecting our margins and in turn, our operating results. This could occur as the result of change in customer order patterns, general sales activity, orders subject to cancellation by customers, misforecasting and consumer demand. Write-downs of inventory could adversely affect our gross profit and operating results.

Our financial results may fluctuate from quarter to quarter as a result of seasonality in our business, and if we fail to meet expectations, the price of our common stock may fluctuate

      The footwear and apparel industry generally, and our business specifically, are characterized by seasonality in net sales and results of operations. Our business is seasonal, with the first and third quarters generally having stronger sales and operating results than the other two quarters. These events could cause the price of our common stock to fluctuate.

Risks Related To This Offering

Our stock price has increased significantly during the past 12 months and may fluctuate or decline in the future, which could result in litigation against us and significant losses for investors purchasing shares in this offering

      Our stock price has increased significantly during the past 12 months and in the future may not continue to increase at the same rate or may decline. This may occur in response to a number of factors, including the following:

•	the failure of our quarterly operating results or those of similarly situated companies to meet expectations;

•	adverse developments in the footwear or apparel markets and the worldwide economy;

•	changes in interest rates;

•	our failure to meet investors’ expectations;

•	changes in accounting principles;

•	sales of common stock by existing stockholders or holders of options;

•	announcements of key developments by our competitors;

•	the reaction of markets to announcements and developments involving our company, including future acquisitions and related financing activities; and

•	natural disasters, riots, wars, geopolitical events or other developments affecting us or our competitors.

      Our offering price may not be indicative of the price of our stock that will prevail in the trading market following the offering. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, regardless of our operating results. In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources. Consequently, you may be unable to sell your shares of common stock at or above the offering price, which may result in substantial losses to you.

We have substantial discretion as to the ultimate use of proceeds we receive from this offering, and we may spend the proceeds in ways that do not improve our operating results or increase the value of your investment

      We intend to use the net proceeds from this offering to reduce the principal balance of our revolving credit facility, and to the extent of any remaining proceeds, our term loans. We may reborrow funds under our revolving credit facility. We cannot specify with certainty how we will use these proceeds. Accordingly, our management has broad discretion as to how to ultimately spend the net proceeds of this offering and may spend them in ways with which you may not agree. We cannot guarantee that our use of the net proceeds will increase our operating results or market value.

Delaware law, our charter documents and agreements with our executives may impede or discourage a takeover, which could cause the market price of our shares to decline

      We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third-party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholders’ approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. All options issued under our stock option plans automatically vest upon a change in control unless otherwise determined by the compensation committee. In addition, certain of our executive officers have employment agreements that provide for significant payments on a change in control. These factors and certain provisions of our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock or reduce our ability to achieve a premium in such sale, which could reduce the market value of our common stock.

Shares of our common stock eligible for public sale after this offering could cause the market price of our stock to drop, even if our business is doing well

      Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect the market price for our common stock. After this offering, we will have outstanding 5,598,297 shares of common stock. Of these shares, 2,251,143 shares will be freely tradable without restriction or further registration under federal securities laws, including the 500,000 shares sold in this offering, unless purchased by our affiliates. The remaining 3,347,154 shares are held by our affiliates or were issued in a private placement and are considered restricted securities and are subject to the trading restrictions of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. These securities cannot be sold unless they are registered under the Securities Act or unless an exemption from registration is otherwise available.

      Of the restricted shares, 699,980 shares have been registered for resale pursuant to our obligations to former H.S. Trask stockholders, and we are required to keep those shares registered until August 7, 2004, subject to permitted blackout and required extension periods. In addition, following this offering, we plan to register 798,847 shares held by our 401(k) plan for resale by the plan and plan account holders who have been allocated shares under the plan. We also have in effect a registration statement on Form S-8 covering 600,000 shares of common stock that are subject to previously granted options under our 2001 Long-Term Incentive Plan. Following this offering, we plan to file another Form S-8 registration statement covering an additional 400,000 shares of common stock, 269,067 shares of which are subject to previously granted options under our 2001 Long-Term Incentive Plan and the remainder of which are available for future awards under that plan. Additionally, our board of directors has authorized an additional 500,000 shares to be reserved for awards under our 2001 Long-Term Incentive Plan, subject to the approval of our stockholders at our May 11, 2004 annual meeting, for which we plan to file an additional Form S-8 registration statement.

      Our principal stockholders, James Riedman and Riedman Corporation, who beneficially own in the aggregate 2,285,565 shares of our common stock and vested options to acquire an additional 437,862 shares, have demand registration rights covering 1,152,710 of the shares they beneficially own. Furthermore, even though we plan to enter into an agreement with the managing underwriter not to sell any shares of stock for a period of 180 days after this offering, and we anticipate that certain of our executive officers, directors and principal stockholders will enter into similar lock-up agreements, the managing underwriter may waive the lock-up restriction in its sole discretion. As this restriction ends, significant resales of these shares could cause the market price of our common stock to decline regardless of the performance of our business. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the SEC filings that are incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend that these forward-looking statements be subject to the safe harbors created by those sections.

      These forward-looking statements include, but are not limited to, statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions. We have based these forward-looking statements on our current expectations and projections about future events, based on the information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including those described under the heading “Risk Factors,” that may affect the operations, performance, development and results of our business. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this prospectus.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason, except as we may be required to do under applicable law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

USE OF PROCEEDS

      We estimate the net proceeds from the sale of shares of common stock we are offering to be approximately $          , at an assumed offering price of $          per share (the last sale price on                     , 2004) and after deducting the underwriting discounts and commissions and estimated offering expenses we will pay. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder under the underwriters’ over-allotment option.

      We intend to use the net proceeds from this offering for repayment of debt. The debt that we will repay includes first our line of credit and, to the extent of any remaining proceeds, our term loans. As of March 5, 2004, we had outstanding $8.0 million of principal on our line of credit, which as of March 5, 2004, accrued interest at a weighted average rate of 3.78% per annum and matures on May 1, 2006. As of the same date, our three term loans had an aggregate unpaid principal balance of $6.3 million, which, as of March 5, 2004, accrued interest at the weighted average rate of 3.58% per annum and mature between fiscal 2006 and fiscal 2008. We used the revolving credit loans and the term loans to fund our working capital needs, the cash portion of the purchase price in connection with the H.S. Trask and Royal Robbins acquisitions, and the payment of the Penobscot dissenting stockholders’ litigation.

      There is no penalty for prepayments of our line of credit that are at least $50,000 each and are made at the end of our one-, two-, or three-month LIBOR interest periods. We may use future borrowings under our line of credit to assist us in funding our operations or in connection with potential acquisitions.

DIVIDEND POLICY

      We do not pay cash dividends on our capital stock. We do not anticipate paying cash dividends on our capital stock in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in funding the expansion of our business and general corporate purposes. In addition, our bank credit agreement restricts our ability to declare or pay dividends on our common stock without the bank’s consent. Any future determination as to the payment of dividends will be subject to applicable limitations, will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board of directors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

PRICE RANGE OF COMMON STOCK

      Our common stock began trading on the American Stock Exchange on May 20, 2002 under the symbol “PXG.” Prior to May 20, 2002, our common stock was quoted on The Nasdaq SmallCap Market under the symbol “DAGR.” The following table sets forth for each calendar quarter the low and high closing sale prices per share of our common stock as reported on the American Stock Exchange and The Nasdaq SmallCap Market for the applicable periods. These prices reflect our 2-for-1 stock split effective at the close of business on June 12, 2003.

	High	Low

Year Ended December 31, 2002:
First Quarter	$4.87	$2.25
Second Quarter	$5.93	$4.45
Third Quarter	$5.50	$3.75
Fourth Quarter	$3.93	$2.90
Year Ended December 27, 2003:
First Quarter	$3.63	$2.74
Second Quarter	$5.19	$3.51
Third Quarter	$5.92	$4.80
Fourth Quarter	$7.49	$5.80
Year Ending December 25, 2004:
First Quarter	$10.50	$7.25

      On March 25, 2004, the last reported sale price of our common stock on the American Stock Exchange was $9.10 per share. At March 25, 2004, we had approximately 439 holders of record of our common stock (including Cede & Co., the nominee for the Depositary Trust Company, a registered clearing agency). We believe that we had a substantially greater number of beneficial owners of our common stock on that date.

CAPITALIZATION

      The following table sets forth our cash, total bank debt and total stockholders’ equity as of December 27, 2003:

•	on an actual basis; and

•	on an as adjusted basis, assuming the completion of this offering at an assumed offering price of $ per share (the last sale price on , 2004) after deducting underwriting discounts and estimated offering expenses, and the application of the estimated net proceeds.

      You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	December 27, 2003

	Actual	As Adjusted

	(in thousands)
Cash	$1,058	$
Total bank debt	12,082
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 500,000 shares authorized; no shares issued and outstanding; no shares issued and outstanding as adjusted	—		—
Common stock, $0.01 par value per share, 50,000,000 shares authorized; 5,061,000 shares issued and outstanding; 5,561,000 shares issued and outstanding as adjusted	51
Additional paid-in capital	11,190
Retained earnings	5,320
Less: Treasury stock at cost, 603,000 shares	(1,574)
Total stockholders’ equity	14,987		—

Total stockholders’ equity and bank debt	$27,069	$

      The 5,061,000 shares listed above:

•	Excludes 648,156 shares reserved for issuance upon the exercise of outstanding options granted under our stock-based employee compensations plans, which had a weighted average exercise price of $4.03 per share.

•	Excludes 398,000 shares reserved for issuance upon the exercise of outstanding options issued between 1997 and 2001 to previous guarantors of our debt in consideration for their guarantees, which had a weighted average exercise price of $2.07 per share as of December 27, 2003. These options were not issued under a stock or other type of plan.

•	Excludes 433,844 shares reserved for issuance upon exercise of options and other awards that may be granted in the future under our stock-based employee compensation plans. Additionally, our board of directors has authorized an additional 500,000 shares to be reserved for awards under our 2001 Long-Term Incentive Plan, subject to the approval of our stockholders at our May 11, 2004 annual meeting.

•	Excludes 35,000 shares of common stock that may be purchased by the managing underwriter upon the exercise of the managing underwriter’s warrant to be issued to it upon the closing of this offering with an exercise price equal to 120% of the offering price.

•	Includes 592,331 shares of common stock held by our 401(k) plan at December 27, 2003, which are outstanding for voting and other legal purposes, but classified as treasury shares for financial statement reporting purposes and therefore not included in weighted average shares outstanding used in the determination of our reported earnings per share. These shares have not yet been allocated to the accounts of participants in our 401(k) plan and will be allocated at the rate of 120,000 shares annually to the accounts of plan participants until all 592,331 shares have been fully allocated.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The historical consolidated statements of operations data for the years ended December 31, 2001 and 2002 and December 27, 2003, and the historical consolidated balance sheet data as of December 31, 2002 and December 27, 2003, have been derived from our audited historical consolidated financial statements, which consolidated financial statements and independent auditors’ report are included elsewhere in this prospectus. The historical consolidated statements of operations data for the years ended December 31, 1999 and 2000, and the historical balance sheet data as of December 31, 1999, 2000 and 2001, have been derived from our audited historical consolidated financial statements that are not included in this prospectus.

      The financial data in the following table was impacted by our fiscal 2000 acquisition of the Penobscot Shoe Company and its Trotters brand, our fiscal 2001 sale of our slipper brands and our fiscal 2003 acquisitions of H.S. Trask and Royal Robbins. The fiscal 2003 acquisitions resulted in additional sales in fiscal 2003 and had a significant impact on our balance sheet.

      Historical results are not necessarily indicative of future results, The following information should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

	Fiscal years ended

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 27,
	1999(1)	2000(2)	2001(3)	2002(4)	2003(5)

	(in thousands, except share, per share data and stock price)
Consolidated Statements of Operations Data:
Net sales	$14,867	$33,179	$46,851	$36,161	$39,077
Cost of goods sold	11,728	22,233	31,439	22,397	22,457

Gross profit	3,139	10,946	15,412	13,764	16,620

Operating expenses:
Selling, general and administrative expenses	4,646	9,705	11,917	9,661	12,696
Other expense, net	311	1,016	375	442	1,377

Total operating expenses	4,957	10,721	12,292	10,103	14,073

Operating (loss) income	(1,818)	225	3,120	3,661	2,547
Interest expense	193	1,363	1,683	751	620

(Loss) earnings before income taxes	(2,011)	(1,138)	1,437	2,910	1,927
Income tax (benefit) expense	(483)	(456)	67	1,207	986

Net (loss) earnings	$(1,528)	$(682)	$1,370	$1,703	$941

Net (loss) earnings per share(6)
Basic	$(0.49)	$(0.22)	$0.44	$0.50	$0.24
Diluted	$(0.49)	$(0.22)	$0.41	$0.45	$0.22
Weighted average common shares outstanding(6)
Basic	3,138,172	3,141,190	3,137,688	3,418,468	3,963,382
Diluted	3,138,172	3,141,190	3,444,042	3,781,634	4,350,132

	Fiscal years ended

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 27,
	1999(1)	2000(2)	2001(3)	2002(4)	2003(5)

	(in thousands, except share, per share data and stock price)
Other Data:
Gross profit as a percentage of total net sales	21.1%	33.0%	32.9%	38.1%	42.5%
Adjusted EBITDA(7)	$(1,210)	$1,671	$4,205	$4,606	$4,643
Adjusted EBITDA as a percentage of total net sales	(8.1)%	5.0%	9.0%	12.7%	11.9%

	As of

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 27,
	1999	2000	2001	2002	2003

	(in thousands)
Consolidated Balance Sheet Data:
Cash	225	1	1,161	1,265	1,058
Working capital	4,414	(1,607)	5,358	8,812	13,423
Total assets	10,252	38,424	27,577	18,954	36,411
Contingent liability	—	—	—	—	1,942
Total bank debt	2,849	18,926	14,829	3,000	12,082
Total stockholders’ equity	6,477	5,898	7,452	10,112	14,987

(1)	We ceased our manufacturing operations completely during fiscal 1999 and as part of the restructuring incurred severance costs of $311,000. Raw material inventory write-offs of $589,000 are also included in costs of goods sold in fiscal 1999 as part of the restructuring.

(2)	Includes $808,000 of expenses associated with the relocation of our headquarters and distribution operation from Dolgeville, New York to the newly acquired facilities in Old Town, Maine. Costs associated with this relocation included severance, moving expenses and closing facilities. In addition, we recognized an impairment loss of $208,000.

(3)	The net amount of $375,000 in “Other expense, net” consists primarily of a $1.2 million gain in connection with the divestiture of our slipper business and a $1.7 million loss incurred in connection with the termination of the Penobscot Shoe Company pension plan and a net gain on the sale of property of $142,000.

(4)	The net amount of $442,000 in “Other expense, net” consists primarily of losses on dispositions and write-offs on asset sales.

(5)	The net amount of $1,377,000 in “Other expense, net” consists primarily of $394,000, or $0.06 per diluted share, of non-capitalized acquisition expenses, $354,000, or $0.05 per diluted share, associated with the relocation of our corporate offices from Old Town, Maine to Carlsbad, California, litigation costs and expenses totaling $733,000 or $0.17 per diluted share associated with the dissenting stockholders’ appraisal proceeding resulting from our fiscal 2000 acquisition of Penobscot Shoe Company and a $163,000 write-off of a non-trade receivable, or $0.02 per diluted share. These amounts were offset partially by an excise tax refund totaling $285,000, or $0.07 per diluted share, which was not taxable, associated with the fiscal 2001 termination of the Penobscot pension plan. “Interest expense” includes $376,000 or $0.05 per diluted share, of interest expense related to the settlement of the dissenting stockholder’s appraisal proceeding. On an aggregate basis, these amounts reduced our fiscal 2003 per diluted share earnings by $0.28.

(6)	Per share and share data have been adjusted to reflect the 2-for-1 stock split effective at the close of business on June 12, 2003. Our 401(k) plan holds 798,847 shares of our common stock, of which 592,331 shares were not allocated to the accounts of plan participants as of December 27, 2003 and were classified as treasury shares for financial statement reporting purposes, but are outstanding for voting purposes and other legal purposes, and are excluded from the weighted average shares outstanding.

(7)	EBITDA refers to income before provision for income taxes plus interest expense and depreciation and amortization expense less interest income. “Adjusted EBITDA” is defined as EBITDA further adjusted to exclude our other expenses, net, and the expenses incurred in connection with the allocation of our stock to employees under our 401(k) plan. Adjusted EBITDA should not be considered as an alternative to net earnings or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America. We believe that, in addition to net earnings or loss, adjusted EBITDA is a useful financial performance measure for assessing operating performance because it provides an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. We also believe that it is useful to provide greater comparability between periods as well as an indication of our results on an ongoing basis. Our method of calculating adjusted EBITDA, however, may differ from methods used by other companies, and, as a result, adjusted EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies. The following table reconciles net earnings (loss) to EBITDA for each period presented:

	For the fiscal year ended

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 27,
	1999	2000	2001	2002	2003

	(Unaudited) (in thousands)
Net earnings	$(1,528)	$(682)	$1,370	$1,703	$941
Interest expense	193	1,363	1,683	751	620
Income tax expense (benefit)	(483)	(456)	67	1,207	986
Depreciation and amortization	297	430	710	266	317
Other expense, net	311	1,016	375	442	1,377
401(k) stock allocation	—	—	—	237	402

Adjusted EBITDA	$(1,210)	$1,671	$4,205	$4,606	$4,643

The “401(k) stock allocation” represents the compensation expense we are required to record based on the market value of our shares held by our 401(k) plan which are allocated each year to the accounts of plan participants.

UNAUDITED CONDENSED COMBINED CONSOLIDATED PRO FORMA

STATEMENT OF OPERATIONS DATA

      The unaudited condensed combined consolidated pro forma statement of operations data combines the consolidated statement of operations of Phoenix Footwear for the year ended December 27, 2003 with the unaudited statements of operations of Royal Robbins and the unaudited statement of income of H.S. Trask, in each case for the periods from January 1, 2003 through the date of the respective acquisitions. We acquired H.S. Trask on August 7, 2003 and Royal Robbins on October 31, 2003. The unaudited condensed combined consolidated pro forma statement of operations for the year ended December 27, 2003 has been prepared to reflect these acquisitions as if they had occurred at the beginning of the period. Certain reclassifications have been made to conform Royal Robbins’ and H.S. Trask’s historical and pro forma amounts to Phoenix Footwear’s financial statement presentation.

      The unaudited condensed combined consolidated pro forma statement of operations is based on estimates and assumptions. These estimates and assumptions have been made solely for purposes of developing this pro forma information, which is presented for illustrative purposes only and is not necessarily indicative of the combined statements of operations or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods.

      This information is only a summary and should be read together with the audited and unaudited historical financial statements for us, H.S. Trask and Royal Robbins included in this prospectus. It should also be read with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our fiscal 2003 selected financial data is derived from our audited financial statements and related notes. The information below does not include certain cost savings and operational synergies that we expect to achieve upon fully consolidating these acquisitions.

		Royal Robbins	H.S. Trask
	Phoenix Footwear	Period from	Period from
	Year ended	January 1, 2003	January 1, 2003			Year Ended
	December 27,	to October 31,	to August 7,	Pro Forma		December 27, 2003
	2003(1)	2003(2)	2003	Adjustments		Pro Forma

	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net sales	$39,077	$14,760	$4,971	—		$58,808
Royalty income	—	250	—	—		250
Cost of goods sold	22,457	7,411	2,994	—		32,862

Gross profit	16,620	7,599	1,977	—		26,196
Operating expenses:
Selling, general and administrative expenses	12,696	5,864	2,258	$149	(3)	20,967
Other expense, net	1,377	—	—	—		1,377
Total operating expenses	14,073	5,864	2,258	149		22,344

Operating income	2,547	1,735	(281)	(149)		3,852
Interest expense	620	138	19	221	(4)	998

Earnings before income taxes	1,927	1,597	(300)	(370)		2,854
Income tax expense (benefit)	986	612	(64)	(148	)(5)	1,386

Net earnings	$941	$985	$(236)	$(222)		$1,468

Net earnings per share
Basic	$0.24	—	—	—		$0.33
Diluted	$0.22	—	—	—		$0.30
Weighted average number of shares used in per share calculations
Basic	3,963,382			486,466	(6)	4,452,848
Diluted	4,350,132			489,466		4,839,598

(1)	The net amount of $1,377,000 in “Other expense, net,” consists primarily of $394,000 or $0.05 per pro forma diluted share of non-capitalized acquisition expenses, $354,000, or $0.04 per pro forma diluted share, associated with the relocation of our corporate offices from Old Town, Maine to Carlsbad, California, litigation costs and expenses totaling $733,000, or $0.15 per diluted pro forma share, associated with the dissenting stockholders appraisal proceeding resulting from our fiscal 2000 acquisition of Penobscot Shoe Company and a write-off of non-trade receivables of $163,000 or $0.02 per pro forma diluted share. These amounts were partially offset by an excise tax refund totaling $285,000, or $0.06 per pro forma diluted share, which was not taxable, associated with the fiscal 2001 termination of the Penobscot pension plan. “Interest expense” includes $376,000, or $0.05 per pro forma diluted share, of interest expense related to the settlement of the dissenting stockholders’ appraisal proceeding. On an aggregate basis, these amounts reduced our fiscal 2003 per pro forma diluted share earnings by $0.25.

(2)	The pro forma results for Royal Robbins give effect as of January 1, 2003 to the disposition by Royal Robbins of its 5.11, Inc. tactical clothing line business which actually occurred in June 2003, prior to our acquisition of Royal Robbins.

(3)	Represents intangible asset amortization expense associated with wholesale and retail customer lists, non-compete agreements and website.

(4)	Represents interest on additional proforma acquisition debt assuming a 4% interest rate.

(5)	Based on a 42% effective tax rate which assumes our current operations, corporate structure and asset base remain constant.

(6)	Represents 700,000 shares issued in the H.S. Trask acquisition, and 71,889 shares issued in connection with the Royal Robbins acquisition on a weighted average basis for the periods from January 1, 2003 through the date of the respective acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the historical and pro forma consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth under “Risk Factors” and under other captions contained elsewhere in this prospectus.

      Effective January 1, 2003, we changed our accounting year to a 52/53 week period. Our annual accounting period begins on January 1 and ends on the Saturday nearest to December 31. The change in fiscal year end did not materially impact our fiscal 2003 results of operations or year-over-year comparisons.

Overview

      We are a men’s and women’s footwear and apparel company. We design, develop and market branded dress and casual footwear and apparel. We sell over 80 different styles of footwear and over 250 different styles of apparel products. By emphasizing traditional style, quality and fit, we believe we can better maintain a loyal consumer following that is less susceptible to fluctuations due to changing fashion trends and consumer preferences. As a result, a significant number of our product styles carry over from year-to-year. In addition, our design and product development teams seek to create and introduce new products and styles that complement these longstanding core products, are consistent with our brand images and meet our high quality standards. We believe our brands have significant potential for growth through increases in product assortment, brand extensions and expansion of our retail channels.

      In recent years, we have implemented a number of strategic initiatives that had a positive impact on our revenue growth, business operations and financial condition. In June 1999, to increase our production flexibility and capacity while at the same time allowing us to substantially reduce capital expenditures and avoid the costs of managing a large production work force, we discontinued our domestic manufacturing operations and began to outsource all of our footwear products operations to foreign sources. All of our products are now produced by foreign manufacturers located in Brazil, China, South and Central America and Southeast Asia. We purchase our products with short-term purchase orders denominated in U.S. dollars. Our footwear products are purchased from vendors on credit terms generally payable within 45 days. Our apparel products are purchased mainly through letters of credit arrangements.

      During the second quarter of fiscal 2003, we relocated our corporate offices from Old Town, Maine to Carlsbad, California. We believe this relocation assists us in attracting and retaining key personnel and provides us with greater access to our major customers and markets.

Acquisition Program

      In fiscal 2000, we embarked on an acquisition program in order to enhance our growth and increase profitability by leveraging our corporate infrastructure. In fiscal 2000, we acquired L.B. Evans Company’s men’s slipper business and related brands and Penobscot Shoe Company, including its Trotters brand of traditional women’s footwear. In fiscal 2003 we acquired H. S. Trask & Co., a men’s footwear company, and Royal Robbins, Inc., an apparel company. As a result of these acquisitions our net sales and adjusted EBITDA improved significantly. For fiscal 1999, our net sales were approximately $15.0 million and our adjusted EBITDA was $(1.2 million). For fiscal 2003, our pro forma net sales were approximately $59.0 million and our pro forma adjusted EBITDA was $6.1 million. See Note 7 to Selected Historical Consolidated Financial Data for a reconciliation of adjusted EBITDA to net earnings (loss) and Note 5 to Summary Condensed Combined Consolidated Pro Forma Financial Data for a reconciliation of adjusted EBITDA to pro forma net earnings.

      We intend to continue to pursue acquisitions of sustainable niche brands in the footwear and apparel industry that we believe could complement or expand our business, or augment our market coverage. We seek companies or product lines that we believe have consistent historical cash flow and brand growth potential and can be purchased at a reasonable price. We also may acquire businesses that we feel could provide us with important relationships or otherwise offer us growth opportunities. We plan to fund our future acquisitions through bank financing, seller debt or equity financing and public or private equity financing. Although we are actively seeking acquisitions, as of the date of this prospectus we have no agreements with respect to any such acquisitions, and there can be no assurance that we will be able to identify and acquire such businesses or obtain necessary financing on favorable terms.

      We funded our acquisitions in fiscal 2000 primarily through bank debt, which at December 31, 2000 totaled $18.9 million. In fiscal 2001, we arranged for a $2.0 million investment in our stock by our 401(k) plan, which was funded through a termination of Penobscot’s over-funded pension plan, and a $750,000 investment by our Chairman and Chief Executive Officer in a convertible subordinated debenture which he converted in fiscal 2002 into shares of our common stock. In December 2001, we sold our men’s and women’s slipper business, which included the “Daniel Green”, “L.B. Evans” and “Woolrich” brands and the related inventory, for a gain of $1.2 million, so that we could concentrate our efforts on the Trotters and SoftWalk brands and on future acquisitions.

      During fiscal 2002, we continued our focus on operating our business profitably and reducing our bank debt. By December 31, 2002 we reduced our bank debt to $3.0 million. As a result, we positioned ourselves to continue with our strategy of building our organization and portfolio of brands through acquisitions.

      In the last two quarters of fiscal 2003, we acquired H.S. Trask & Co., a men’s footwear company, and Royal Robbins, Inc., an apparel company. We paid a total purchase price of $13.2 million for these two acquisitions, of which $9.5 million was cash and the remainder was an issuance of 771,869 shares of our common stock. We also included potential earn-out payments in the Royal Robbins transaction, subject to certain financial thresholds. See “Business  — Recent Acquisitions.” These acquisitions were funded through a combination of bank financing and seller equity and debt financing. We accounted for both of these acquisitions using the purchase method of accounting and, accordingly, the assets acquired, liabilities assumed, and results of operations are included in our consolidated financial statements from the date of the acquisitions. The excess of the purchase price in these acquisitions over the fair value of identifiable net assets acquired represents goodwill and unamortizable intangible assets that must periodically be tested for impairment. Trademarks and trade names are deemed to have an indefinite useful life and are not presently being amortized, but we periodically test them for impairment in accordance with current accounting standards.

      In connection with the Royal Robbins acquisition, our bank provided us with a new $24.8 million secured credit facility, which we used to refinance our existing indebtedness and to fund the cash portion of the purchase price paid for the Royal Robbins and H.S. Trask acquisitions. See “Liquidity and Capital Resources.”

      Our fiscal 2003 acquisitions added to our portfolio of brands, diversified our product offerings and customer base and provided a base for significant additional revenues in the future. Reflecting the impact of the two acquisitions in fiscal 2003, we had pro forma net sales of $59.0 million, and per pro forma diluted share earnings of $0.30 compared to our reported per diluted share earnings of $0.22. See “Unaudited Condensed Combined Consolidated Pro Forma Statement of Operations Data” and the pro forma financial statements appearing elsewhere in this prospectus. Since making these acquisitions, we have integrated their operations with our infrastructure and have rationalized their operations to take advantage of duplicative overhead and operational inefficiencies.

      During fiscal 2003, we also focused on investing in our infrastructure to support our newly acquired brands. For example, we hired seasoned personnel in the areas of product design, merchandizing and brand management. To accommodate our newly acquired brands, in March 2004 we expanded our corporate headquarters by adding 5,000 additional square feet at annual additional rent and related costs of $107,000.

Results of Operations

      The following table sets forth selected consolidated operating results for each of the last three fiscal years, presented as a percentage of net sales.

	Fiscal Year Ended

	December 31,	December 31,	December 27,
	2001	2002	2003

Net sales	100%	100%	100%
Costs of goods sold	67%	62%	57%
Gross profit	33%	38%	43%
Selling, general and administrative and other expenses	26%	28%	36%
Operating income	7%	10%	7%
Interest expense	4%	2%	2%
Earnings before income taxes	3%	8%	5%
Income tax expense	—	3%	3%
Net earnings	3%	5%	2%

Fiscal 2003 Compared to Fiscal 2002

      Net Sales. Our net sales for fiscal 2003 were $39.1 million compared to $36.2 million for fiscal 2002, representing an 8% increase. Included in fiscal 2003 net sales are partial year net sales of $4.7 million from fiscal 2003 acquisitions. Excluding these sales, our fiscal 2003 net sales would have decreased $1.8 million, or 5%, compared to fiscal 2002. Against the backdrop of depressed retail and economic conditions, this decrease was primarily associated with decreased sales volume of our Trotters brand, which was partially offset by the growth in the sales volume of our SoftWalk brand. The drop in Trotters sales was due to poor retail acceptance of certain Trotters styles during the Spring and Summer selling seasons. We subsequently increased our investment in new product design, which resulted in a product offering that received increased retailer support for the Trotters brand fiscal 2003 Fall and Winter selling seasons. We expect to continue to increase our investment in product development in future periods, as demonstrated by the recently introduced H.S. Trask women’s and Strol product lines. Additionally, the Royal Robbins product line has historically invested significant resources in new product development, and we anticipate this will continue in the future.

      Gross Profit. Our gross profit for fiscal 2003 increased to $16.6 million compared to $13.8 million for fiscal 2002. Our gross profit percentage increased to 43% compared to 38% for fiscal 2002. Our gross profit percentage improvement reflects a reduction in the costs of our products through better inventory management and improved sourcing. In addition, this improvement relates to a change in product mix and a reduction in the volume of closeout sales and associated mark-downs from the previous fiscal year.

      Selling, General and Administrative Expenses. Our selling, general and administrative or SG&A expenses for fiscal 2003 were $12.7 million, or 32% of net sales, compared to $9.7 million, or 26.7% of net sales, for fiscal 2002. The increase includes $1.6 million in SG&A expenses associated with our brands acquired in fiscal 2003, $417,000 of employee compensation and benefit costs from additional hires, $516,000 of increased marketing and advertising expenses, and $531,000 of additional occupancy costs. These same items contributed to the increase of SG&A as a percentage of net sales in fiscal 2003. We anticipate that our fiscal 2004 SG&A expenses as a percentage of net sales will continue at this same rate.

      Other Expenses, Net. Our other expenses, net, for fiscal 2003 were approximately $1.4 million, compared to $442,000 for fiscal 2002. Fiscal 2003 other expenses, net, primarily consisted of $733,000 in litigation expenses incurred with the dissenting Penobscot stockholders settlement, $394,000 in non-capitalized acquisition costs, $354,000 in expenses related to our corporate headquarters relocation and the write-off of non-trade receivables totaling $163,000. These expenses were partially offset by an excise tax refund of $285,000 associated with the fiscal 2001 Penobscot pension plan termination. Other expense, net, totaled $442,000 for fiscal 2002 and consisted primarily of a loss on the sale of assets and asset impairment charges.

      Interest Expense. Interest expense for fiscal 2003 was $620,000, including $376,000 related to the Penobscot litigation compared to $751,000, including $280,000 associated with the Penobscot litigation, in fiscal 2002. Exclusive of the interest for the Penobscot litigation, interest expense would have decreased $227,000 during fiscal 2003 as a result of lower interest rates and lower average borrowings on our revolving credit facility, which was partially offset by new term loans for a portion of the fiscal year in connection with our fiscal 2003 acquisitions. Despite the increased debt, in the absence of any future acquisitions, we do not expect to have higher interest expense in fiscal 2004 as a result of our planned use of the net proceeds of this offering to reduce our revolving line of credit.

      Income Taxes. Our income tax expense for fiscal 2003 was $986,000 compared to $1.2 million for fiscal 2002. Our effective tax rate was 51 % for fiscal 2003 and 42% for fiscal 2002. The increase in the fiscal 2003 effective tax rate was primarily associated with the Penobscot litigation settlement, which was substantially non-deductible for income tax purposes, and an excise tax refund which was substantially non-taxable for income tax purposes. We anticipate our effective income tax rate for fiscal 2004 to be approximately 42% based on our current operations, corporate structure and asset base. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities, for financial reporting purposes, and the amounts used for income tax purposes.

      Net Earnings. Our net earnings were $941,000 for fiscal 2003, which was $762,000, or 45%, lower than our net earnings for fiscal 2002. These results represented diluted earnings per share of $0.22, which was $0.23 lower than during fiscal 2002. Poor retail conditions throughout the majority of fiscal 2003 and the items discussed in “other expenses, net” above negatively affected our financial performance. In early fiscal 2004, we have encountered a marginal improvement in retailer optimism as indicated by initial Spring order activity. Although we are cautiously optimistic of the initial fiscal 2004 retail environment and the related reports of increased consumer spending, there is no assurance that a positive economic trend has been established or if established, that it will continue in the future.

Fiscal 2002 Compared to Fiscal 2001

      Net Sales. Our net sales for fiscal 2002 were $36.2 million compared to $46.9 million for fiscal 2001. Net sales for fiscal 2001 included $12.6 million from the slipper brands we divested in December 2001. Combined net sales for our two then current brands, Trotters and SoftWalk, increased 5.0% or $1.8 million for fiscal 2002 compared to fiscal 2001, primarily due to increased volume.

      Gross Profit. Our gross profit for fiscal 2002 decreased to $13.8 million from $15.4 million for fiscal 2001. The decrease in the dollar amount of our gross profit was primarily due to our reduction in net sales following the divestiture of our slipper brands. Our gross profit percentage increased to 38% for fiscal 2002 compared to 33% for fiscal 2001. The increase in gross profit margin percentage reflects the fact that the divested slipper brands carried a lower gross margin than our combined Trotters and SoftWalk shoe brands.

      Selling, General and Administrative Expenses. Our SG&A expenses for fiscal 2002 were $9.7 million, or 27% of net sales, compared to $11.9 million, or 25% of net sales, for fiscal 2001. The reduction in SG&A expenses and the increase in SG&A expenses as a percentage of net sales during fiscal 2002 was primarily related to divestiture of our slipper brands.

      Other Expenses, Net. Our other expenses, net, for fiscal 2002 were $442,000, compared to $375,000 for fiscal 2001. Included in the fiscal 2002 amount was a loss of $254,000 on the sale of property, impairment charges of $84,000 on a building held for sale and a write-off of a $104,000 receivable associated with the sale of our slipper brands in fiscal 2001. Included in the fiscal 2001 amount were costs associated with the termination of the Penobscot pension plan, totaling $1.7 million. During the fiscal quarter ended June 30, 2001, we completed the termination of this pension plan. Upon termination, the plan had $2.4 million in surplus, which was less than the carrying value of our prepaid pension cost asset of $3.7 million. This resulted in a $1.3 million loss. This loss was increased by an excise tax totaling $357,000, which resulted in a total loss on this transaction of $1.7 million. Also included in other expenses, net for fiscal 2001 is a gain of $1.2 million associated with the fiscal 2001 sale of our slipper brands and a $142,000 gain on the sale of property.

      Interest Expense. Interest expense for fiscal 2002 was $751,000 compared to $1.7 million for fiscal 2001. This decrease resulted from lower interest rates and lower average outstanding indebtedness.

      Income Taxes. Our income tax expense for fiscal 2002 was $1.2 million compared to $67,000 for fiscal 2001. Our effective tax rate was 42% in fiscal 2002, compared to 5% in fiscal 2001. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities, for financial reporting purposes, and the amounts used for income tax purposes. The difference in the effective tax rates for the two fiscal years resulted from earnings generated in fiscal 2002 and the reduction of the deferred tax asset valuation allowance in fiscal 2001 as a result of our evaluation of the realization of our deferred tax assets.

      Net Earnings. Our net earnings were approximately $1.7 million for fiscal 2002, which was $333,000, or 24%, higher than our net earnings for fiscal 2001. These results represented $0.45 per diluted share in fiscal 2002 and $0.41 per diluted share in fiscal 2001. The increase in net earnings during fiscal 2002 was primarily associated with our divestiture during late fiscal 2001 of our slipper brands, which historically generated operating losses, and increased sales and profits during fiscal 2002 of our women’s footwear brands.

Seasonal and Quarterly Fluctuations

      The following sets forth our net sales and income (loss) from operations summary operating results for the quarterly periods indicated (in thousands).

	Fiscal 2002

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Net sales	$10,793	$8,446	$9,521	$7,401
Income from operations	$1,240	$675	$992	$754

	Fiscal 2003

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Net sales	$9,207	$7,552	$11,002	$11,316
Income (loss) from operations	$691	$(353)	$1,714	$495

      Our quarterly results of operations have fluctuated, and we expect will continue to fluctuate in the future, as a result of seasonal variances. Net sales and income from operations in our first and third quarters typically are stronger than in our second and fourth quarters.

Liquidity and Capital Resources

      Our primary liquidity requirements include debt service, capital expenditures, working capital needs and financing for acquisitions. We have historically met these liquidity needs with cash flows from operations, borrowings under our term loans and revolving credit facility, and seller financing in acquisitions.

      On October 31, 2003, we obtained a new secured $24.8 million credit facility from Manufacturers and Traders Trust Company. The proceeds of this credit facility were used to fund the cash portion of the purchase price due in the Royal Robbins acquisition and to refinance our then-existing credit facility, including the debt previously incurred with the H.S. Trask acquisition, and to pay related fees and expenses. This credit facility includes three term loans totaling $6.8 million in principal and a revolving credit facility with maximum availability running from $15.0 million during the months of June through the following January to $18.0 million during the months from February through the following May. The aggregate amount that we may borrow under the revolving credit facility at any time is limited by a borrowing base formula, which is determined according to our inventory and accounts receivable levels, less a $2.0 million amortized term loan and outstanding letters of credit. The agreement is secured by substantially all of our assets.

      Amounts borrowed under our revolving credit facility bear interest at a rate, as selected by us, equal to LIBOR plus 2.75%, or the prime rate plus .25%, which was 4.0% at March 5, 2004. The weighted average interest rate on the balance of our revolver was 3.78% at March 5, 2004. The term loans bear interest at a rate, as selected by us, equal to LIBOR plus 3.00%, or the prime rate plus .375%. At March 5, 2004, the weighted average interest rate on the term loans was 3.58%.

      Our credit facility contains covenants that restrict, among other things, our ability of to incur additional indebtedness, pay dividends, create certain liens and make acquisitions. Our credit facility also contains certain financial maintenance covenants, which, among other things, specify capital expenditure limits, a maximum average borrowed funds to EBITDA ratio, current ratios and minimum cash flow coverage ratio and net earnings requirements. In the event we violate any of these covenants, or violate any other provision of our lending arrangement, our credit agreement provides that our lender has the right to accelerate repayment of all amounts outstanding under the agreement and/or to commence foreclosure proceedings on our assets. We were in compliance with all covenants at December 27, 2003 and remain so as of the date of this prospectus.

      The outstanding balances for the revolving credit facility and our term loans at March 5, 2004 were $8.0 million and $6.3 million, respectively. The available borrowing capacity under the revolving credit facility, net of outstanding letters of credit of $2.25 million, was approximately $1.0 million at March 5, 2004. Future uses of proceeds of the revolving credit facility are restricted to funding our working capital requirements and capital expenditures.

      The revolving credit facility matures on May 1, 2006. Our $2.3 million term loan is payable in three remaining consecutive $750,000 installments due on the first day of May in each subsequent year. Our $2.7 million term loan is payable in 18 remaining consecutive quarterly $150,000 installments, due on May 1, August 1, November 1 and February 1 of each year. Our $1.5 million term loan is payable in 56 remaining monthly $25,000 payments due on the first day of each month.

      We intend to use the net proceeds from this offering for repayment of debt. The debt that we will repay includes our line of credit and, to the extent of any remaining proceeds, our term loans. See “Use of Proceeds.”

      Cash Flows Provided By Operations. During fiscal 2003 and fiscal 2002, we generated $282,000 and $9.9 million, respectively, in cash flows from operations. The $9.6 million decline in cash flows provided by operations resulted from our payment of settlement expenses relating to the Penobscot dissenting stockholders action and the lack of any carry-over receivables from our divested slipper business. Net cash provided by operating activities for fiscal 2002 was due primarily to the decrease in working capital resulting from the fiscal 2001 divestiture of our slipper brands, including the liquidation of approximately $5.0 million in receivables that we retained when we divested our slipper business. Our fiscal 2003 acquisitions resulted in increases in our in-stock inventory position as well as our trade receivables. In addition, non-capitalized expenses associated with our acquisition activities contributed to the decline in cash provided by operations during fiscal 2003.

      Working capital at the end of fiscal 2003 was approximately $13.4 million, compared to approximately $8.8 million at the end of fiscal 2002. Our working capital varies from time to time as a result of the seasonal requirements of our brands, which have historically been heightened during the first and third quarters, the timing of factory shipments, the need to increase inventories and support an in-stock position in anticipation of customers’ orders, and the timing of accounts receivable collections. The improvement in working capital at the end of fiscal 2003 compared to the end of fiscal 2002 is due primarily to the impact of our fiscal 2003 acquisitions. These acquisitions caused us to increase our short and long term debt and caused increases in our year-end inventory and accounts receivable balances. Our current ratio, the relationship of current assets to current liabilities, decreased to 2.37 at December 27, 2003 from 2.58 at December 31, 2002 due primarily to our fiscal 2003 acquisitions and the dissenting stockholders litigation settlement. Accounts receivable days increased from 72 days in fiscal 2002 to 76 days in fiscal 2003, reflective of extended payment terms, and slower collection activity partially offset by higher consumer direct sales, which are predominantly settled through credit card payments.

      Investing Activities. In fiscal 2003, our cash used in investing activities totaled $7.8 million compared to cash provided by investing activities in fiscal 2002 and fiscal 2001 of $1.3 million and $2.0 million, respectively. During fiscal 2003, most of our cash used in investing activities consisted of the purchase price payments we made for our fiscal 2003 acquisitions. Cash provided by investing activities in fiscal 2002 consisted mostly of the $1.6 million in note receivable proceeds we received related to the sale of our slipper brands. Cash provided by investing activities in fiscal 2001 consisted primarily of the $1.5 million in proceeds we received related to the sale of our slipper brands.

      For fiscal 2003, our capital expenditures were $326,000 compared to $309,000 for fiscal 2002. These capital expenditures consisted mostly of furniture, fixtures and computer equipment associated with the relocation of our headquarters from Maine to California. In addition, we renovated portions of our distribution center in Maine to decrease the amount of office space and increase our warehouse storage capacity. We currently have no material commitments for future capital expenditures. For the current fiscal year we anticipate capital expenditures of approximately $560,000, which will consist generally of new computer hardware and software, a trade show booth and a new roof for our Maine distribution center. The actual amount of capital expenditures for fiscal 2004 may differ from this estimate, largely depending on acquisitions we may complete or unforeseen needs to replace existing assets.

      Financing Activities. For fiscal 2003, our net cash provided by financing activities was $7.3 million compared to $11.1 million and $2.1 million for fiscal 2002 and fiscal 2001, respectively. The difference resulted primarily from $4.0 million in additional advances under our revolving credit facility and $4.5 million in new term loan proceeds in fiscal 2003, both of which were partially offset by $928,000 in repayments of notes payable and $201,000 in repurchases of common stock. We incurred the additional indebtedness generally to fund the Penobscot litigation settlement and our new acquisitions, including the payment of the cash portion of the purchase price due and to refinance working capital indebtedness of the acquired businesses. This additional indebtedness was provided to us by our bank under our new $24.8 million credit facility described above. In comparison during fiscal 2002 we used cash flow from operations and note receivable proceeds from the sale of our slipper brands to pay down $8.2 million on our revolving credit facility and a net $2.9 million on our term loans. In fiscal 2001 we used cash flow from operations, proceeds from the sale of our slipper brands and the net cash surplus contributed to our 401(k) plan following termination of the Penobscot pension plan to pay down $4.3 million on our revolving credit facility.

      On August 7, 2003, we acquired the H.S. Trask footwear brand and rights to the Ducks Unlimited footwear brand through the purchase of all the outstanding shares of H.S. Trask & Co., a Bozeman, Montana based men’s footwear company, for an aggregate purchase price of $6.4 million, including $2.9 million in cash, common stock valued at $3.2 million and $300,000 in acquisition related expenses. The value of the 699,980 shares issued was based on the average closing market price of our common stock over the three day period before the terms of the acquisition were agreed upon and announced. Concurrent with the acquisition, Harrison Trask entered into an employment agreement with us which expired on December 31, 2003 and a consulting agreement which continues through December 31, 2005. The consulting agreement provides for an annual fee of $90,000. Mr. Trask agreed not to compete with us through December 31, 2005.

      On October 31, 2003, we acquired the Royal Robbins apparel brand through the purchase of all the outstanding shares of Royal Robbins, Inc., a Modesto, California based apparel company, for an aggregate purchase price of $6.8 million, including $6.0 million in cash and 71,889 shares of common stock valued at approximately $500,000 and $300,000 in acquisition related expenses, plus potential contingent earnout cash payments. The potential contingent earnout payments equal 25% of the Royal Robbins product line’s gross profit over the 12-month periods ending May 31, 2004 and 2005, respectively, so long as minimum thresholds are achieved. We expect that the earn-out payment that is due for the 12 months ended May 31, 2004 and payable on or before June 30, 2004 will be approximately $2.5 million, which we will fund either from operations or our revolving credit facility. However, in accordance with SFAS No. 141, Business Combinations, we recorded a contingent liability in the amount of $1.9 million at December 27, 2003. For a further explanation, see Note 5 to our Consolidated Financial Statements included elsewhere in this prospectus. Payments in excess of this amount will result in an increase to the purchase price and goodwill for this acquisition. Concurrent with the acquisition, we entered into a consulting agreement with Dan Costa, former chief executive officer and previous controlling stockholder of Royal Robbins, Inc., through October 31, 2005, which provides for an annual fee of $150,000. Mr. Costa agreed not to compete with us through October 31, 2008.

      Our liquidity and capital resources have been significantly impacted by acquisitions and may be impacted in the foreseeable future by additional acquisitions. We have historically financed acquisitions with borrowings, cash flows from operations, issuances of our stock and in our last acquisition through deferred contingent earn-out payments. In the future, we may further increase our indebtedness to finance additional acquisitions. To the extent future acquisitions, if any, are financed by additional indebtedness, the resulting increase in debt and interest expense could have a negative impact on liquidity.

      In May 2002, our board of directors authorized us to repurchase shares of our outstanding common stock in the open market or privately negotiated transactions from time to time. We repurchased 8,000 and zero shares during fiscal 2003 and fiscal 2002, respectively, under this program at a total cost of $27,000. This program has been terminated. Our board of directors has authorized us to repurchase, and from time to time we have repurchased, shares in private transactions from our 401(k) plan upon the election of plan participants. During fiscal 2003, we repurchased 49,833 shares from the 401(k) plan at a total cost of $174,000. We place repurchased shares in treasury, and they are subsequently retired.

      Our ability to generate sufficient cash to fund our operations depends generally on the results of our operations and the availability of financing. Our management believes that cash flows from operations in conjunction with the available borrowing capacity under the revolving credit facility, net of outstanding letters of credit, of approximately $1.0 million at March 5, 2004, will be sufficient for the foreseeable future to fund operations, meet debt service and contingent earnout payment requirements and fund capital expenditures other than future acquisitions.

      Additional financing will have to be obtained for any future acquisitions that we may make. We expect this financing to be a combination of seller financing, cash from operations, borrowings under our financing facilities and/or issuances of additional equity or debt securities. Seller financing depends upon the sellers’ willingness to accept our shares as part of the consideration for an acquisition and our willingness to issue our common shares, which will be impacted by the market value of our common shares. If seller financing is not available, we may be required to use cash from operations, borrowings under our financing facilities and/or issuances of additional equity or debt securities. Using cash from operations to finance acquisitions would reduce the funds we have available for other corporate purposes. Additional borrowings would increase interest expense and may require us to commit to additional covenants that further limit our financial and operational flexibility.

Inflation

      We believe that the relatively moderate rates of inflation in recent years have not had a significant impact on our net sales or profitability.

Contractual Obligations

      The following table summarizes our contractual obligations at December 27, 2003 and the effects we expect such obligations to have on liquidity and cash flow in future periods.

	Payments Due by Period

		Less
	Total	than 1 year	1-3 years	3-5 years	More than 5 years

	(in thousands)
Long-term debt obligations	$12,082	$1,661	$8,792	$1,629	—
Operating leases	1,052	484	349	219	—
Potential earnout payments(1)	$5,000	$2,500	$2,500	—	—

(1)	In connection with our acquisition of Royal Robbins, we agreed to pay as part of the purchase price potential earn-out cash payments equal to 25% of the gross profit of the Royal Robbins product lines for the 12-month periods ending May 31, 2004 and 2005, respectively, so long as minimum thresholds are achieved by the acquired business during these periods. The $5.0 million represents management’s current estimate of the potential earnout cash payments we may be required to pay. Actual payments may vary from these estimated amounts.

Off-Balance Sheet Arrangements

      We have no off-balance sheet arrangements other than operating leases. See “— Contractual Obligations” above. We do not believe that these operating leases are material to our current or future financial condition, results of operations, liquidity, capital resources or capital expenditures.

Quantitative and Qualitative Disclosures about Market Risk

      We are exposed to interest rate changes primarily as a result of our line of credit and long-term debt, which we use to maintain liquidity and to fund capital expenditures and expansion. Our market risk exposure with respect to this debt is to changes in the “prime rate” in the U.S. and changes in LIBOR. Our revolving line of credit and our term loans provide for interest on outstanding borrowings at rates tied to the prime rate or, at our election, tied to LIBOR. At December 27, 2003 and March 5, 2004, we had $12.1 million and $14.3 million, respectively, in outstanding borrowings under our credit facility. A 1.0% increase in interest rates on our current borrowings would have had a $121,000 impact on income (loss) before income taxes. We do not enter into derivative or interest rate transactions for speculative purposes.

Critical Accounting Policies

      Management’s discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates, including those related to bad debts, inventories, intangible assets, income taxes, and contingencies and litigation, on an ongoing basis. We base these estimates on historical experiences and on various assumptions that we believe are reasonable under the circumstances. These assumptions form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies and the related estimates and assumptions discussed below are among those most important to an understanding of our consolidated financial statements.

      Accounts receivable. We maintain allowances for doubtful accounts, discounts and claims resulting from the inability of customers to make required payments and any claims customers may have for merchandise. We initially record a provision for doubtful accounts based on historical experience of write-offs and then adjust this provision at the end of each reporting period based on a detailed assessment of our accounts receivable and allowance for doubtful accounts. In estimating the provision for doubtful accounts, our management considers the age of the accounts receivable, our historical write-offs, the credit-worthiness of the customer, the economic conditions of the customer’s industry, and general economic conditions, among other factors. Should any of these factors change, the estimates made by management will also change, which could impact the level of our future provision for doubtful accounts. Specifically, if the financial condition of our clients were to deteriorate, affecting their ability to make payments, additional provisions for doubtful accounts may be required. At December 27, 2003, our gross trade accounts receivable balance was $9.1 million and our allowance for doubtful accounts was $1.0 million.

      Inventory. We write down inventory for estimated obsolescence or unmarketable inventory in an amount equal to the differences between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. At December 27, 2003, inventories were $13.6 million and our inventory obsolescence reserve was $878,000. Our use of different estimates and assumptions could produce different financial results. For example, if we had assumed a 10.0% reduction in our estimated selling prices, our inventory obsolescence reserve at December 27, 2003 would have increased by $110,000 to $988,000.

      Business Combinations. Acquisitions require significant estimates and judgments related to the fair value of assets acquired and liabilities assumed to which the transaction costs are allocated under the purchase method of accounting. Certain liabilities are subjective in nature. We reflect such liabilities based upon the most recent information available. The ultimate settlement of such liabilities may be for amounts that are different from the amounts initially recorded. A significant amount of judgment also is involved in determining the fair value of assets acquired. Different assumptions could yield materially different results.

      Goodwill and Intangible Assets. Certain of our identifiable intangible assets, including non-compete agreements and customer lists, are being amortized on the straight-line method over their estimated useful lives, which range from 2 to 13 years. Additionally, we have recorded goodwill and trademarks and trade names, all of which have indefinite useful lives and are therefore not amortized. All of our intangible assets and goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and goodwill and intangible assets with indefinite lives are reviewed for impairment at least annually. Among other considerations, we consider the following factors:

•	the assets’ ability to continue to generate income from operations and positive cash flow in future periods;

•	our future plans regarding utilization of the assets;

•	changes in legal ownership of rights to the assets; and

•	changes in consumer demand or acceptance of the related brand names, products or features associated with the assets.

If we consider the assets to be impaired, we recognize an impairment loss equal to the amount by which the carrying value of the assets exceeds the estimated fair value of the assets. In addition, as it relates to long-lived assets, we base the useful lives and related amortization or depreciation expenses on the estimate of the period that the assets will generate sales or otherwise be used by us. At December 27, 2003, we had goodwill and other intangible assets of $ 10.8 million. We determined that there was no impairment of goodwill to be recorded during the years ended December 27, 2003 or December 31, 2002.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on our consolidated financial position or results from operations.

      Effective January 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement. The adoption of this standard did not have a material impact on our consolidated financial position or results from operations.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. We adopted SFAS No. 145 on January 1, 2003. The adoption of SFAS No. 145 did not have a material effect on our consolidated financial position or results from operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have a material effect on our consolidated financial position or results from operations.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our consolidated financial position or results from operations. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002 and are included in the notes to our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to our consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, which was revised December 2003. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation generally applies immediately to variable interests in variable interest entities created after January 31, 2003 and to variable interests in variable interest entities obtained after March 15, 2004. The application of this Interpretation did not have a material effect on our consolidated financial statements.

      In May 2003, the Financial Accounting Standards Board (FASB)issued Statement of Financial Accounting Standards (SFAS) No.149, “Amendment of Statement No.133 on Derivative Instruments and Hedging Activities.” The statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, in connection with other board projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative. The adoption of this Statement has not had a significant impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. We do not believe that the adoption of this Statement will have a significant impact on the our consolidated financial statements.

BUSINESS

General

      We are a men’s and women’s footwear and apparel company. We design, develop and market dress and casual footwear and apparel with an emphasis on traditional style, quality and fit. We target the moderate to premium-priced categories of the footwear and apparel markets in order to pursue our strategy of maintaining strong gross margins. Our current brands include Trotters, SoftWalk, H.S. Trask, Strol and Royal Robbins. We also design and market a line of men’s casual footwear through a licensing agreement with Ducks Unlimited, Inc., the world’s largest wetlands and waterfowl conservation organization.

      In fiscal 1999, in line with industry trends, we made a corporate decision to outsource entirely the production of our footwear products. We decided to shut down our domestic production facilities and utilize manufacturing operations offshore. Our foreign footwear manufacturing partners are primarily located in Brazil and our apparel products are primarily sourced from Asia and South America. We believe this decision allowed us to remain cost competitive while maintaining the high quality of our products.

      We sell over 80 different styles of footwear and over 250 different styles of apparel products. By emphasizing traditional style, quality and fit, we believe we can better maintain a loyal consumer following that is less susceptible to fluctuations due to changing fashions and changes in consumer preferences. Our design and product development teams seek to create and introduce new products and styles that complement these longstanding core products, are consistent with our brand images and meet our high standards.

      We intend to continue to pursue acquisitions of sustainable niche brands in the footwear and apparel industry that we believe could complement or expand our business, augment our market coverage, provide us with important relationships or otherwise offer us growth opportunities. Although we are actively seeking acquisitions that will expand our existing brands, as of the date of this prospectus we have no agreements with respect to any such acquisitions and there can be no assurance that we will be able to identify and acquire such businesses or obtain necessary financing on favorable terms.

History

      We have been engaged in the manufacture or importation and sale of quality footwear since 1882. Prior to 1996, we were predominantly a manufacturer and seller of women’s slippers based in Dolgeville, New York. In 1996, James Riedman and Riedman Corporation acquired a 35% ownership position in our common stock, and Mr. Riedman became our Chairman and Chief Executive Officer. Under Mr. Riedman’s leadership, we began to streamline our operations and focus on our core competencies of brand specific sales, design and customer service support. We developed a strategy to enhance profitability and growth through recruiting strong management, reducing costs and overhead and acquiring complementary brands. As part of this strategy, in 1998, we hired Greg Tunney as President and Chief Operating Officer. Mr. Tunney had extensive experience in the footwear industry. In June 1999, we completed the transition to outsourcing the entire production of our footwear operations to foreign sources and discontinued our domestic manufacturing operations.

      Also, as part of our transformation, we entered into other areas of the footwear business. In early fiscal 2000, we entered the men’s slipper business with the acquisition of brands from the L.B. Evans Company. Also in early fiscal 2000, we entered the women’s footwear market by acquiring the Penobscot Shoe Company and its Trotters brand of traditional footwear. Later that year we also introduced our new SoftWalk brand of women’s comfort footwear. We also moved our headquarters and distribution operations to the Penobscot facilities in Old Town, Maine.

      In fiscal 2001, in the course of consolidating these new elements of our footwear business, we elected to focus our efforts on the two product lines which were experiencing growth, namely the Trotters and SoftWalk brands. As a result, in December 2001 we sold the men’s and women’s slipper business, which included the trademarks “Daniel Green,” “L.B. Evans” and “Woolrich” and the inventory related thereto.

      During the second quarter of fiscal 2003, we relocated our corporate offices from Old Town, Maine to Carlsbad, California. We believe this relocation assists us in attracting and retaining key personnel and provides us with greater access to our major customers and markets.

      On August 7, 2003, we entered the men’s dress and casual footwear business through our acquisition of the H.S. Trask brand and its license rights to the Ducks Unlimited footwear brands. This product line is based on a “romantic western” image. The H.S. Trask styles emphasize bison, longhorn and elk leather materials and rugged construction. We believe this brand fit our acquisition criteria due to its strongly developed niche, its potential for consistent cash flow, its potential for growth and its reasonable purchase price.

      On October 31, 2003, we entered the apparel business through our acquisition of the Royal Robbins apparel brand. The Royal Robbins brand consists of an authentic outdoor and travel clothing line for men and women emphasizing comfort, rugged style, and specialty fabrics. This product line includes over 250 styles of women’s and men’s outdoor sportswear and travel apparel. We believe this brand also fit our acquisition criteria due to its strongly developed niche, its potential for consistent cash flow, its potential for growth and its reasonable purchase price.

Business Strategy

      Our operations are based on a decentralized, brand focused strategy. Each brand manager is responsible for the product development, marketing, sales growth and profitability of his or her brand. Our approach enables us to address individual production and marketing requirements of our brands and respond to changing market dynamics in a timely manner. At the same time, our corporate infrastructure allows us to achieve economies of scale through sharing warehousing, finance functions and information systems in the operations of each of our brands. Our focus is on extending existing brands through our investment in design and product development. We also seek to expand our brand portfolio through creation of additional brands, licensing and acquisitions.

      We have developed core strengths that we believe have been significant contributors to our growth to date and will help support future growth. These strengths include:

      Portfolio of Current Brands. Through product design, innovation, quality and fit, our brands have built a high degree of consumer and retailer loyalty. We believe our portfolio approach reduces business risk by creating greater diversity and consistency to our revenue and cash flow. We believe this portfolio of brands also provides us with access to a broader array of retailers than could be achieved by the brands on a standalone basis. We continue to seek brand acquisition opportunities that complement our existing brands and meet minimum operational, growth and cash flow investment criteria.

      Manufacturing Relationships. We believe that one of the key factors in our recent growth has been our strong relationship with overseas manufacturers that are capable of meeting our requirements for quality and price in a timely fashion. We source our footwear products primarily from Brazil, and our apparel products primarily from Asia and South America.

      Emphasis on Moderate- to Premium-Priced Categories of the Footwear and Apparel Markets. Our portfolio of current brands is sold through independent retailers, specialty retailers and better department stores. This distribution strategy distinguishes us from footwear and apparel companies that supply the discount or mass merchant channel. We believe our emphasis on providing high-quality premium products allows us to maintain stronger gross profit margins.

      Pre-Season Sales Approach. We attempt to reduce the inventory risk resulting from changing trends and product acceptance by obtaining orders for at least 50% of our products before each season. We believe that this approach mitigates the risks of carrying obsolete inventory and poor retail sell-through.

      Customer Relationships. We support our footwear retailers and, to a lesser extent, our apparel retailers, by maintaining a limited in-stock inventory position for selected styles, which minimizes the time necessary to fill “in season” customers orders. In addition, we provide our wholesale customers with brand specific sales forces, EDI capability, co-op advertising, point-of-sale displays and assistance in evaluating which products are likely to appeal to their retail customer base.

      Seasoned Management Team. We believe our management team, who possess on average 20 years of footwear and apparel experience in the areas of design, product development, sourcing and distribution, represents a significant competitive advantage. We also believe that the strength of our management team, our portfolio of brands and our focused business strategy improve our ability to attract and retain key industry personnel.

Growth Strategies

      Our growth will depend upon our broadening of the products offered under each brand, expanding distribution of our products and developing or acquiring new brands. Specifically, our growth strategies include:

      Growth of Existing Brands. We seek to increase sales of products under each of our existing brands by increasing the assortment of products and through brand extensions, such as our newly introduced H.S. Trask women’s product line. We believe that certain areas of our brands are underdeveloped and will benefit from broader product assortment and additional investment in the brands such as further developing the Fall product offerings for Royal Robbins. We also seek to further expand our existing retail opportunities in current channels, such as our recent introduction of the Royal Robbins women’s line into Dillard’s department stores.

      Growth with New Brands. We believe that creating or licensing additional brands from third parties will enable us to increase our sales volumes and satisfy the needs of a wider range of customers. We believe we are well-positioned to continue pursuing this strategy due to the strength of our operating cash flow and management team and our brand development track record. As an example, the new Strol brand of men’s comfort style footwear is an outgrowth of the patented footbed technology developed in our SoftWalk brand.

      Growth Through Acquisitions of Footwear and Apparel Companies. We continue to seek acquisition opportunities that we believe complement our existing brands. We seek companies or product lines that we believe have consistent historical cash flow and brand growth potential and can be purchased at a reasonable price. We believe that brand acquisition opportunities currently exist in the footwear and apparel market place that would allow us to expand our product offerings and improve our market segment participation. We may also acquire businesses that we feel could provide us with important relationships or otherwise offer us growth opportunities.

      Expand Our Internet and Catalog Operations. We currently sell our products through direct consumer catalog solicitation and our own Internet web sites. Although these sales comprise only a small portion of our net sales, we intend to expand these sales to take advantage of their low overhead opportunity for growth. Our catalog and Internet sales also provide opportunities to renew contact with existing consumers of our products, and to acquaint them with our new styles and brands, which enhance our growth.

Recent Acquisitions

      During fiscal 2003 we completed two acquisitions of niche brands that we believed had sustainable cash flows. On August 7, 2003 we acquired the H.S. Trask footwear brand and rights to the Ducks Unlimited footwear brand through the purchase of all the outstanding shares of H.S. Trask & Co, a Bozeman, Montana based men’s footwear company, for an aggregate purchase price of $6.4 million, consisting of $2.9 million in cash, 699,980 shares of common stock valued at $3.2 million and $300,000 in acquisition related expenses.

      On October 31, 2003 we acquired the Royal Robbins apparel brand through the purchase of all the outstanding shares of Royal Robbins, Inc., a Modesto, California based apparel company, for an aggregate purchase price of $6.8 million, including $6.0 million in cash, 71,889 shares of common stock valued at $500,000 and $300,000 in acquisition related expenses, plus potential contingent earn-out cash payments. The potential contingent earn-out payments equal 25% of the Royal Robbins product line’s gross profit over the 12 month periods ended May 31, 2004 and 2005, respectively, so long as a minimum gross profit (as adjusted pursuant to the terms of the purchase agreement) is achieved. These thresholds require that Royal Robbins have gross profits of at least $7.8 million for the 12 month period ending May 31, 2004, and at least $8.6 million for the 12 month period ending May 31, 2005.

      With these acquisitions, we added to our portfolio of brands and diversified our product offerings, added significant revenues, and diversified and added to our manufacturer and customer base. We intend to continue to pursue acquisitions of sustainable niche brands in the footwear and apparel industry that we believe could complement or expand our business, augment our market coverage, provide us with important relationships or otherwise offer us growth opportunities. Although we are actively seeking acquisitions that will expand our existing brands, as of the date of this prospectus we have no agreements to consummate an acquisition and there can be no assurance that we will be able to identify and acquire such businesses or obtain necessary financing on favorable terms.

Product Lines

      Our current product lines consist of women’s dress and casual footwear sold under the Trotters and SoftWalk brand names, men’s dress and casual footwear sold under the Strol, H.S. Trask and Ducks Unlimited brand names, and outdoor sportswear and travel apparel for both men and women sold under the Royal Robbins brand name. Our products emphasize quality, fit and traditional and authentic styles. Our products emphasize the moderate-to-premium-priced categories of the footwear and apparel markets. Many of our products include our patented footbed technology and other patented materials, including performance fabrics made with Gore Tex®, Lycra Spandex®, Cordura® nylon and Dri-X-Treme™ wicking finish and Vibram® soles. The following table summarizes our product lines:

Suggested
Product Line	Brands	Target Market	Retail Price

Women’s Dress and Casual Footwear	Trotters, SoftWalk, H.S. Trask	Female Consumer – Ages 35-60. Medium income, prefers quality and value over price. Comfort and fit are of key importance.	$59-$139

Men’s Dress and Casual Footwear	H.S. Trask, Ducks Unlimited, Strol	Male Consumer – Ages 40-60. Medium income, professional, wants and demands the highest quality in products purchased.	$69-$199

Outdoor Sportswear and Travel Apparel	Royal Robbins	Male and Female Consumer – Ages 25-55. Outdoor and travel enthusiast, looks for performance features in their casual and outdoor apparel.	$39-$120

      Women’s Dress and Casual Footwear. Women’s dress and casual footwear is our largest product line. Our women’s dress and casual footwear consists of the Trotters and SoftWalk brands and the newly-introduced H.S. Trask women’s brand.

      The Trotters brand primarily competes in the “women’s traditional” footwear classification at key price points between $59 and $99. The broad selection of sizes and widths for our Trotters brand fills an important niche for our female customers. This line emphasizes quality and fit with continuity of style from season to season.

      SoftWalk competes in the “comfort” footwear niche. Key price points are between $89 and $129. All of our SoftWalk products utilize our patented footbed technology, which provides the consumer with exceptional comfort without compromising style. This product line has exhibited strong growth since its launch in fiscal 2000. We believe SoftWalk’s popularity is attributable to its unique combination of comfort and contemporary styling which fills a niche of comfort footwear for our retail customer base.

      Our H.S. Trask women’s line is a brand extension of our H.S. Task brand, which historically addressed the men’s footwear market, and is positioned in the “premium” footwear classification. Key price points are between $99 and $139. Key classifications include driving moccasins, casual, tailored and slippers.

      Men’s Dress and Casual Footwear. Our primary men’s footwear brand, H.S. Trask, is based on a “romantic western” image. Our H.S. Trask styles emphasize bison, longhorn and elk leather materials and rugged construction. Our special tanning techniques and the combination of softness and durability found in these leathers enable us to ensure high standards of quality and comfort. Key price points are between $99 and $199. We believe this brand has significant growth potential due to its strong brand image. This growth could result from brand extensions such as the H.S. Trask women’s line, introduction of apparel, luggage and other accessories, as well as from a broader product assortment in the traditional men’s target market.

      We are developing the Ducks Unlimited active outdoor footwear line through an exclusive licensing agreement with Ducks Unlimited, Inc., the world’s largest wetlands and waterfowl conservation organization. Key price points for the Ducks Unlimited brand are between $69 and $99. Currently, sales of this brand represent a relatively small percentage of our total net sales.

      We are currently in the process of launching our newly developed Strol brand. Strol is intended to be a premium tailored and casual men’s line with contemporary style based upon our patented footbed technology used in our SoftWalk product line. Key price points for the Strol brand are between $89 and $129.

      Outdoor Sportswear and Travel Apparel. We are in the outdoor sportswear and travel market with our Royal Robbins brand. This product line includes over 250 styles of women’s and men’s outdoor sportswear and travel apparel emphasizing comfort, rugged style, and specialty fabrics. Key price points are between $39 and $120.

      This brand was originally created by Royal Robbins, an internationally acclaimed climber and traveler who, with his wife, founded their outdoor clothing company over 30 years ago to meet the specialty clothing needs of outdoor enthusiasts.

      The Royal Robbins brand has strong customer loyalty and is recognized as a core or authentic brand within its retail channel. In fiscal 2003, Royal Robbins was nominated to compete in the “Vendor of the Year” competition by its largest customer, REI. This honor was bestowed on only 10 out of a total of 800 vendors. We believe that this strong brand heritage provides us with several promising growth opportunities, including:

•	increasing sales within the men’s product offering (currently women’s products account for approximately 60% of the brand’s offerings);

•	increasing the sales of the brand’s Fall offering (currently the Fall season accounts for approximately 33% of the brands sales);

•	introducing a line of Royal Robbins footwear; and

•	broadening our distribution channel for this product line, including the recent introduction of the Royal Robbins women’s line into Dillard’s department stores.

Product Design and Development

      We employ separate design and development teams for each of our product lines. Our management believes this approach results in a more responsive design and product development process, which reduces new product introduction lead times. Our sales management and marketing departments also actively participate in the design and product development process by collaborating on opportunities related to new styles, patterns, design improvements and the incorporation of new materials.

      We have also developed a patented technology utilized in our SoftWalk and Strol brands. We believe this technology enhances our competitive position. The patented technology claims an insole construction for footwear comprising an intermediate member having raised cushioning elements of a height, size and spacing so as to be self-adjusting to the foot. These elements combine to create a shoe with comfort and support that acts like a mattress for the foot.

      We incurred design and product development costs incurred for the last three fiscal years of approximately $556,000 in fiscal 2003, $315,000 in fiscal 2002 and $229,000 in fiscal 2001.

Sales and Distribution

      Our footwear products are primarily sold to retailers and catalog companies through our own employee sales force that covers much of the United States. The Trotters and SoftWalk brands are sold primarily through independent retailers and department stores. Our H.S. Trask line is sold predominantly through independent retailers and catalog sales. We also sell footwear products in Canada and the Caribbean through independent distributors.

      Our apparel products are sold in the United States primarily through specialty retailers utilizing an independent sales force and two retail stores. We also plan to distribute our apparel products through department stores and have recently begun selling our women’s line of Royal Robbins through Dillard’s. Sales to Dillard’s represented 11%, 12% and 11% of our net sales in fiscal 2003, 2002 and 2001, respectively, and no other customers exceeded 10% of our net sales. In Canada, the United Kingdom, Japan and Germany, our apparel products are sold under licensing agreements with third parties.

      Approximately 6,000 stores in the United States carry our products, including many major department stores, mail order companies, and specialty footwear and apparel retailers. Ten major customers represented approximately 39% of our net sales in fiscal 2003. Most of these same customers represented approximately 34% of our net sales in fiscal 2002 and 38% of our net sales in fiscal 2001. We sell private label products to a small number of customers in amounts that represent an insignificant portion of our total net sales. See “Risk Factors — A large portion of our sales are to a relatively small group of customers with whom we do not have long-term purchase orders, therefore, the loss of any one or more of these customers could adversely affect our business.”

Consumer Direct

      We offer direct sales to consumers through our own www.SoftWalkshoes.com, www.trotters.com, www.hstrask.com and www.royalrobbins.com web sites. We also distribute print catalogs for H.S. Trask, Trotters and SoftWalk. During fiscal 2003, catalog sales represented approximately 30% of net sales of H.S. Trask. During fiscal 2004, we began to offer catalog sales for our Trotters and SoftWalk brands.

      We believe our catalogs and e-commerce web sites offer a significant growth potential while simultaneously complementing our existing wholesale business by increasing consumer awareness of our brands. Sales through our Internet web sites and print catalogs represented approximately 4% of our net sales for fiscal 2003. The products marketed through consumer direct channels are sold at our suggested retail price, enabling us to maintain the full retail margins.

Marketing and Advertising

      We advertise and promote our various brands through a variety of methods, including product packaging, print advertising in trade publications, co-op advertising with our retail customers, and direct consumer marketing. Additionally, we attend tradeshows that are generally well-attended by our retail customers and provide a platform for the unveiling of new products and an important source of pre-season sales orders. We avoid granting restricted or exclusive product sale arrangements because we believe that a profitable distribution of our product lines requires the greatest number of outlets.

Manufacturing and Sourcing

      We source our products entirely through independent foreign third-party manufacturing facilities. We provide the independent manufacturers with detailed specifications and quality control standards. We maintain a staff in Brazil to monitor the production process to ensure high quality standards and timely delivery. We also engage foreign agencies to assist in product fulfillment, quality control and inspection, customs and product delivery logistics. We source our current footwear products primarily from Brazil and, to a lesser extent, China, and source our apparel products through Asia and South America. We do not maintain long-term purchase commitments with our manufacturers, but rather use individual purchase orders. We use multiple sources for our foreign sourced products in an effort to reduce the risk of reliance on any one manufacturing facility or company. We believe that the various raw materials and components used in the manufacture of our products are generally available from multiple sources at competitive prices. See “Risk Factors — Our reliance on independent manufacturers, with whom we do not have long-term written agreements, could cause delay and damage to customer relationships.”

Seasonality and Weather

      Our product lines are sold during two distinct selling seasons, Spring/ Summer and Fall/ Winter. We attempt to design and develop our new product introductions to coincide with this seasonal trend. Trotters and SoftWalk sales are approximately evenly split between these two seasons, while Royal Robbins products are purchased and used predominantly during the Spring and Summer months. Conversely, our H.S. Trask and Ducks Unlimited men’s dress and casual footwear lines are purchased and used by consumers predominantly in the Fall and Winter months.

Backlog

      We typically enter a selling season four to six months in advance of the orders being shipped. For our footwear business, approximately 50% of our sales are based on orders placed in advance of the selling season and the remaining sales are on an at once basis during the selling season. For our apparel products, our preorder business represents approximately 80% to 85% of our total sales, with the remaining sales being made on an at once basis during the selling season. We have backlog orders for our Spring business in December of the preceding year and for our Fall business in June of the same year. We had firm backlog orders as of December 27, 2003 of approximately $17.9 million, compared with approximately $8.3 million and $8.7 million as of December 31, 2002 and 2001, respectively. The increase of approximately $9.6 million in 2003 over 2002 is due to the acquisition of the Royal Robbins and H.S. Trask brands in fiscal 2003. We anticipate the majority of our backlog orders as of December 27, 2003 will be filled during fiscal 2004.

Employees

      We enjoy a good relationship with our approximately 130 employees, most of whom are full-time. The majority of our employees are employed in our Old Town, Maine and Modesto, California distribution facilities. Our executive and administrative office, which was relocated to Carlsbad, California in April 2003, employs approximately 30 individuals. We also employ 23 outside sales staff who reside in various states throughout the United States. No employee is represented by a labor union, and we have never suffered an interruption of business caused by labor disputes.

Trademarks and Patents

      We regard our proprietary rights as valuable assets and as important to our competitive advantage. Our trademarks include Trotters, SoftWalk, H.S. Trask, and Royal Robbins, which we have registered in the United States and many foreign countries. We also have rights to use the Ducks Unlimited and Audubon trademarks. In addition, we have applied for trademark registration of the Strol logo in the United States, Canada and Israel.

      Our SoftWalk and Strol brands contain a patented technology in the footbed of the shoe, for which we own a patent in the United States. We vigorously protect our intellectual property against infringement. We cannot be sure, however, that our activities do not, and will not, infringe on the proprietary rights of others. See “Risk Factors — Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights or if we are sued for intellectual property infringement.”

Competition

      We face intense competition in the footwear and apparel industry from other companies. We compete with numerous domestic and foreign footwear and apparel designers and marketers.

      Our Trotters footwear line primarily competes with the Naturalizer®, EasySpirit®, Munro America® and Ros Hommerson brands, as well as with retailers’ private label footwear. Our SoftWalk footwear line primarily competes with the EasySpirit® and ECCO® brands. Our H.S. Trask footwear line primarily competes with the Cole-Haan®, ECCO® and Mephisto® brands. Our Royal Robbins apparel lines compete primarily with Patagonia®, The North Face® and Columbia Sportswear Company®.

      Many of our competitors have greater financial, distribution or marketing resources than we do, as well as greater brand recognition. Our ability to compete successfully depends on our ability to:

•	anticipate and respond to changing consumer demands in a timely manner;

•	maintain brand reputation and authenticity;

•	develop high quality products that appeal to consumers;

•	appropriately price our products;

•	provide strong and effective marketing support for our products;

•	ensure product availability; and

•	maintain and effectively assess our distribution channels.

      We believe we are well positioned to compete in the footwear and apparel industry. By emphasizing traditional style, quality and fit, we believe we can maintain a loyal consumer following that is less susceptible to fluctuations due to changing fashions and changes in consumer preferences.

Facilities

      We occupy offices and facilities in various locations in California and Maine. The following table summarizes our properties:

			Approximate
Facility/Location	Own/Lease	Description	Square Footage

Corporate Headquarters Carlsbad, California	Lease	Office Space	14,000

Distribution Center Old Town, Maine	Own	Warehouse	75,000

Distribution Center Modesto, California	Lease	Office/Warehouse	20,000
Berkeley, California	Lease	Retail	2,400
Modesto, California	Lease	Retail	4,500
Dolgeville, New York	Own	Vacant Land	30 acres

      We also lease a vacant office and warehouse facility in Bozeman, Montana under a lease that expires in April 2004. We are not renewing this lease.

      We have no manufacturing facilities because all of our products are manufactured by independent manufacturers. We believe that our existing office, warehouse and retail space is adequate to meet our current and foreseeable future requirements.

Legal Proceedings

      From time to time we are involved with legal proceedings, claims and litigation arising in the ordinary course of business. As of the date of this prospectus we are not a party to any pending material legal proceedings.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information with respect to our executive officers and directors as of March 5, 2004.

Name	Age	Position

James R. Riedman(1)(2)	44	Chairman, Chief Executive Officer and Director
Greg A. Tunney	42	President, Chief Operating Officer and Director
Kenneth E. Wolf	43	Chief Financial Officer and Treasurer
Wilhelm Pfander	66	Senior Vice President - Sourcing & Development and Director
Francisco Morales	30	President of Royal Robbins
Steven M. DePerrior(1)(2)(3)	45	Director
Gregory M. Harden(1)(4)	48	Director
John C. Kratzer	41	Director
Frederick R. Port	62	Director Nominee
John M. Robbins	56	Director Nominee
Richard E. White	51	Director Nominee
Edward Bloomberg(3)(4)(5)	66	Director
Gary E. Pflugfelder(3)(4)(5)	72	Director and Secretary

(1)	Member of the executive committee.

(2)	Member of the retirement plan committee.

(3)	Member of the compensation committee.

(4)	Member of the audit committee.

(5)	Messrs. Bloomberg and Pflugfelder are retiring from our board of directors and, therefore, have not been nominated by our board of directors for re-election at our fiscal 2004 annual meeting.

      Each director holds office until the next annual meeting of stockholders, and until his successor is elected and qualified. Our executive officers are appointed annually by our board of directors and serve at its discretion. Our next annual meeting of stockholders is scheduled for May 11, 2004 and will involve the election or re-election of the nine continuing directors and nominees named above.

      The following biographies set forth certain information with respect to our executive officers, directors and director nominees. There are no family relationships among them.

      James R. Riedman has been on our board of directors since 1993 and has been Chairman of our board of directors and Chief Executive Officer since 1996. Mr. Riedman is the former President of Riedman Corporation, a holding company that, until January 2000, included a commercial insurance agency that obtained property and casualty insurance coverage for us. Mr. Riedman is also a director of Harris Interactive Inc., a leading market research firm (NASDQ:HPOL). In fiscal 2000, Riedman Corporation sold its insurance business.

      Greg A. Tunney has been on our board of directors since 1998 and has been our President and Chief Operating Officer since 1998. From 1992 to 1998, Mr. Tunney was a Vice President of Brown Shoe Company. During his six years with Brown Shoe Company he headed up the Sales and Marketing Divisions for three different brands including “Life Stride”, “Connie”, and “Naturalizer” footwear brands. At the time Mr. Tunney was the youngest Vice President to be serving in the company. Prior to joining Brown Shoe Company, Mr. Tunney worked for the May Department Store Company in the Merchandising and Buying Division.

      Kenneth E. Wolf joined us as Chief Financial Officer on February 1, 2003. Prior to that time Mr. Wolf was employed as Senior Vice President, Finance and Controller of Callaway Golf Company (NYSE: ELY), where he worked for nine years. Mr. Wolf is a certified public accountant.

      Wilhelm Pfander leads our development of footwear and outsourcing activities. He has been a director of our company since April 2000 and Senior Vice President — Sourcing and Development since February 2000. For more than five years prior to that, he was Vice President — Manufacturing and Product Development at Penobscot Shoe Company.

      Francisco Morales is President of our Royal Robbins subsidiary and has served in that capacity since October 2002. Prior to that time he served as Director of Product Development and Packaging in 2002 for Dick’s Sporting Goods, Inc., and was their Manager of Product Development from 2000 to 2002. Mr. Morales was the Textile Sourcing Manager for LL Bean, Inc., in fiscal 2000, and a raw materials engineer with them from fiscal 1998 to fiscal 2000.

      Steven M. DePerrior has been on our board of directors since 1996. Since 1977, Mr. DePerrior has been employed with the Burke Group, an employee benefits administration and compensation consulting firm which provides services to us, as a recordkeeper. From 1977 until its sale in 1997, Mr. DePerrior was a principal in the Burke Group.

      Gregory M. Harden has been on our board of directors since 1996. For more than the past five years he has served as President and Chief Executive Officer of Harden Furniture Co., Inc., a furniture manufacturer in McConnellsville, New York. Mr. Harden also serves on the board of directors of Oneida, Ltd. (NYSE:OCQ).

      John C. Kratzer was elected to our board of directors in November 2003. He has been President and Chief Executive Officer of JMI Realty, Inc., a vertically-integrated private real estate investment and development company based in San Diego, California, since 1998. Prior to that (from 1995 to 1997) he was founder and Chief Operating Officer of Homegate Hospitality, Inc., a publicly traded company that ultimately merged with Prime Hospitality (NYSE: PDQ), where he directed operations for the development and construction of hotel properties.

      Frederick R. Port mentors startup and maturing companies, global and domestic, with emphasis on strategy, transition management, acquisition and integration, and executive organization and recruiting and since 2000 has acted as a private consultant in that area. From 1995 to 2000, he served as a director of Callaway Golf (NYSE:ELY) and as President of Callaway Golf International. Prior to that (from 1993 to 1995) he was Managing Director of Korn/ Ferry International and President (from 1987 to 1992) of the Owl Companies, a private multiple-industry holding company.

      John M. Robbins is Chairman and Chief Executive Officer of American Residential Investment Trust (AMX:INV), which he co-founded in 1997, and American Mortgage Network, a subsidiary of American Residential Investment Trust founded in 2001. Formerly (from 1983 to 1994) Mr. Robbins was Chairman and Chief Executive Officer of American Residential Mortgage (NASDQ:AMRS), one of the nation’s largest mortgage banking firms prior to its sale to Chase Manhattan Bank in 1994. Mr. Robbins is a director of Garden Fresh Restaurant Corporation (NASDQ:LTUS) and a Trustee of the University of San Diego.

      Richard E. White currently acts as a consultant to trade associations. From 1999 to 2002 he was President and Chief Executive Officer of Reed Exhibitions North America, the largest business-to-business event organizing company in North America. From 1997 to 1999 he was General Manager, Subsidiary Brands, of three of Nike Inc.’s four subsidiary companies, including Cole Haan and Bauer. He founded in 1994 and then lead for three years Strategic Merchandising Associates, a sports and leisure marketing and merchandising agency, and also served for 15 years as President and Chief Executive Officer of Major League Baseball Properties, Inc.

      Edward Bloomberg has been a director of our company since 1993. For more than the last five years, Mr. Bloomberg has been an independent investment advisor.

      Gary E. Pflugfelder has been a director of our company since 1983. For more than the last five years Mr. Pflugfelder has been a sales consultant to the Personal Financial Security Division of Aetna Life & Casualty Company. Prior to 1993 he was General Manager of that company.

Key Employee

      Larry Torchin, 53, has served as our Vice President — Product Development and Sourcing since September 2003. Prior to joining us, Mr. Torchin was the President of MTI from 1999 to 2003. MTI sources and designs footwear for many branded companies and retailers in the U.S. Before MTI, Mr. Torchin was the founder and a principal of Larry Stuart Ltd., a premium brand of women’s footwear. This brand, produced in Italy, grew to national status and was acquired by Brown Shoe Company in 1995. Mr. Torchin has also served as Vice President of Product Development for Benco International and later G.H. Bass Shoe companies.

Executive Compensation

      The following information concerning annual and long-term compensation for fiscal 2001, fiscal 2002 and fiscal 2003 is furnished for our Chief Executive Officer and each of our other executive officers who received compensation for fiscal 2003, which exceeded $100,000.

Summary Compensation Table

						Long-Term
	Annual Compensation				Other	Compensation
					Annual	Securities
	Year	Salary		Bonus	Compensation	Underlying Options

James R. Riedman	2003	$186,058	(1)	—	—	66,666
(Chairman & CEO)	2002	$85,000		—	—	10,000	(3)
	2001	$75,000		—	—	152,898	(3)(4)
Greg A. Tunney	2003	$225,204		$20,028	$27,043 (2)	—
(President & COO)	2002	$200,280		$58,084	—	50,000
	2001	$181,883		—	—	—
Kenneth E. Wolf	2003	$135,589		—	—	50,000
(CFO & Treasurer)
Wilhelm Pfander	2003	$142,807		$14,040	$24,009 (2)	—
(Senior VP — Sourcing &	2002	$139,465		$41,500	—	20,000	(5)
Development)	2001	$125,154		—	—	—

(1)	Mr. Riedman became our full-time employee on March 1, 2003 with an annual salary of $225,000. Effective January 1, 2004, his salary was increased to $325,000 annually.

(2)	Represents the value of other compensation earned through the annual allocation of shares to named executives’ accounts under our 401(k) plan.

(3)	Represents options for 2,898 shares and 10,000 shares that were granted in fiscal 2001 and fiscal 2002, respectively, to Mr. Riedman (and to each of our other directors who was not a full-time employee) as part of his annual retainer fee as a director.

(4)	Represents an option to purchase 150,000 shares granted to Mr. Riedman in fiscal 2001 for his guarantees of additional bank financing for us.

(5)	In fiscal 2000, we entered into a deferred compensation agreement with Mr. Pfander whereby we agreed to pay him $100,000 during the first year following his retirement after age 65.

Option Grants in Last Fiscal Year

						Potential Realizable
						Value at Assumed
		Percent of Total				Annual Rates of Stock
	Number of	Options	Exercise			Price Appreciation
	Shares	Granted	Price			for Option Term
	Underlying	to Employees in	Per		Expiration
	Options Granted	Fiscal Year(1)	Share		Date	5%	10%

James R. Riedman	66,666 (2)	20%	$3.13		3/1/13	$131,228	$332,558
Greg A. Tunney	—	—	—		—	—	—
Wilhelm Pfander	—	—	—		—	—	—
Kenneth E. Wolf	50,000 (2)	15%	$3.57	5	2/1/13	$112,415	$284,881

(1)	Based on options to purchase 331,666 shares granted to our employees in fiscal 2003.

(2)	The options are exercisable in cumulative one-third installments vesting annually beginning on the first anniversary of the date of grant. The grant dates for Messrs. Riedman and Wolf were March 1, 2003 and February 1, 2003, respectively.

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year End (FYE) Option Values

			Number of Shares	Value of Unexercised
			Underlying Unexercised	In the Money
	Shares Acquired	Value	Options at FYE	Options at FYE
	on Exercise(#)	Realized($)	Exercisable/Unexercisable(#)	Exercisable/Unexercisable($)(2)

James R. Riedman	—	—	158,398/69,166(1)	876,832(1)/295,639
Greg A. Tunney	—	—	150,000/0	764,250/0
Wilhelm Pfander	—	—	0/50,000	0/195,750
Kenneth E. Wolf	—	—	30,000/0	134,400/0

(1)	Options for 2,898 shares and for 10,000 shares were granted in fiscal 2001 and fiscal 2002, respectively, to Mr. Riedman and each of our other directors who was not a full-time employee as part of his annual retainer fee as a director. We do not deem these options granted to Mr. Riedman as compensation for his services as CEO.

(2)	Based on the last reported sale price of our common stock of $7.49 on December 26, 2003, the last trading day of fiscal 2003, as reported by the American Stock Exchange, minus the exercise price per share.

Compensation Committee Interlocks and Insider Participation

      The members of the Board Compensation Committee during fiscal 2003 were Messrs. Pflugfelder, DePerrior and Bloomberg. Mr. Pflugfelder is our Secretary. Other than that, none of them is or was

•	an officer or employee of ours or of our subsidiaries, or

•	an employee of an entity whose board of directors (or compensation committee) includes an executive officer of us or

•	an employee of a entity who directly or indirectly benefits from its transactions with us or

•	a family member of a person whose compensation is in any way affected by any of our executive officers.

      The board of directors determined that each of them is independent as defined in Rule 121B of AMEX.

Employment Contracts, Termination of Employment and Change in Control Arrangements

      We entered into a three-year employment agreement with James Riedman, our Chairman and Chief Executive Officer, effective January 1, 2004. The agreement provides for an annual base salary of $325,000 and participation in executive bonus plans as may be established. If Mr. Riedman is terminated without cause, he will be entitled to be paid salary and benefits for 18 months. If he is terminated without cause in connection with a change of control, Mr. Riedman will be entitled to be paid approximately three times his base salary. The agreement also provides for confidentiality, employee non-solicitation and customer non-solicitation covenants that extend for one year after the termination of his employment.

      In September 2003, we renewed our employment agreement with Greg Tunney, our President and Chief Operating Officer. The agreement provides for an annual base salary of $245,000 and participation in executive bonus plans as may be established. If Mr. Tunney is terminated without cause, he will be entitled to be paid salary and benefits for 18 months. If he is terminated without cause in connection with a change of control, Mr. Tunney will be entitled to be paid approximately two times his base salary. The agreement also provides for confidentiality, employee non-solicitation and customer non-solicitation covenants that extend for one year after the termination of his employment.

      We have also entered into a deferred compensation agreement with our Senior Vice President-Sourcing and Development, William Pfander. Upon his retirement, we have agreed to pay Mr. Pfander $100,000 less applicable payroll taxes. The agreement also contains one year non-compete and non-solicitation of employees provisions following the date he leaves employment with us.

      Concurrent with our acquisition of Royal Robbins on October 31, 2003, we entered into an employment agreement with Francisco Morales as President of Royal Robbins. Mr. Morales had been a minority owner of Royal Robbins and had served as President of Royal Robbins since October 2002. The agreement provides for a base salary of $160,000 for two years, with opportunity for bonuses. In connection with his employment, Mr. Morales received a 10-year option to purchase 50,000 shares of our common stock at a price of $7.01 per share (the market price on the date of grant), vesting one-third after one year, two-thirds after two years and entirely after three years. If he is terminated without cause, Mr. Morales will be entitled to be paid six months salary and benefits (other than incentive compensation). The agreement also provides for confidentiality, employee non-solicitation and non-competition covenants that extend for one-year after the termination of his employment.

Indemnification of Directors and Officers

      We are governed by Section 145 of the Delaware General Corporation Law. This section provides for indemnification of directors, officers and other employees in certain circumstances. Additionally, Section 102(b)(7) of the Delaware General Corporation Law provides for the elimination or limitation of the personal liability for monetary damages of directors under certain circumstances.

      Article Sixth of our certificate of incorporation eliminates the personal liability for monetary damages of directors under certain circumstances. Article VI of our bylaws provides indemnification to our directors and officers for liability for certain losses in that capacity if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action or suit by or in the right of us to procure a judgment in our favor, however, (1) such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. These provisions also provide for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

      Our bylaws authorize us to purchase and maintain insurance on behalf of any of our directors or officers against any liability asserted against such person and incurred by such person or arising out of such person’s status as such, whether or not we would have the power to indemnify such person. Our directors and officers are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they may not be indemnified by us.

      From time to time, we may enter into indemnification agreements with officers and directors on terms that are consistent with the provisions described above. We believe that such agreements are necessary to attract and retain qualified persons as directors and officers.

      Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors and officers or controlling persons under these provisions, we have been informed by the SEC that in its opinion such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable.

Certain Relationships and Related Transactions

      Other than the employment agreements with Messrs. Riedman, Tunney and Morales and our compensation arrangements with our directors and executive officers described above, since January 1, 2001 there have been no transactions or series of transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director, nominee, officer or holder known to us of more than 5% of our common stock, or any member of the immediate family of any of them, is a party, directly or indirectly, except as follows:

Since hiring him as Vice President-Product Development and Sourcing on October 31, 2003, we have been in discussions with Larry Torchin to acquire his private label footwear business. The proposed agreement provides that the purchase price would be paid solely through an earnout equal to the net earnings that we earn in fiscal 2006 from that business. We have not reached a final agreement for this proposed transaction. There can be no assurance that we will complete this transaction or that it will be completed on terms favorable to us.

We acquired all of the outstanding shares of capital stock of H.S. Trask in August 2003. Harrison Trask, the then Chief Executive Officer and controlling shareholder of H.S. Trask, received 440,507 shares of our common stock with an aggregate value of $2.0 million and nominal cash consideration in consideration for his interest in H.S. Trask. We also agreed to register for resale the shares issued to the former common stockholders of H.S. Trask and we entered into an escrow agreement as described in Note 10 to the “Principal and Selling Stockholders” table.

We also entered into an employment agreement with Mr. Trask, which agreement provided for an annual base salary of $100,000 and expired on December 31, 2003, and a consulting agreement with Mr. Trask that expires in December 31, 2005. The consulting agreement provides for an annual fee of $90,000, and Mr. Trask agreed not to compete with us through December 31, 2005.

On January 19, 2001, we granted to Riedman Corporation a 10 year option to purchase 100,000 shares of our common stock at an exercise price of $1.875 per share, the market price on the date of grant. James Riedman is a shareholder of Riedman Corporation. The grant was approved by our board of directors (Mr. Riedman abstaining), in consideration for a guarantee provided by Riedman Corporation in connection with our bank financing. This guarantee has been subsequently released.

In order to assist us with our working capital requirements, James Riedman loaned us $750,000 on April 11, 2001. The note evidencing the indebtedness was due in one year and was convertible into 407,608 shares of common stock at a price of $1.84 per share, which was the market price of the stock on that date. Mr. Riedman exercised his conversion right in April 2002. At the same time, we granted Mr. Riedman a 10 year option to purchase 50,000 shares at an exercise price of $1.84 per share.

On June 1, 2001, we granted Mr. Riedman a 10 year option to purchase 100,000 shares of our common stock at an exercise price of $1.75 per share, the market price on the date of grant, in exchange for his personal guarantee of a portion of our line of credit. This guarantee has been subsequently released.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth, to our knowledge, certain information with respect to the beneficial ownership of our common stock as of March 11, 2004 and as adjusted to reflect the sale of common stock offered in this offering, by:

•	each person known by us to own beneficially more than 5% of the outstanding shares of our common stock as of the date of this table;

•	each of our directors and director nominees;

•	each of our executive officers named in the summary compensation table contained in this prospectus;

•	all of our directors and executive officers as a group; and

•	the selling stockholder who will only sell shares under this prospectus if the underwriters exercise their over-allotment option.

      Percentage of shares owned is based on 5,098,297 shares of common stock outstanding as of March 11, 2004 and assumes 5,598,297 shares of common stock will be outstanding after this offering.

      Beneficial ownership is determined in accordance with SEC rules. All shares of our common stock subject to options currently exercisable or exercisable within 60 days after March 11, 2004 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding the options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

      Unless otherwise indicated below, each beneficial owner named in the table has sole voting and investment power with respect to all shares beneficially owned by that stockholder, subject to applicable community property laws. Also, unless otherwise indicated below, the mailing address for each beneficial owner is the same as ours.

	Shares of Common Stock

	Shares Beneficially		Number of	Shares Beneficially
	Owned Prior to Offering		Shares	Owned After Offering
			Being
Name of Beneficial Owner	Number(1)(2)	Percent	Offered	Number	Percent

Executive Officers and Directors and Nominees
James R. Riedman(3)	2,723,427	49.2	—	2,723,427	45.1
Greg A. Tunney	187,974	3.6	—	187,974	3.3
Kenneth E. Wolf(4)	46,761	*	—	46,761	*
Wilhelm Pfander	46,651	*	—	46,651	*
Steven M. DePerrior(5)	817,745	16.0	—	817,745	14.6
Gregory M. Harden	21,898	*	—	21,898	*
John C. Kratzer	5,000	*	—	5,000	*
Frederick R. Port(6)	700	*	—	700	*
John M. Robbins	0	0.0	—	0	0.0
Richard E. White	0	0.0	—	0	0.0
Edward Bloomberg(7)	263,998	5.2	75,000	188,998	3.4
Gary E. Pflugfelder(8)	32,898	*	—	32,898	*
All current directors and executive officers as a group (10 persons)	3,294,865	56.6	75,000	3,219,865	51.0
Beneficial Holders of 5% or more
Riedman Corporation	632,710	11.8	—	632,710	10.8
Retirement Plan Committee of the Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan(9)	798,847	15.7	—	798,847	14.3
Harrison Trask(10)	440,507	8.6	—	440,507	7.9

*	Represents less than 1% of our outstanding common stock.

(1)	Includes shares issuable upon the exercise of outstanding stock options as follows:

James R. Riedman	187,862
Greg A. Tunney	148,159
Kenneth E. Wolf	16,667
Wilhelm Pfander	30,000
Steven M. DePerrior	17,898
Gregory M. Harden	17,898
John C. Kratzer	5,000
Edward Bloomberg	22,898
Gary E. Pflugfelder	22,898
All current directors and officers as a group (10 persons)	469,280
Riedman Corporation	250,000

(2)	Includes shares held in such person’s account under our 401(k) plan over which, by the terms of the plan, each has investment control, but not voting control:

Greg A. Tunney	31,815
Kenneth E. Wolf	5,174
Wilhelm Pfander	16,651

(3)	Includes 5,333 shares allocated to Mr. Riedman’s account in our 401(k) plan, and the following shares of which Mr. Riedman disclaims beneficial ownership: 632,710 shares beneficially owned by Riedman Corporation, of which Mr. Riedman is a shareholder, 24,400 shares owned by his children; 63,570 shares held by an affiliated entity; and 798,847 shares held by our 401(k) plan, including the 5,333 shares allocated to his account. Mr. Riedman is a member of our board of directors’ retirement plan committee, which serves as fiduciary for our 401(k) plan, and through that committee he shares voting control over such shares, and shares investment control over 478,513 shares not yet allocated to plan participants.

(4)	Includes 920 shares owned by family members, as to which Mr. Wolf disclaims beneficial ownership.

(5)	Includes 798,847 held by our 401(k) plan. Mr. DePerrior is a member of our board of directors’ retirement plan committee, which serves as fiduciary for our 401(k) plan, and through that committee he shares voting control over such shares, and shares investment control over 478,513 shares not yet allocated to plan participants.

(6)	Represents shares held by the Frederick and Linda Port Family Trust, of which Mr. Port serves as trustee.

(7)	Includes 25,800 shares held by members of Mr. Bloomberg’s family and 123,000 shares held by Mr. Bloomberg on behalf of clients in his capacity as an investment advisor, as to which Mr. Bloomberg disclaims beneficial ownership. Mr. Bloomberg has granted the underwriters an option, exercisable within 45 days after the date of this prospectus, to purchase from him up to an aggregate of 75,000 shares of common stock at the price to the public less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in this offering. To the extent that the option is exercised, the selling stockholder will be obligated, pursuant to the option, to sell these shares to the underwriter. Mr. Bloomberg’s mailing address is 141 Crown Road, Kentfield, California 94904.

(8)	Includes 1,000 shares owned by a family member, as to which Mr. Pflugfelder disclaims beneficial ownership.

(9)	The members of our board of directors’ retirement plan committee, which serves as fiduciary for our 401(k) plan, share voting control over these shares, and share investment control over 478,513 shares not yet allocated to plan participants. The plan’s mailing address is c/o Phoenix Footwear Group, Inc., 5759 Fleet Street, Suite 220, Carlsbad, California 92008.

(10)	Includes 31,466 shares that are held in escrow subject to the terms of an escrow agreement entered into by and among Phoenix Footwear, Nancy Delekta (as the stockholder representative of the former H.S. Trask stockholders) and American Stock Transfer & Trust Company (as escrow agent) to secure indemnification obligations pursuant to the Agreement and Plan of Merger among us, our wholly-owned subsidiary PFG Acquisition, Inc., (now known as H.S. Trask & Co.) H.S. Trask and Nancy Delekta (as stockholder representative) and certain related documents. See “Management — Certain Relationships and Related Transactions.” We have made a claim for indemnity against the former H.S. Trask stockholders. If we are successful, all escrowed shares would be used to satisfy our claims. Nancy Delekta (as stockholder representative) has voting control over the shares while they are held in escrow. Mr. Trask’s mailing address is 101 Sourdough Road, Bozeman, Montana 59715.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value per share, and 500,000 shares of preferred stock, $0.01 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation, our bylaws and the provisions of applicable Delaware law.

Common Stock

      The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at times and in amounts as the board of directors may, from time to time, determine, subordinate to any preferences that may be granted to the holders of preferred stock and subject to some restrictions on the payment of dividends contained in our credit agreement with our bank.

      The holders of our common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote. The holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors.

      Our common stock is not entitled to preemptive rights and may not be redeemed or converted, except as may be provided by agreement. Upon the liquidation, dissolution or winding-up of our company, the assets legally available for distribution to stockholders are divided among the holders of the common stock in proportion to the number of shares of common stock held by each of them, after the payment of all of our debts and liabilities and satisfaction of the rights of any outstanding class or series of preferred stock to have priority to distributed assets.

      All outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, when issued and delivered, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subordinate to any series of preferred stock that we may issue in the future.

      As of March 5, 2004, we had outstanding 5,098,297 shares of common stock. As of March 5, 2004, there were approximately 439 holders of record of our common stock. We believe that the number of beneficial owners on that date is substantially higher. Upon completion of this offering, there will be 5,598,297 shares of our common stock outstanding. There are 1,000,000 shares of common stock currently reserved for issuance under our 2001 Long-Term Incentive Plan, of which 763,057 shares are issuable upon exercise of outstanding options and another 504,000 shares are reserved for issuance upon exercise of options issued outside that plan. Additionally, we have another 35,000 shares of common stock will be issuable upon exercise of the managing underwriter’s warrant. Additionally, our board of directors has authorized an additional 500,000 shares to be reserved for awards under our 2001 Long Term Incentive Plan, subject to the approval of stockholders at our May 11, 2004 meeting.

Preferred Stock

      We may issue preferred stock from time to time in one or more series, and our board of directors, without action by the holders of our common stock, may fix or alter the voting rights, redemption provisions, dividend rights, dividend rates, claims to our assets superior to those of holders of our common stock, conversion rights and any other rights, preferences, privileges and restrictions of any wholly-unissued series of preferred stock. Our board of directors, without stockholder approval, can issue shares of preferred stock with rights that could adversely affect the voting power or rights of the holders of our common stock. As of the date of this prospectus, we have no shares of preferred stock outstanding. The issuance of shares of preferred stock could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock.

Certain Certificate of Incorporation and Bylaw Provisions

      Below is a summary of certain provisions of our certificate of incorporation and bylaws that could be deemed to have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover of our company if our board of directors determines that the takeover is not in the best interests of our company and our stockholders. However, these provisions could also have the effect of discouraging certain attempts to acquire our company or remove incumbent management even if some or a majority of our stockholders deemed such an attempt to be in their best interests.

      Our bylaws establish an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of our stockholders. In general, a stockholder’s notice must be delivered to our Secretary not later than the close of business on the 120th day prior to the first anniversary of the date of our proxy statement was released to stockholders in connection with the preceding year’s annual meeting. In the event, however, that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws provide that no action may be taken by our stockholders except at an annual or special meeting of stockholders and prohibit actions by written consent in lieu of a meeting of stockholders. Our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board (or in his absence, the President or any Vice-President) or by our board of directors. These provision will make it more difficult for stockholders to take action opposed by our board of directors.

      Our bylaws provide that they may be amended, altered or repealed by our board of directors or by the vote of holders of two-thirds of our outstanding shares, with respect to the following matters:

•	the requirement for stockholders to take action by a majority of shares present at a meeting, if a quorum is present, unless otherwise provided;

•	the provision that written ballots are not necessary for voting;

•	the prohibition of taking action by written consent of stockholders;

•	making director nominations and proposals for stockholder meetings;

•	fixing the number of directors constituting the entire board of directors and modification of that number exclusively by the board of directors;

•	the time and vote required for electing directors;

•	the calling of, and notice for, special meetings of directors; and

•	the removal of directors.

      All other sections of the bylaws may be amended, altered or repealed by the vote of holders of a majority our outstanding shares or by resolution of a majority of our board of directors. However, our board of directors may not amend, alter or repeal bylaws provisions that were amended, altered or repealed by our stockholders.

Effect of Delaware Anti-Takeover Statute

      We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents certain Delaware corporations, including those whose securities are included for quotation on the American Stock Exchange, from engaging, under certain circumstances, in a “business combination” with any “interested stockholder” for three years following the date that such stockholder became an interested stockholder. For purposes of Section 203, a “business combination” includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of our outstanding voting shares. We have not opted out of the provisions of Section 203.

Transfer Agent and Registrar

      The stock transfer agent and registrar for our common stock is EquiServe Trust Company N.A., and their telephone number is (877) 282-1168.

SHARES ELIGIBLE FOR FUTURE SALE

      Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect the market price for our common stock. After this offering, we will have outstanding 5,598,297 shares of common stock. Of these shares, 2,251,143 shares will be freely tradable without restriction or further registration under federal securities laws, including the 500,000 shares sold in this offering unless purchased by our affiliates. The remaining 3,347,154 shares are held by our affiliates or were issued in private placements and are considered restricted securities and are subject to the trading restrictions of Rule 144 under the Securities Act. These securities cannot be sold unless they are registered under the Securities Act or unless an exemption from registration is otherwise available, such as the exemption contained in Rule 144.

      In general, Rule 144 permits any person who has beneficially owned restricted securities (as defined in Rule 144) for at least one year to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, or the average weekly trading volume of our common stock during the four calendar weeks preceding the sale, provided that public information about us, as required by Rule 144, is then available and the seller complies with the manner of sale and notification requirements of the rule. A person who is not an affiliate and has not been an affiliate within three months prior to the sale and has, together with any previous owners who were not affiliates, beneficially owned restricted securities for at least two years is entitled to sell those shares under Rule 144(k) without regard to the other limitations described above.

      Subject to Rule 144 limitations and the lock-up agreements described below, 2,461,467 shares of our common stock will be eligible for sale under Rule 144 after the completion of this offering. In addition, we have registered 699,980 shares of common stock for resale pursuant to our obligations to former H.S. Trask stockholders, and we are required to keep those shares registered until August 7, 2004, subject to permitted blackout and extension periods. In addition, we plan to register in the near future 798,847 shares held by our 401(k) plan for resale by the plan and plan account holders who have been allocated shares under the plan. Also, our principal stockholders, James Riedman and Riedman Corporation, who hold in the aggregate 2,285,565 shares and vested options to purchase 437,862 shares of our common stock, have the right to require us to file registration statements covering 1,152,170 of their shares. Mr. Riedman disclaims beneficial ownership of the 632,710 shares beneficially owned by Riedman Corporation. We also have in effect a registration statement on Form S-8 covering 600,000 shares of common stock which are subject to previously granted options under our 2001 Long-Term Incentive Plan. Following this offering, we plan to file another Form S-8 registration statement covering an additional 400,000 shares of common stock, 269,067 shares of which are subject to previously granted options under our 2001 Long-Term Incentive Plan and the remainder of which are available for future awards under that plan. Additionally, our board of directors has authorized an additional 500,000 shares to be reserved for awards under our 2001 Long-Term Incentive Plan, subject to the approval of our stockholders at our May 11, 2004 annual meeting.

      We have granted to Riedman Corporation and James Riedman separate rights to demand that we register 1,152,170 of the shares of our common stock beneficially owned by them at any time. These “demand” registration rights do not have expiration dates. In addition, under the merger agreement we entered into with H.S. Trask & Co. we have filed a registration statement on Form S-3 with the SEC for the resale of the shares we issued for that acquisition. The SEC declared the registration statement effective on September 27, 2003, and we are obligated to keep it in effect until August 7, 2004, subject to the permitted blackout and required extension periods.

      In connection with this offering, lock-up agreements will be executed. See “Underwriting — Lock-Up Agreements.” While no predictions can be made of the effect, if any, that future sales of shares of our common stock, and grants of options and warrants to acquire shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock prevailing from time to time, as these restrictions end, significant resales of these shares could cause the market price of our common stock to decline regardless of the performance of our business. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

UNDERWRITING

      Under the terms and subject to the conditions of an underwriting agreement, the managing underwriter, Wedbush Morgan Securities Inc., has agreed to purchase from us the number of shares of common stock shown opposite its name below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriters

Wedbush Morgan Securities Inc.

Total

      The underwriting agreement provides that the obligations of the managing underwriter and other participating underwriters, if any, to purchase and accept delivery of the shares offered by this prospectus are subject to certain conditions contained in the underwriting agreement and that the underwriters will purchase all shares of the common stock offered hereby if any of the shares are purchased.

      We have been advised by Wedbush Morgan Securities Inc. that it proposes initially to offer the shares of common stock in part directly to the public at the public offering price shown on the cover page of this prospectus and in part to dealers, including any other participating underwriters, at this price less a discount not in excess of $          per share. The underwriters may allow, and these dealers may re-allow other dealers, a discount not in excess of $          per share. After this offering, the public offering price, concession and reallowance to dealers may be reduced by Wedbush Morgan Securities Inc. No such reduction shall change the amount of proceeds to be received by us and the selling stockholder as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Over-Allotment Option

      The selling stockholder has granted the managing underwriter an option, exercisable within 45 days after the date of this prospectus, to purchase up to an aggregate of 75,000 shares of common stock at the public offering price less underwriting discounts and commissions. The managing underwriter may exercise this option solely to cover over-allotments, if any, made in this offering. To the extent that the option is exercised, the selling stockholder will be obligated, pursuant to the option, to sell these shares to the managing underwriter.

Commissions and Expenses

      The following table shows the underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder in connection with this offering:

Total

Per Share

Underwriting discounts and commissions payable by us
Underwriting discounts and commissions payable by the selling stockholder assuming over-allotment option is exercises

      We estimate that the other expenses of this offering (including the registration fees and the fees of financial printers, counsel and accountants) to be paid by us will be approximately $          .

Expense Allowance

      We have paid to Wedbush Morgan Securities Inc., to date an expense allowance of $10,000 for allocated expenses and $40,000 toward the managing underwriter’s legal expenses. Additionally, we have agreed to pay to Wedbush Morgan Securities Inc. a non-accountable expense allowance of 3% of the gross proceeds of this offering, none of which has been paid to date.

Managing Underwriter’s Warrant

      On completion of this offering, we will issue to Wedbush Morgan Securities Inc., the managing underwriter, a warrant to purchase from us up to 35,000 shares of our common stock at an exercise price equal to 120% of the public offering price. The warrant will be exercisable during the five-year period beginning from the date of this prospectus. The warrant may not be sold, transferred, assigned or hypothecated for a period of one year following the effective date of this prospectus, except to an individual who is an officer or partner (but not director) of the managing underwriter and members of the selling group and their officers and partners, by will or by the laws of descent and distribution, and is not redeemable.

      The holder of the warrant will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized on the sale of the shares issuable upon exercise of the warrant may be deemed to be additional underwriting compensation. During the term of the warrant, the holder will have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of the ownership of the underlying shares of common stock. The holder will be most likely to exercise the warrant when the exercise price is less than the market price for our common stock. However, we offer no assurance as to whether the warrant will be exercised.

Lock-Up Agreements

      In connection with this offering, our executive officers, directors and certain other stockholders, have informed us that they plan to enter into an agreement with the managing underwriter whereby they would agree not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Wedbush Morgan Securities Inc. The persons whom we believe will be providing this agreement beneficially own, in the aggregate, approximately 2,155,194 outstanding shares upon completion of this offering. While this lock-up period extends for a period of 180 days after this offering, Wedbush Morgan Securities Inc. may waive that restriction in its sole discretion.

Indemnity

      In the underwriting agreement, we and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Sales and Penalty Bids

      In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market in connection with transactions intended to stabilize the price of the common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act.

      Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

      In connection with the offering, the underwriters may make short sales of our shares and may purchase our shares on the open market to cover positions created by short sales. Syndicate short sales involve the sale by the underwriters of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. Any naked short position is closed out by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

      Wedbush Morgan Securities Inc. may impose a penalty bid on syndicate members. This means that to the extent Wedbush Morgan Securities Inc. purchases in the open market shares of our common stock sold in this offering to reduce the underwriters’ short position or to stabilize the price of our common stock, Wedbush Morgan Securities Inc. has the option to reduce the aggregate selling concession paid or payable to each syndicate member by the amount of the selling concession attributable to the portion of the repurchased shares sold in the offering by the syndicate member while such short covering or stabilizing activities are ongoing. To reduce the likelihood of the imposition of a penalty bid, Wedbush Morgan Securities Inc., in determining how to allocate shares in the offering, may take into consideration the history of investors who have quickly sold their shares in prior offerings. The imposition of a penalty bid may discourage the immediate resale of shares sold in this offering.

      The activities described above may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor the selling stockholder or underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above, if any, may have on the price of our common stock. The underwriters are not required to engage in these activities.

Offers in Other Jurisdictions

      Neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required, other than the United States. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements related to the offer and sale of these shares of common stock be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of these jurisdictions. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

Electronic Distribution

      A prospectus in electronic format may be made available on the Internet web sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distribution will be made by the representatives on the same basis as other allocations. Persons making such distributions will be required to comply with the rules of the National Association of Securities Dealers.

      Other than the prospectus in electronic format, the information on any underwriters’ or selling stockholder’s web site, and any information contained in any other web site maintained by an underwriter or any selling stockholder, is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters or any selling stockholder in its capacity as underwriter or selling stockholder, and should not be relied upon by investors.

Relationships

      Some of the underwriters and their affiliates have engaged in, are engaging in and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They may receive customary fees and expenses for these commercial and investment banking transactions.

Passive Market Making

      In connection with this offering and before the commencement of offers or sales of the common stock, certain underwriters who are qualified market makers on the American Stock Exchange may engage in passive market making transactions in the common stock on the American Stock Exchange immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M under the Exchange Act. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

      The validity of the shares of common stock offered by us will be passed upon for us by Woods Oviatt Gilman LLP, Rochester, New York, which has acted as our counsel in connection with this offering. Certain matters will be passed upon for the underwriters by Rutan & Tucker, LLP, Costa Mesa, California.

EXPERTS

      The consolidated financial statements of Phoenix Footwear Group, Inc. and subsidiary as of December 31, 2002 and December 27, 2003 and for each of the years in the three-year period ended December 27, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and incorporated by reference in the annual report included on Form 10-K for the year ended December 27, 2003 (which report express an unqualified opinion and includes an explanatory paragraph concerning the change in accounting resulting from the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of Royal Robbins, Inc. as of May 31, 2003 and for the year then ended included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and contains an explanatory paragraph referring to the transfer of the tactical clothing line and agreement signed by the Royal Robbins, Inc. Stockholders to sell their common stock), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of H.S. Trask as of December 31, 2002 and the 12-month fiscal year then ended included in this prospectus have been audited by Anderson ZurMuehlen & Co., P.C., independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-2 with the SEC in connection with this offering. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s Internet web site at http://www.sec.gov.

      This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

      The SEC allows us to incorporate by reference into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Later information filed with the SEC will update and supersede this information.

      We incorporate by reference our Annual Report on Form 10-K for the year ended December 27, 2003.

      You may request a copy of these filings, at no cost, by contacting us at:

Phoenix Footwear Group, Inc.
5759 Fleet Street, Suite 220,
Carlsbad, California 92008,
(760) 602-9688
Attention: Kenneth E. Wolf, Chief Financial Officer and Treasurer

      Notwithstanding the above, information that is “furnished to” the SEC shall not be deemed “filed with” the SEC for purposes of Section 18 of the Exchange Act or otherwise subject to liability of that Section and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

INDEX TO FINANCIAL STATEMENTS

Phoenix Footwear Group, Inc.
Independent Auditors’ Report	F-2
Consolidated Balance Sheets as of December 27, 2003 and
December 31, 2002	F-3
Consolidated Statements of Operations for the Years Ended
December 27, 2003 and December 31, 2002 and 2001	F-4
Consolidated Statements of Stockholders’ Equity for the
Years Ended December 27, 2003 and December 31, 2002 and 2001	F-5
Consolidated Statements of Cash Flows for the Years Ended
December 27, 2003 and December 31, 2002 and 2001	F-6
Notes to the Consolidated Financial Statements	F-8
Introduction to Condensed Combined Consolidated Pro Forma
Statement of Operations	F-23
Pro Forma Condensed Combined Consolidated Statement of Operations
for the Year Ended December 27, 2003	F-24
Notes to Condensed Combined Consolidated Pro Forma Statement of Operations	F-24
Royal Robbins, Inc.
Reports of Independent Accountants	F-25
Balance Sheet as of May 31, 2003	F-26
Statement of Income for the Year Ended
May 31, 2003	F-27
Statement of Stockholders’ Equity for the Year Ended
May 31, 2003	F-28
Statement of Cash Flows for the Year Ended May 31, 2003	F-29
Notes to the Financial Statements	F-30
Balance Sheets as of August 31, 2003 and May 31, 2003	F-36
Statement of Income for the Quarters Ended
August 31, 2003 and August 31, 2002	F-37
Statements of Cash Flows for the Quarters Ended
August 31, 2003 and August 31, 2002	F-38
H.S. Trask & Co.
Independent Auditor’s Report	F-39
Balance Sheets as of December 31, 2002 and 2001	F-40
Statements of Operations for the Years Ended
December 31, 2002 and 2001	F-41
Statements of Stockholders’ Equity for the
Years Ended December 31, 2002 and 2001	F-42
Statements of Cash Flows for the Years Ended
December 31, 2002 and 2001	F-43
Notes to Financial Statements	F-44
Balance Sheets as of June 30, 2003 and December 31, 2002	F-50
Statements of Operations for the Quarters Ended
June 30, 2003 and 2002	F-51
Statements of Cash Flows for the Quarters Ended
June 30, 2003 and 2002	F-52

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Phoenix Footwear Group, Inc.

Carlsbad, California.

      We have audited the accompanying consolidated balance sheets of Phoenix Footwear Group, Inc. and subsidiary as of December 27, 2003 and December 31, 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 27, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Phoenix Footwear Group, Inc. and subsidiary as of December 27, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

DELOITTE & TOUCHE LLP

San Diego, CA

February 6, 2004

PHOENIX FOOTWEAR GROUP, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 27, 2003 AND DECEMBER 31, 2002

	2003	2002

CURRENT ASSETS:
Cash	$1,058,000	$1,265,000
Accounts receivable (less allowances of $1,026,000 in 2003 and $479,000 in 2002)	8,083,000	5,679,000
Inventories — net	12,717,000	6,662,000
Other receivable	530,000	316,000
Other current assets	803,000	185,000
Deferred income tax asset	—	297,000

Total current assets	23,191,000	14,404,000
PLANT AND EQUIPMENT — Net	1,623,000	1,499,000
OTHER ASSETS:
Other assets — net	115,000	158,000
Goodwill	5,178,000	1,645,000
Unamortizable intangibles	3,820,000	—
Intangible assets, net	1,766,000	—
Other receivable	718,000	1,248,000

Total other assets	11,597,000	3,051,000

TOTAL ASSETS	$36,411,000	$18,954,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,782,000	$1,872,000
Accrued expenses	1,077,000	1,164,000
Contingent liability	1,942,000	—
Notes payable — current	1,661,000	750,000
Liability to former stockholders	—	1,806,000
Deferred income tax	195,000	—
Income taxes payable	111,000	—

Total current liabilities	9,768,000	5,592,000
OTHER LIABILITIES:
Notes payable — noncurrent	4,941,000	2,250,000
Notes payable — line of credit	5,480,000	—
Deferred income tax liability	1,235,000	1,000,000

Total other liabilities	11,656,000	3,250,000

Total liabilities	21,424,000	8,842,000
Commitments and contingencies (Note 3)
STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value — 50,000,000 shares authorized; 5,061,000 and 4,588,000 shares issued in 2003 and 2002, respectively	51,000	46,000
Additional paid-in-capital	11,190,000	8,081,000
Retained earnings	5,320,000	4,379,000

	16,561,000	12,506,000
Less: Treasury stock at cost, 603,000 and 998,000 shares in 2003 and 2002, respectively	(1,574,000)	(2,394,000)

Total stockholders’ equity	14,987,000	10,112,000

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$36,411,000	$18,954,000

See notes to consolidated financial statements.

PHOENIX FOOTWEAR GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 27, 2003 AND DECEMBER 31, 2002 AND 2001

	2003	2002	2001

NET SALES	$39,077,000	$36,161,000	$46,851,000
COST OF GOODS SOLD	22,457,000	22,397,000	31,439,000

GROSS PROFIT	16,620,000	13,764,000	15,412,000

OPERATING EXPENSES:
Selling, general and administrative expenses	12,696,000	9,661,000	11,917,000
Other expense — net	1,377,000	442,000	375,000

Total operating expenses	14,073,000	10,103,000	12,292,000

OPERATING INCOME	2,547,000	3,661,000	3,120,000
INTEREST EXPENSE	620,000	751,000	1,683,000

EARNINGS BEFORE INCOME TAXES	1,927,000	2,910,000	1,437,000
INCOME TAX EXPENSE	986,000	1,207,000	67,000

NET EARNINGS	$941,000	$1,703,000	$1,370,000

NET EARNINGS PER SHARE:
Basic	$0.24	$0.50	$0.44

Diluted	$0.22	$0.45	$0.41

See notes to consolidated financial statements.

PHOENIX FOOTWEAR GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 27, 2003 AND DECEMBER 31, 2002 AND 2001

	Common Stock		Additional		Treasury Stock
			Paid-In	Retained
	Shares	Amount	Capital	Earnings	Shares	Amount	Total

BALANCE — January 1, 2001	3,398,000	$4,246,000	$816,000	$1,306,000	(242,000)	$(470,000)	$5,898,000
Issuance of common stock	782,000	978,000	1,037,000				2,015,000
Unallocated shares held in the Company sponsored defined contribution plan					(782,000)	(2,015,000)	(2,015,000)
Purchases of treasury stock					(24,000)	(52,000)	(52,000)
Issuance of common stock options in consideration for debt and debt guarantees			236,000				236,000
Net earnings — 2001				1,370,000			1,370,000

BALANCE — December 31, 2001	4,180,000	5,224,000	2,089,000	2,676,000	(1,048,000)	(2,537,000)	7,452,000
Issuance of common stock	408,000	511,000	244,000				755,000
Purchases of treasury stock					(20,000)	(35,000)	(35,000)
Allocation of shares in Company sponsored defined contribution plan			59,000		70,000	178,000	237,000
Effect of change in par value		(5,689,000)	5,689,000
Net earnings — 2002				1,703,000			1,703,000

BALANCE — December 31, 2002	4,588,000	46,000	8,081,000	4,379,000	(998,000)	(2,394,000)	10,112,000
Issuance of common stock	35,000		34,000				34,000
Purchases of treasury stock					(58,000)	(201,000)	(201,000)
Allocation of shares in Company sponsored defined contribution plan			97,000		119,000	305,000	402,000
Retirement of treasury stock	(334,000)	(3,000)	(713,000)		334,000	716,000
Issuance of common stock in connection with acquisitions	772,000	8,000	3,691,000				3,699,000
Net earnings — 2003				941,000			941,000

BALANCE — December 27, 2003	5,061,000	$51,000	$11,190,000	$5,320,000	(603,000)	$(1,574,000)	$14,987,000

See notes to consolidated financial statements.

PHOENIX FOOTWEAR GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 27, 2003 AND DECEMBER 31, 2002 AND 2001

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$941,000	$1,703,000	$1,370,000
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	317,000	266,000	710,000
Provision for losses on accounts receivable	252,000	142,000	517,000
Write-off of non-trade receivable	163,000	—	—
Allocation of shares in defined contribution plan	402,000	237,000	—
Loss on impairment of assets	—	338,000	—
Loss on pension plan termination, net of excise tax	—	—	1,357,000
Noncash debt issuance expense	—	—	49,000
Loss (Gain) on sale of property and equipment	8,000	—	(142,000)
Gain on sale of slipper brands	—	—	(1,196,000)
Changes in assets and liabilities (net of effect of acquisitions):
(Increase) decrease in:
Accounts receivable	1,288,000	2,376,000	5,887,000
Inventories	(2,272,000)	3,791,000	1,026,000
Other receivable	300,000	129,000	—
Other current assets	(1,204,000)	19,000	(10,000)
Other noncurrent assets	48,000	—	9,000
Deferred income tax asset/liability	727,000	699,000	46,000
Prepaid pension	—	—	(124,000)
Increase (decrease) in:
Accounts payable	2,435,000	286,000	(7,572,000)
Accrued expenses	(1,428,000)	(99,000)	210,000
Liability to former stockholders	(1,806,000)	—	—
Income taxes payable	111,000	—	(883,000)

Net cash provided by operating activities	282,000	9,887,000	1,254,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(326,000)	(309,000)	(18,000)
Proceeds from disposal of property and equipment	457,000	76,000	212,000
Proceeds from other receivable	—	1,578,000	—
Proceeds from pension plan termination, net	—	—	362,000
Proceeds from sale of slipper brands	—	—	1,485,000
Acquisitions, net of cash acquired	(7,925,000)	—	—

Net cash provided (used) by investing activities	(7,794,000)	1,345,000	2,041,000

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (payments) borrowings on note payable — line of credit	3,979,000	(8,200,000)	(4,300,000)
Proceeds from notes payable	4,500,000	2,728,000	3,850,000
Repayments of notes payable	(927,000)	(5,607,000)	(3,648,000)
Issuance of common stock	34,000	5,000	2,015,000
Purchases of treasury stock	(201,000)	(35,000)	(52,000)
Debt issuance and other costs	(80,000)	(19,000)	—

Net cash provided (used) by financing activities	7,305,000	(11,128,000)	(2,135,000)

NET INCREASE (DECREASE) IN CASH	(207,000)	104,000	1,160,000
CASH — Beginning of year	1,265,000	1,161,000	1,000

CASH — End of year	$1,058,000	$1,265,000	$1,161,000

(Continued)

See notes to consolidated financial statements.

PHOENIX FOOTWEAR GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

YEARS ENDED DECEMBER 27, 2003 AND DECEMBER 31, 2002 AND 2001

	2003	2002	2001

SUPPLEMENTAL CASH FLOW INFORMATION —
Cash paid during the year for:
Interest	$862,000	$540,000	$1,605,000

Income taxes	$565,000	$567,000	$901,000

SUPPLEMENTAL DISCLOSURE OF NONCASH OPERATING AND FINANCING ACTIVITIES:
During 2002, a $750,000 note payable was converted into 204,000 shares of common stock.

During 2001, the Company sold slipper brand net assets for receivables of $3,271,000. In addition, the Company issued common stock options valued at $236,000 in consideration for debt and debt guarantees.

(Concluded)

See notes to consolidated financial statements.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 27, 2003 AND DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      DESCRIPTION OF BUSINESS — Phoenix Footwear Group, Inc. (the “Company”) is engaged primarily in the import and sale of men’s and women’s leisure footwear and apparel. Sales are made principally to retailers in the United States. During 2002 the Company changed its name from Daniel Green Company to Phoenix Footwear Group, Inc.

      The Company acquired H.S. Trask & Co. (“Trask”) on August 7, 2003 through the purchase of all the outstanding shares of Trask, a Bozeman, Montana based footwear company, for an aggregate purchase price of $6.4 million, including $2.9 million in cash, 699,980 shares of common stock valued at $3.2 million and $300,000 in acquisition related expenses. Trask is a provider of men’s dress and casual footwear. On October 31, 2003 the Company acquired Royal Robbins, Inc. (“Robbins”) through the purchase of all the outstanding shares of Robbins, a Modesto, California based apparel company, for an aggregate purchase price of $6.8 million, including $6.0 million in cash, 71,889 shares of common stock valued at $500,000 and $300,000 in acquisition related expenses, plus potential contingent earnout cash payments. The potential contingent earnout payments equal 25% of the Royal Robbins product line’s gross profit over the 12 month periods ended May 31, 2004 and 2005, respectively, so long as minimum gross profit thresholds are achieved. Robbins is engaged in the import and sale of casual and outdoor apparel. The results of Trask’s and Robbins’ operations have been included in the consolidated financial statements since the date of their respective acquisitions (see Note 5).

      On December 28, 2001, the Company sold its Daniel Green and L.B. Evans slipper brands to an unrelated third party for approximately $4.8 million. The recorded value of the net assets sold was approximately $3.6 million which included inventory, related other assets and a related liability. The sale price includes guaranteed, minimum royalty payments at a present value at the date of sale of approximately $1.7 million. At December 27, 2003, the balance due to the Company for the minimum royalty totaled approximately $1.2 million of which $530,000 is classified as a current other receivable in the accompanying 2003 consolidated balance sheet. The remaining balance of $718,000, which is to be received over the next two fiscal years, is included as a noncurrent other receivable in the accompanying 2003 consolidated balance sheet. The Company also recorded a note receivable at the date of sale for approximately $1.6 million which was paid in 2002. This transaction resulted in a gain of approximately $1.2 million which is included within the account classification entitled other expense, net in the accompanying 2001 consolidated statement of operations (see Note 10).

      On March 30, 2000, the Company purchased all of the outstanding shares of Penobscot Shoe Company (“Penobscot”) from Riedman Corporation, a related party, for approximately $18.2 million including direct costs of the acquisition. Penobscot was also engaged in the import and sale of footwear. The acquisition of Penobscot has been accounted for under the purchase method of accounting and accordingly, the operating results of Penobscot have been included in the Company’s consolidated financial statements since the date of acquisition. The allocation of the purchase price to the fair market value of assets and liabilities acquired was finalized in 2001 and totaled approximately $20.4 million and $4.0 million respectively. The excess of the aggregate purchase price over the estimated fair market value of the net assets acquired (“goodwill”) was approximately $1.9 million.

      STOCK SPLIT — On May 22, 2003, the Board of Directors authorized a two-for-one stock split which became effective on June 12, 2003. All references in these consolidated financial statements and notes related to numbers of shares and per share amounts have been restated to reflect the effect of the stock split.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      PRINCIPLES OF CONSOLIDATION — The consolidated financial statements consist of Phoenix Footwear Group, Inc. and its wholly-owned subsidiaries, Penobscot Shoe Company, H.S. Trask & Co. and Royal Robbins, Inc. Intercompany accounts and transactions have been eliminated in consolidation.

      ACCOUNTING PERIOD — Effective January 1, 2003, the Company changed its year-end to a fiscal year that is the 52- or 53-week period ending the Saturday nearest to December 31st.

      ESTIMATES — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      INVENTORIES, net — Inventories are stated at the lower of cost or market net of reserve for obsolescence. Cost is determined on a first-in, first-out basis. Inventories consist of finished goods. The reserve for obsolete inventory was $878,000 and $484,000 as of December 27, 2003 and December 31, 2002, respectively.

      PLANT AND EQUIPMENT, net — Plant and equipment is stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to earnings as incurred. Replacements of significant items and major renewals and betterments are capitalized. Depreciation is computed using estimated useful lives under the straight-line method as follows:

Buildings	20 years
Machinery and equipment	10 years
Computers	4 years
Vehicles	4 years
Furniture and fixtures	8 years

      OTHER ASSETS — Other assets consist primarily of deferred financing costs as of December 27, 2003 and December 31, 2002 which are being amortized over the term of the related debt instruments. Accumulated amortization as of December 27, 2003 and December 31, 2002 totaled $528,000 and $442,000, respectively.

      GOODWILL — Effective January 1, 2002, the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 discontinues the practice of amortizing goodwill and initiates an annual review for impairment. Impairment would be examined more frequently if certain indicators are encountered. The Company determined that there was no impairment of goodwill to be recorded during the years ended December 27, 2003 or December 31, 2002.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Actual results of operations for each of the three years in the period ended December 27, 2003 and as-adjusted results of operations for 2002 and 2001 had the nonamortization provisions of SFAS No. 142 been applied in those periods are as follows:

	2003	2002	2001

Net earnings:
As reported	$941,000	$1,703,000	$1,370,000
Goodwill amortization	—	—	204,000

As-adjusted	$941,000	$1,703,000	$1,574,000

Basic earnings per share:
As reported	$0.24	$0.50	$0.44
As-adjusted	$0.24	$0.50	$0.50
Diluted earnings per share:
As reported	$0.22	$0.45	$0.41
As-adjusted	$0.22	$0.45	$0.48

      ASSET IMPAIRMENTS — Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30. The Company periodically reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Identification of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their fair value. The Company recorded an impairment loss of $84,000 during 2002 related to a property held for sale. This item are included within the account classification entitled other expense, net in the accompanying 2002 consolidated statement of operations (see Note 10).

      REVENUE RECOGNITION — Revenues are recognized when products are shipped as all risk of loss transfers to the Company’s customer upon shipment. Provisions for discounts, returns and other adjustments are provided for in the same period the related sales are recorded.

      SHIPPING AND HANDLING FEES AND COSTS — Amounts billed to customers related to shipping and handling are included in net sales. Related costs incurred are included in cost of goods sold.

      RESEARCH AND DEVELOPMENT COSTS — Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged to expense were $556,000 in 2003, $315,000 in 2002 and $229,000 in 2001 and are included in selling, general and administrative.

      INCOME TAXES — Income taxes are provided on the earnings in the consolidated financial statements. Deferred income taxes are provided to reflect the impact of “temporary differences” between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

      PER SHARE DATA — In addition to shares outstanding held by the public, the Company’s defined contribution 401(k) savings plan held approximately 603,000 shares as of December 27, 2003, which were issued during 2001 in connection with the termination of the Company’s defined benefit pension plan. These shares, while eligible to vote, are classified as treasury stock and therefore are not outstanding for purpose of determining per share earnings until the time that such shares are allocated to employee accounts. This

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allocation is occurring over a seven year period which commenced in 2002 (See Note 4). Basic net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted net earnings per share is calculated by dividing net earnings and the effect of assumed conversions by the weighted average number of common and, when applicable, potential common shares outstanding during the period. A reconciliation of the numerators and denominators of basic and diluted earnings per share is presented below.

	2003	2002	2001

Basic net earnings per share:
Net earnings	$941,000	$1,703,000	$1,370,000
Weighted average common shares outstanding	3,963,000	3,418,000	3,138,000
Basic net earnings per share	$0.24	$0.50	$0.44

Diluted net earnings per share:
Net earnings	$941,000	$1,703,000	$1,370,000
Interest on convertible debt	—	17,000	59,000

Net earnings and effect of assumed conversions	$941,000	$1,720,000	$1,429,000

Weighted average common shares outstanding	3,963,000	3,418,000	3,138,000
Effect of stock options outstanding	387,000	262,000	2,000
Effect of convertible debt	—	102,000	304,000

Weighted average common and potential common shares outstanding	4,350,000	3,782,000	3,444,000

Diluted net earnings per share	$0.22	$0.45	$0.41

      Options to purchase shares of common stock which totaled 200,000, 177,500, and 146,240 in 2003, 2002 and 2001, respectively, were not included in the computation of diluted earnings (loss) per share as the effect would be anti-dilutive.

      CONCENTRATION OF CREDIT RISK — Financial instruments that potentially subject the Company to credit risks consist primarily of accounts receivable and other receivables. Companies in the retail industry comprise a significant portion of the accounts receivable balance; collateral is not required. The Company monitors its exposure for credit losses on all receivables and maintains allowances for anticipated losses. Two of our largest customers in the aggregate constituted 20% and 21% of trade accounts receivable outstanding at December 27, 2003 and December 31, 2002, respectively. Our inability to collect on our trade accounts receivable from any of our major customers could adversely affect our business or financial condition.

      FAIR VALUE OF FINANCIAL INSTRUMENTS — The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair value of short-term instruments approximates their recorded values due to the short-term nature of the instruments. The fair value of long-term debt instruments approximates their recorded values primarily due to interest rates approximating current rates available for similar instruments.

      STOCK-BASED COMPENSATION — In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As permitted in

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

those standards, the Company has elected to continue to follow recognition provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for employee stock-based compensation. No employee stock-based compensation expense was recorded for the years ended December 27, 2003 and December 31, 2002, and 2001.

      Pro forma information regarding the Company’s net earnings and related per share amounts as required by SFAS No. 123 and SFAS No. 148 are as follows:

	2003	2002	2001

Net earnings:
As reported	$941,000	$1,703,000	$1,370,000
Pro forma	$518,000	$1,463,000	$1,339,000
Basic net earnings per share:
As reported	$0.24	$0.50	$0.44
Pro forma	$0.13	$0.43	$0.43
Diluted net earnings per share:
As reported	$0.22	$0.45	$0.41
Pro forma	$0.12	$0.39	$0.41

      SEGMENTS — The Company operates in one financial reporting segment, footwear and apparel. In addition, the Company’s internal reporting does not make it practicable to provide information on net sales earned from different styles of footwear and apparel or from different geographic locations. Long-lived assets are entirely located in the United States. Sales to one customer in 2003 totaled approximately $4.3 million or 11% of the Company’s net sales in 2003. Sales to one customer in 2002 totaled approximately $4.3 million or 12% of the Company’s net sales in 2002. Sales to one customer in 2001 totaled approximately $5.2 million or 11% of the Company’s net sales in 2001. Ten major customers represented approximately 39% and 34% of net sales in 2003 and 2002, respectively; most of these same customers represented 38% of net sales in 2001. Due to the uncertain nature of the retail industry, the loss of any one or more of these customers could have a material adverse effect on the Company’s business.

      RECLASSIFICATIONS — Certain reclassifications have been made to the 2002 and 2001 financial statements to conform to the classifications used in 2003.

2.	PLANT AND EQUIPMENT, net

      Plant and Equipment as of December 27 and December 31, respectively, consisted of the following:

	2003	2002

Land and buildings	$688,000	$1,215,000
Machinery, furniture and equipment	560,000	313,000
Leasehold improvements	211,000	—
Computers	1,034,000	703,000
Vehicles	76,000	47,000

	2,569,000	2,278,000
Less accumulated depreciation	946,000	779,000

Plant and equipment — net	$1,623,000	$1,499,000

      Depreciation expense for the years ended December 27, 2003, December 31, 2002 and 2001 totaled $259,000, $153,000 and $246,000, respectively.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	COMMITMENTS AND CONTINGENCIES

      The Company leases office facilities under operating lease agreements which expire through December 2006:

Future minimum commitments under the lease agreements are as follows:

Year ending December:
2004	$484,000
2005	349,000
2006	219,000

$1,052,000

      Total rent expense for the year ended December 27, 2003 was $231,000 and was zero for the years ended December 31, 2002 and 2001.

4.	BENEFIT PLANS

     DEFINED BENEFIT PENSION PLAN

      During 2001, the Company completed the termination of the Penobscot defined benefit pension plan. On the date of termination, the surplus from the plan totaling $2.4 million was less than the carrying value of the prepaid pension cost asset of $3.7 million, resulting in a loss of $1.4 million. The loss was increased by an excise tax totaling $357,000, which resulted in a total loss on this transaction totaling $1.7 million. This amount is included within the account classification entitled other expense, net in the 2001 consolidated statement of operations (see Note 10).

      The Plan covered substantially all employees and it was the Company’s policy to fund retirement costs as accrued. The net pension income for 2001 included the following components:

2001

Interest cost	$(106,000)
Actual return on plan assets	237,000
Amortization of loss	(7,000)

Net pension income	$124,000

     DEFINED CONTRIBUTION PLAN

      The Company has a defined contribution 401(k) savings plan (“the Plan”) covering substantially all employees of the Company. Following the termination of the defined benefit pension plan, the net cash surplus of $2.0 million was contributed to the Plan. Subsequently, the Plan acquired 782,000 shares of the Company’s common stock at a price per share of $2.58, which was based on an independent appraisal. The unallocated shares in the Plan have been classified as treasury stock in stockholders’ equity. Compensation expense is recognized as the shares are allocated to the participants which is expected to occur over a seven-year period which began in 2002. The amount allocated to participants during the years ended December 27, 2003 and December 31, 2002 was $402,000 (119,000 shares) and $237,000 (70,000 shares), respectively. In addition, the Company’s matching contribution to the Plan totaled $24,000, $59,000, and $27,000 in 2003, 2002 and 2001, respectively. The Company terminated the matching contribution during 2003.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	ACQUISITIONS

      On August 7, 2003, we acquired the H.S. Trask footwear brand and rights to the Ducks Unlimited footwear brand through the purchase of all the outstanding shares of H.S. Trask & Co., a Bozeman, Montana based men’s footwear company, for an aggregate purchase price of $6.4 million, including $2.9 million in cash, 699,980 shares of common stock valued at $3.2 million and $300,000 in acquisition related expenses. The value of the 699,980 shares of common shares issued was determined based on the average closing market price of the Company’s common shares over the 3-day period before the terms of the acquisition were agreed to and announced. The results of Trask’s operations have been included in the consolidated financial statements since that date. Trask is a provider of men’s dress and casual footwear and the acquisition allows the Company to compete in the men’s casual footwear market.

      The following table summarizes the preliminary allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at August 7, 2003, the date of acquisition. The preliminary purchase price allocation is subject to refinement based upon management’s final conclusions.

Current assets	$4,320,000
Property, plant and equipment	15,000
Intangible assets, subject to amortization	794,000
Goodwill and unamortizable intangibles	3,804,000

Total assets acquired	8,933,000
Current liabilities	(2,522,000)

Net assets acquired	$6,411,000

      Of the $4.6 million of acquired goodwill and intangible assets, $1.2 million was preliminarily allocated to registered trademarks and tradenames that are not subject to amortization. Intangible assets totaling $794,000 which are subject to amortization have a weighted-average useful life of approximately 9 years. The intangible assets subject to amortization include wholesale customer list of $700,000 (ten year weighted-average useful life), retail customer list of $46,000 (five year weighted-average useful life), non-compete agreement of $23,000 (two year weighted-average useful life) and website of $25,000 (five year weighted-average useful life).

      On October 31, 2003, we acquired the Royal Robbins apparel brand through the purchase of all the outstanding shares of Royal Robbins, Inc. a Modesto, California based apparel company, for an aggregate purchase price of $6.8 million, including $6.0 million in cash, 71,889 shares of common stock valued at $500,000 and $300,000 in acquisition related expenses, plus potential contingent earnout cash payments. The potential contingent earnout payments equal 25% of the Royal Robbins product line’s gross profit over the 12 month periods ended May 31, 2004 and 2005, respectively, so long as minimum gross profit thresholds are achieved. The value of the 71,889 common shares issued was determined based on the average market price of the Company’s common shares over the 10-day trading period ending on the second to last day prior to the closing date of the acquisition. Robbins is engaged in the import and sale of casual and outdoor apparel.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the preliminary allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at October 31, 2003, the date of acquisition. The preliminary purchase price allocation is subject to refinement based upon management’s final conclusions.

Current assets	$4,449,000
Property, plant and equipment	513,000
Other assets	6,000
Intangible assets, subject to amortization	1,031,000
Goodwill and unamortizable intangibles	3,548,000

Total assets acquired	9,547,000
Current liabilities	(825,000)
Contingent liability	(1,942,000)

Net assets acquired	$6,780,000

      Of the $4.6 million of acquired goodwill and intangible assets, $2.6 million was preliminarily allocated to registered trademarks and tradenames that are not subject to amortization. Intangible assets totaling $1.0 million which are subject to amortization have a weighted-average useful life of approximately 11 years. The intangible assets subject to amortization include wholesale customer list of $766,000 (thirteen year weighted-average useful life), non-compete agreement of $250,000 (five year weighted-average useful life) and website of $15,000 (five year weighted-average useful life). SFAS No. 141, Business Combinations, requires the Company to record $1.9 million of contingent liability which reflects the potential payments the Company may be required to make in connection with the earnout. Amounts greater or less than the contingent liability recorded will result in an adjustment to goodwill.

      The following table summarizes supplemental statement of income information on an unaudited pro forma basis as if the acquisitions of Trask and Robbins had occurred on January 1, 2001.

	2003	2002	2001

Pro forma net sales	$58,808,000	$61,390,000	$73,618,000

Pro forma net income	$1,468,000	$1,018,000	$780,000

Basic Pro forma net income per share	$0.33	$0.24	$0.20

Diluted Pro forma net income per share	$0.30	$0.22	$0.19

6.	DEBT

      LONG TERM DEBT — LESS CURRENT INSTALLMENTS — The Company has a loan agreement which consists of a revolving line of credit (“revolver”) and a term loan facility in the amount of $6.8 million. Under the terms of the agreement, the borrowing base for the revolver is based on certain balances of accounts receivable and inventory, as defined in the agreement. The maximum credit amount under the revolver is $15.0 million during the months of June through the following January and $18.0 million during the months from February through the following May, reduced by a $2.0 million amortized term loan and outstanding letters of credit. The revolver expires on May 1, 2006 and has an interest rate of LIBOR plus 275 basis points (LIBOR with a 90 day maturity was 1.17% on December 27, 2003) or the prime rate plus .25% (prime was 4.0% at December 27, 2003). Effective June 30, 2004, the interest rate ranges from LIBOR plus 175 to 300 basis points depending on the level of the Company’s debt to earnings ratio. The revolver is secured by accounts receivable, inventory and equipment. The term loans, which are subject to similar interest rate changes as the revolver, are payable through 2008 and are also secured by accounts receivable, inventory

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and equipment. The balance owed under the Company’s revolving line of credit as of December 27, 2003 and December 31, 2002 totaled $5.5 million and $-0-, respectively.

      The Company had a note payable to a major stockholder which was converted at the stockholder’s option into 407,608 shares of the Company’s common stock in 2002.

      Long-term debt as of December 27, 2003 and December 31, 2002 consisted of the following:

	2003	2002

Revolving line of credit to bank; secured by accounts receivable, inventory and equipment; interest due monthly at LIBOR plus 275 basis points	$5,000,000	$—
Revolving line of credit to bank; secured by accounts receivable, inventory and equipment; interest due monthly at Prime plus .25%	480,000	—
Term loan payable to bank in annual installments of $750,000 through 2006, interest due monthly at LIBOR plus 300 basis points	2,250,000	3,000,000
Term loan payable to bank in quarterly installments of $150,000 through 2008, interest due monthly at LIBOR plus 300 basis points	2,850,000	—
Term loan payable to bank in monthly installments of $25,000 through 2008, interest due monthly at LIBOR plus 300 basis points	1,475,000	—
Note payable to financial institution; collateralized by vehicle; interest at 0%; principal payable $493 monthly; remaining principal balance due July 2007	21,000	—
Note payable to financial institution; collateralized by vehicle; interest at 4.9%; principal payable $574 monthly; remaining principal balance due May 2004	3,000	—
Note payable to financial institution; collateralized by vehicle; interest at 6.9%; principal payable $551 monthly; remaining principal balance due May 2004	3,000	—

	12,082,000	3,000,000
Less: current portion	1,661,000	750,000

Noncurrent portion	$10,421,000	$2,250,000

      The aggregate principal payments of notes payable are as follows:

2004	$1,661,000
2005	1,656,000
2006	7,136,000
2007	903,000
2008	726,000

Total	$12,082,000

      The line of credit and the note payable to bank contain certain financial covenants relative to average borrowed funds to earnings ratio, net income, current ratio, and cash flow coverage. In addition, the payment or declaration of dividends and distributions is prohibited unless a written consent from the lender is received.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	INCOME TAXES

      Income tax expense consists of:

	2003	2002	2001

Current:
Federal	$477,000	$440,000	$8,000
State	172,000	68,000	13,000

	649,000	508,000	21,000

Deferred:
Federal	185,000	609,000	40,000
State	152,000	90,000	6,000

	337,000	699,000	46,000

Total	$986,000	$1,207,000	$67,000

      The difference between tax computed at the statutory federal income tax rate and the Company’s reported tax expense is as follows:

	2003	2002	2001

Expense at statutory rate	$655,000	$990,000	$489,000
State and other taxes — net of federal tax benefit	137,000	104,000	12,000
Items not deductible	151,000	66,000	198,000
Change in tax rate	24,000	—	—
Change in valuation allowance	—	(60,000)	(647,000)
Other	19,000	107,000	15,000

Income tax expense	$986,000	$1,207,000	$67,000

      As of December 27, 2003, the Company has approximately $233,000 of federal net operating loss carryforwards which begin to expire in 2023. The Company has approximately $766,000 of net operating loss carryforwards available for New York State tax purposes, which begin to expire in 2018. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Components of the Company’s deferred income tax asset (liability) as of December 27, 2003 and December 31, 2002 are as follows:

	2003

	Current	Noncurrent

ASSETS
Non-deductible bad debt reserves	$438,000	$—
Inventory	—	63,000
Other accruals	206,000	167,000
Net operating loss carryforwards	—	82,000

LIABILITIES
Installment sale gain	(171,000)	(287,000)
Pension	(668,000)	—
Depreciation	—	(515,000)
Purchased intangibles	—	(745,000)

Deferred income tax liability	$(195,000)	$(1,235,000)

	2002

	Current	Noncurrent

ASSETS
Non-deductible bad debt reserves	$206,000	$—
Inventory	91,000
Other accruals	—	109,000
Net operating loss carryforwards	—	4,000
Compensation	—	52,000
AMT credit carryforward	—	49,000
Charitable contribution	—	110,000

LIABILITIES
Installment sale gain	—	(689,000)
Pension	—	(204,000)
Depreciation	—	(431,000)
	—

Deferred income tax asset (liability)	$297,000	$(1,000,000)

8.	LIABILITY TO FORMER STOCKHOLDERS

      The accompanying consolidated balance sheet as of December 31, 2002 includes an obligation of approximately $1.8 million and accrued interest of $280,000 to dissenting stockholders of Penobscot Shoe Company. This liability arose prior to the acquisition of Penobscot and was assumed by the Company. On May 30, 2003 the Company received from the Superior Court in Penobscot County, Maine its decision which stated dissenting Penobscot stockholders are entitled to $7.94 common share, which represents $2.06 more per share than the amount the Company paid at the time of the acquisition. Additionally, the ruling granted interest to the dissenting stockholders bringing the total judgment to $3.1 million. As a result, during fiscal 2003 the Company recorded in Other expense, net $733,000 of litigation related legal and settlement expenses

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and $376,000 of interest expense. The Company used $500,000 in cash and increased its notes payable — line of credit in the amount of $2.6 million to pay the settlement.

9.	STOCKHOLDERS’ EQUITY

      On May 22, 2003, the Board of Directors authorized a two-for-one stock split which became effective on June 12, 2003. All references in these consolidated financial statements and notes related to numbers of shares and per share amounts have been restated to reflect the effect of the stock split.

      During 2002, the Company approved a change in the par value of common stock from $1.25 to $.01. As a result, the common stock dollar amount decreased $5.7 million with a corresponding increase to additional paid-in capital of $5.7 million.

      The Company has two plans, the 2001 Long-Term Incentive Plan and the 1995 Stock Incentive Plan. No shares are available for grant under the 1995 Stock Incentive Plan at December 27, 2003. Under the 2001 Plan, awards in the form of stock options, stock appreciation rights or stock awards may be granted to employees and directors of the Company and persons who provide consulting or other services to the Company deemed by the Board of Directors to be of substantial value to the Company. Options may also be granted as part of an employment offer. The Company has reserved 1,000,000 shares of its common stock for issuance under the Plan. In addition to the options outstanding under the Plan, the Company has granted options to two separate major stockholders in consideration for debt or debt guarantees. Options outstanding and exercisable under these arrangements totaled 398,000 as of December 27, 2003 and 400,000 as of December 31, 2002 and 2001. The Plan is administered by the compensation committee of the Board of Directors.

      The stock option activity for the years ended December 27, 2003 and December 31, 2002 and 2001 is as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	2003	Price	2002	Price	2001	Price

Options outstanding, beginning of year	756,000	$2.46	578,000	$1.97	282,000	$2.10
Options granted	332,000	$4.97	180,000	$4.15	314,000	$1.85
Options exercised	(33,000)	$1.77	(2,000)	$3.63	—	—
Options cancelled	(9,000)	$2.57	—	—	(18,000)	$1.78

Options outstanding — end of year	1,046,000	$3.28	756,000	$2.46	578,000	$1.97

Options exercisable — end of year	722,000	$2.50	702,000	$2.59	490,000	$2.01

      The outstanding options as of December 27, 2003 have an exercise price ranging from $1.73-$7.05 per share and expire at various dates through November 2013.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about stock options outstanding and exercisable at December 27, 2003.

	Options Outstanding			Options Exercisable

		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable at	Average
Range of Exercise Price	December 31, 2003	Contractual Life	Exercise Price	December 31, 2003	Exercise Price

$1.73 to $1.84	296,000	7.36 years	$1.77	296,000	$1.77
$2.03 to $3.65	500,000	7.88 years	$2.86	368,000	$2.68
$4.45 to $5.80	165,000	8.93 years	$5.38	58,000	$5.13
$6.77 to $7.05	85,000	9.88 years	$6.99	—	—

	1,046,000	8.19 years	$3.28	722,000	$2.50

      All stock options are granted with an exercise price equal to the fair market value of the Company’s common stock at the grant date. The weighted average fair value of the stock options granted was $3.02, $2.69, and $1.08 for fiscal 2003, 2002, and 2001, respectively. The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003: risk-free interest rate of 3.92%; expected dividend yield of 0%; expected life of 9.4 years; and expected volatility of 44%. In 2002, the assumptions were: risk-free interest rate of 4.46%; expected dividend yield of 0%; expected life of 8.9 years; and expected volatility of 38%. In 2001, the assumptions were: risk-free interest rate of 4.96%; expected dividend yield of 0%; expected life of 8.4 years; and expected volatility of 25%. Stock options generally expire ten years from the date of grant with one-third becoming exercisable on each anniversary of the grant date.

10.	OTHER EXPENSE, NET

      Other expense, net consists primarily of the following for the year ended December 27, 2003: non-capitalized acquisition costs of $394,000 associated with the discontinued Antigua Enterprises acquisition effort and successful H.S. Trask & Co. and Royal Robbins, Inc. acquisitions; relocation costs of $354,000 associated with the relocation of the Company’s corporate headquarters from Old Town, Maine to Carlsbad, California; litigation costs and expenses totaling $733,000 associated with the dissenting Penobscot stockholders settlement, the write-off of non-trade receivables totaling $163,000, and asset disposal charges and other expenses totaling $18,000. These amounts were partially offset by an excise tax refund of $285,000 associated with the 2001 Penobscot pension plan reversion.

      Other expense, net consists primarily of the following for the year ended December 31, 2002: loss of $254,000 on the sale of property; impairment of $84,000 on a building held for sale in Maine and a write-off of $104,000 of a receivable associated with the sale of the Company’s slipper brands in 2001.

      Other expense, net consists primarily of the following for the year ended December 31, 2001: the gain of $1.2 million as a result of the sale of the Company’s slipper brands as described in Note 1; the loss of $1.7 million as a result of the termination of the Penobscot defined benefit pension plan as described in Note 4 and; a net gain on the sale of property of $142,000.

11.	RECENT ACCOUNTING PRONOUNCEMENTS

      In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on our consolidated financial position or results from operations.

      Effective January 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement. The adoption of this standard did not have a material impact on our consolidated financial position or results from operations.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. We adopted SFAS No. 145 on January 1, 2003. The adoption of SFAS No. 145 did not have a material effect on our consolidated financial position or results from operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have a material effect on our consolidated financial position or results from operations.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our consolidated financial position or results from operations. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002 and did not have a material effect on our consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to our consolidated financial statements.

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, which was revised December 2003. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation generally applies immediately to variable interests in variable interest entities created after January 31, 2003 and to variable interests in variable interest entities obtained after March 15, 2004. The application of this Interpretation is not expected to have a material effect on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. The statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement amends Statement No. 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to Statement No. 133, in connection with other Board projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative. The adoption of this Statement did not have a material impact on the Company’s consolidated financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. The adoption of this Statement did not have a material impact on the Company’s consolidated financial position or results of operations.

******

PHOENIX FOOTWEAR GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UNAUDITED CONDENSED COMBINED CONSOLIDATED PRO FORMA

STATEMENT OF OPERATIONS

      The unaudited condensed combined consolidated pro forma statement of operations combines the consolidated statement of operations of Phoenix Footwear for the fiscal year ended December 27, 2003 with the unaudited statements of operations of Royal Robbins and H.S. Trask for the periods from January 1, 2003 through the date of the respective acquisitions. H.S. Trask was acquired on August 7, 2003 and Royal Robbins was acquired on October 31, 2003. The unaudited condensed combined consolidated pro forma statement of operations for the fiscal year ended December 27, 2003 has been prepared to reflect the acquisitions as if they had occurred at the beginning of the period. Certain reclassifications have been made to conform Royal Robbins’ and H.S. Trask’s historical and pro forma amounts to Phoenix Footwear’s financial statement presentation.

      We completed our acquisition of H.S. Trask & Co. on August 7, 2003. Our wholly-owned subsidiary, PFG Acquisition, Inc., purchased approximately 94% of the outstanding preferred stock of H.S. Trask in a cash tender offer for a price of $2.6 million on August 6, 2003. We then purchased the remaining preferred stock and all the common stock of H.S. Trask through a merger effected on August 7, 2003 between H.S. Trask and PFG Acquisition, Inc., in exchange for 699,980 shares of our common stock valued at $3.2 million, and additional cash consideration of $295,817. We also incurred $300,000 in acquisition related expenses. There were no significant differences between our accounting policies and those of H.S. Trask.

      We acquired all of the outstanding capital stock of Royal Robbins, Inc. on October 31, 2003. The stock was owned by three family trusts controlled by Royal Robbins’ Chairman and Chief Executive Officer, Dan J. Costa, and his immediately family. The purchase price for the stock was $6.8 million, payable in cash and 71,889 shares of our common stock valued at $500,000, and $300,000 in acquisition related expenses, plus potential earnout cash payments of 25% of Royal Robbins’ gross profit over its next two fiscal years ending May 31, 2004 and 2005, respectively, so long as minimum thresholds are achieved by the acquired business for each of these fiscal years.

      We have not presented a pro forma balance sheet with respect to these transactions because they are both reflected in our Consolidated Balance Sheet as of December 27, 2003 included in this prospectus. See “Consolidated Financial Statements” contained elsewhere in this prospectus.

      The unaudited condensed combined consolidated pro forma statement of operations is based on estimates and assumptions. These estimates and assumptions have been made solely for purposes of developing this pro forma information, which is presented for illustrative purposes only and is not necessarily indicative of the combined statements of operations or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The pro forma financial statements do not include any adjustments related to any restructuring charges, profit improvements, potential costs savings, or one-time charges which may result from these transactions or the final result of valuations of inventories, property, plant and equipment, intangible assets, debt and other obligations. The information below does not include certain cost savings and operational synergies that we expect to achieve upon fully consolidating these acquisitions.

      This information is only a summary and should be read together with the audited and unaudited historical financial statements for us, Royal Robbins and H.S. Trask included in this prospectus. It should also be read with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Phoenix Footwear Group, Inc.

Condensed Combined Consolidated Pro Forma Statement of Operations
For the Year Ended December 27, 2003

		Royal Robbins	H.S. Trask

	Phoenix Footwear	Period from	Period from
		January 1, 2003	January 1, 2003
	Year ended	to	to			Year Ended
	December 27,	October 31,	August 7,	Pro Forma		December 27, 2003
	2003(1)	2003(2)	2003	Adjustments		Pro Forma

	(in thousands, except shares and per share data)
Consolidated Statement of Operations:
Net sales	$39,077	$14,760	$4,971	—		$58,808
Royalty income	—	250	—	—		250
Costs of goods sold	22,457	7,411	2,994	—		32,862

Gross profit	16,620	7,599	1,977	—		26,196

Operating expenses:
Selling, general and administrative expenses	12,696	5,864	2,258	$149	(3)	20,967
Other expense, net	1,377	—	—	—		1,377

Total operating expenses	14,073	5,864	2,258	149		22,344

Operating income	2,547	1,735	(281)	(149)		3,852
Interest expense	620	138	19	221	(4)	998

Earnings before income taxes	1,927	1,597	(300)	(370)		2,854
Income tax expense (benefit)	986	612	(64)	(148	)(5)	1,386

Net earnings	$941	$985	$(236)	$(222)		$1,468

Net earnings per share
Basic	$0.24	—	—	—		$0.33
Diluted	$0.22	—	—	—		$0.30
Weighted average number of shares used in per share calculations
Basic	3,963,382			489,466	(6)	4,452,848
Diluted	4,350,132			489,466		4,839,598

(1)	The net amount of $1,377,000 in “Other expense, net,” consists primarily of $394,000 or $0.05 per pro forma diluted share of non-capitalized acquisition expenses, $354,000, or $0.04 per pro forma diluted share, associated with the relocation of our corporate offices from Old Town, Maine to Carlsbad, California, litigation costs and expenses totaling $733,000 or $0.15 per pro forma diluted share associated with the dissenting stockholders appraisal proceeding resulting from our 2000 acquisition of Penobscot Shoe Company and a write-off of non-trade receivables of $163,000 or $0.02 per pro forma diluted share. These amounts were partially offset by an excise tax refund totaling $285,000, or $0.06 per pro forma diluted share, which was not taxable, associated with the 2001 termination of the Penobscot pension plan. “Interest expense” includes $376,000, or $0.05 per pro forma diluted shares, of interest expense related to the settlement of the dissenting stockholders’ appraisal proceeding. On an aggregate basis, these amounts reduced our fiscal 2003 per pro forma diluted share earnings by $0.25.

(2)	During fiscal 2003, but before we acquired it, Royal Robbins transferred the primary assets of its tactical clothing line and associated liabilities to an affiliated entity, 5.11, Inc., at book value. We have identified certain costs and allocated as appropriate to reflect the financial results of the tactical clothing line for the periods presented. Management of Royal Robbins believes the allocation methods used provide a reasonable estimate of services provided and benefits received by the tactical clothing line.

(3)	Represents intangible asset amortization expense associated with wholesale and retail customer lists, non-compete agreements and website.

(4)	Represents interest on additional proforma acquisition debt assuming a 4% interest rate.

(5)	Based on a 42% effective tax rate which assumes our current operations, corporate structure and asset base remain constant.

(6)	Represents 700,000 shares issued in the H.S. Trask acquisition, and 71,889 shares issued in connection with the Royal Robbins acquisition on a weighted average basis for the periods from January 1, 2003 through the date of the respective acquisitions.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Royal Robbins, Inc.
Modesto, California

      We have audited the accompanying balance sheet of Royal Robbins, Inc. (the “Company”) as of May 31, 2003, and the related statements of income, stockholders’ equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of Royal Robbins, Inc. as of May 31, 2003, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 12 to the financial statements, the Company transferred its tactical clothing line, which comprised approximately 23% of the Company’s sales to outside parties in fiscal 2003, to an affiliate, and on October 2, 2003, the Company’s stockholders signed an agreement to sell their common stock in the Company.

/s/ DELOITTE & TOUCHE LLP

Fresno, California

October 23, 2003

ROYAL ROBBINS, INC.

BALANCE SHEET

May 31, 2003

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$502,503
Accounts receivable, less allowance for doubtful accounts of $65,000	4,252,813
Asset held for sale — tactical clothing line, foreign accounts receivable	79,527
Receivable from affiliate	1,506,488
Receivable from stockholder	13,924
Inventory	1,880,399
Prepaid expenses	210,954
Deferred income taxes	165,257

Total current assets	8,611,865
PROPERTY AND EQUIPMENT, Net	586,317
DEPOSITS	13,338

TOTAL	$9,211,520

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	1,117,428
Line of credit borrowings	3,337,869
Demand notes payable, stockholders’ trust	600,000
Current maturities of notes payable	345,814
Current maturities of notes payable to stockholders’ trust	213,381

Total current liabilities	5,614,492
DEFERRED INCOME TAXES	2,476
LONG-TERM DEBT:
Notes payable, less current maturities	18,241
Notes payable to stockholders’ trusts, less current maturities	692,103

Total long-term debt	710,344
COMMITMENTS STOCKHOLDERS’ EQUITY:
Common stock, no par value; 1,068,760 shares authorized, 900,000 shares issued and outstanding	133,871
Retained earnings	2,750,337

Total stockholders’ equity	2,884,208

TOTAL	$9,211,520

See notes to financial statements.

ROYAL ROBBINS, INC.

STATEMENT OF INCOME

Year Ended May 31, 2003

NET SALES	$20,839,628
COST OF SALES	10,492,497

GROSS PROFIT	10,347,131
ROYALTY INCOME	316,697

GROSS PROFIT AND ROYALTY INCOME	10,663,828
OPERATING EXPENSES:
Sales and marketing	5,066,315
Production and design	1,046,592
Warehouse and distribution	911,684
General and administrative	2,298,815

Total operating expenses	9,323,406

INCOME FROM OPERATIONS	1,340,422
OTHER EXPENSE:
Interest expense	258,218
Other expense, net	27,918

Total other expense, net	286,136

INCOME BEFORE INCOME TAXES	1,054,286
PROVISION FOR INCOME TAXES	406,382

NET INCOME	$647,904

See notes to financial statements.

ROYAL ROBBINS, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

Year Ended May 31, 2003

	Common Stock

	Number of		Retained
	Shares	Amount	Earnings	Total

BALANCE, JUNE 1, 2002	900,000	$83,871	$2,102,433	$2,186,304
Net income	—	—	647,904	647,904
Capital contribution (Note 9)	—	50,000	—	50,000

BALANCE, MAY 31, 2003	900,000	$133,871	$2,750,337	$2,884,208

See notes to financial statements.

ROYAL ROBBINS, INC.

STATEMENT OF CASH FLOWS

Year Ended May 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$647,904
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	213,092
Deferred income taxes	(102,281)
Corporate advisory services expense paid by stockholder	50,000
Changes in operating assets and liabilities:
Accounts receivable	(476,366)
Receivable from affiliate	(96,336)
Receivable from stockholder	(8,370)
Inventory	(1,671,675)
Prepaid expenses and deposits	(24,134)
Accounts payable and accrued expenses	517,876
Income taxes payable	(471,972)

Net cash used in operating activities	(1,422,262)
CASH FLOWS FROM INVESTING ACTIVITIES —
Purchase of property and equipment	(272,878)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from line of credit borrowings	2,337,869
Proceeds from related party borrowings	1,072,270
Payment on related party borrowings	(1,271,265)
Proceeds from issuance of notes payable	423,403
Payments on notes payable	(489,518)

Net cash provided by financing activities	2,072,759

NET INCREASE IN CASH AND CASH EQUIVALENTS	377,619
CASH AND CASH EQUIVALENTS, Beginning of year	124,884

CASH AND CASH EQUIVALENTS, End of year	$502,503

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$251,158

Income taxes paid	$1,006,937

Transfer of inventory and fixed assets in exchange for receivable	$1,410,152

Receivable reclassified as asset held for sale	$79,527

See notes to financial statements.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended May 31, 2003

1.	Description of Business and Significant Accounting Policies

      Description — Royal Robbins Inc., a California corporation, (the “Company”) is a wholesaler, designer and retailer of outdoor sportswear located in Modesto, California. The Company’s principal market includes specialty retailers with single and multiple locations throughout the United States. The Company also sells its products through two Company owned retail stores and the internet. In fiscal 2003, wholesale and retail sales were approximately 91% and 9% of net sales, respectively.

      The Company transferred its tactical clothing line, which comprised approximately 23% of the Company’s sales to outside parties in fiscal 2003, to an affiliate (see Note 12).

      On October 2, 2003, the Company’s stockholders signed an agreement to sell their common stock in the Company (see Note 12).

      Royalty Income — The Company has entered into licensing agreements providing for the sale and distribution of products bearing the Royal Robbins trademark in various countries throughout the world. The Company provides design services and assists in production support to the licensees. The licensees in turn pay royalties to the Company based on the landed purchase cost of the licensed product. Each licensing agreement contains various renewal options.

      Cash Equivalents — The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents.

      Revenues — Wholesale sales are recognized when products are shipped as all risk of loss transfers to the Company’s customer upon shipment. Retail sales are recorded at the point of sale. Provisions for discounts, returns and other adjustments are provided for in the same period the related sales are recorded.

      Accounts Receivable — The Company provides credit, in the normal course of business, to its customers, performs ongoing credit evaluations and maintains allowances for estimated credit losses. The Company does not require collateral to secure its accounts receivable. Included in accounts receivable at May 31, 2003 is approximately $503,000 due from one customer.

      Inventory — Inventory is stated at the lower of cost or market. The cost of inventory is determined using the first-in, first-out (“FIFO”), method. Provision for potentially obsolete or slow-moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

      Prepaid Expenses — Included in prepaid expenses is $55,000 paid to a web hosting service as prepaid commissions related to sales of the Company’s products to be generated through such service through May 1, 2004.

      Property and Equipment — Property and equipment are recorded at cost and stated net of related accumulated depreciation and amortization. Expenditures for major renewals and betterments are capitalized and normal repairs and maintenance are expensed as incurred.

      Depreciation of property and equipment and amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives of the assets or the lease term, whichever is shorter. The estimated useful lives are generally 3 to 10 years.

      Stock-based Compensation — The Company accounts for stock-based awards to employees under its phantom stock plan using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees, which requires compensation expense to be recognized over the vesting period. The Company accounts for stock-based awards to non-employees under its phantom stock plan in accordance with SFAS No. 123, Accounting for Stock-Based Compensation.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Advertising — Advertising costs are expensed as incurred. Advertising expense for fiscal 2003 totaled $991,504 and is presented in sales and marketing expense in the accompanying financial statements.

      Shipping and Handling Costs — Shipping and handling costs included in Cost of Sales and warehouse and distribution expenses are $794,713 and $482,064, respectively, for fiscal year 2003.

      Income Taxes — Income taxes include federal and state taxes based on income. The Company accounts for income taxes under the asset and liability method (see Note 8).

      Comprehensive Income — Comprehensive income equals net income for fiscal 2003.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Recently Issued Accounting Standards — In 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS No. 144 provides that impairment losses be recognized only if the carrying amount of the long-lived assets is not recoverable from undiscounted cash flows. Any impairment loss recognized would be the difference between the carrying value of the asset and its fair value. The Company adopted SFAS No. 144 in fiscal 2003. Adoption of this statement had no impact on the Company’s financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. The Company will adopt the provisions of SFAS No. 146 for restructuring activities initiated after June 1, 2003. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Management does not expect the adoption of this statement to have a significant effect on the Company’s financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation requires enhanced disclosure about a guarantor’s obligations under certain guarantees, even when the likelihood of making any payments under the guarantee is remote, and requires recognition, at the inception of the guarantee, of a liability for the fair value of the obligation undertaken in issuing the guarantee. As required, the Company adopted the disclosure provisions of the interpretation in fiscal year 2003. However, the fair value measurement and accounting recognition requirements of the interpretation are to be applied on a prospective basis to guarantees issued, or modified, after May 31, 2003. Adoption of this statement had no impact on the Company’s financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that falls within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. Management does not expect the adoption of this statement to have an impact on the Company’s financial position or results of operations.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.	Inventory

      Inventory consists of finished goods which include goods in transit of $297,968 at May 31, 2003.

3.	Property and Equipment

      Property and equipment consists of the following at May 31, 2003:

Computer equipment and software	$641,592
Leasehold improvements	366,276
Office, store and other equipment	288,489
Vehicles	96,595

1,392,952
Less accumulated depreciation and amortization	806,635

$586,317

4.	Notes Payable to Related Parties

      The Company has notes payable to the majority stockholders’ trust in the amount of $255,000, $245,000 and $100,000, originating in February, March and April 2001, respectively. The notes bear interest at an annual rate of 7.5%. Interest is paid monthly. The principal and any accrued, unpaid, interest are payable to the stockholder on demand. Each note is unsecured and subordinated to the bank debt. At May 31, 2003, a total of $600,000 was outstanding under these notes (see Note 12).

      Interest paid related to the stockholder notes in fiscal 2003 approximated $104,000 (see Note 6).

5.	Line of Credit

      The Company has a revolving credit facility with a bank, which allows for borrowings of up to $8,000,000 through June 1, 2003 and $7,000,000 thereafter, and provides for letters of credit, acceptances and working capital advances. The facility expires on February 15, 2004.

      The maximum credit available under the facility is adjusted based on accounts receivable and inventory balances to determine the eligible borrowing base. The current facility bears an interest rate on advances at the bank’s prime rate (3.5% at May 31, 2003), plus 0.75%. As of May 31, 2003, $656,262 was available under the revolving credit facility.

      The credit facility is collateralized by inventory, accounts receivable and equipment and requires the Company to comply with certain financial and non-financial covenants, which among other things, require the Company to maintain certain financial ratios as defined by the loan. As of May 31, 2003, the Company was not in compliance with certain financial covenants; accordingly, the related debt is callable by the bank and has been classified as current at May 31, 2003. The credit facility is also personally guaranteed up to $3,500,000 by the majority stockholder.

      At May 31, 2003, outstanding borrowings under the credit line were $3,337,869. Open letters of credit as of May 31, 2003 were $1,659,712.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	Long-term Debt

      Long-term debt consists of the following at May 31, 2003:

Note payable to bank, pursuant to the credit facility, collateralized by substantially all assets of the Company; guaranteed by the stockholder; fixed interest at 6.95%, principal of $7,500 plus interest payable monthly; remaining principal balance due January 2007	$326,837
Note payable to majority stockholders’ revocable trust, unsecured and subordinated to the bank debt; interest at 7%; principal and interest payable $22,500 monthly; the note matures in April 2007	905,484
Note payable to financial institution; collateralized by vehicle; interest at 0%; principal payable $493 monthly; remaining principal balance due July 2007	24,145
Note payable to financial institution; collateralized by vehicle; interest at 4.9%; principal and interest payable $574 monthly; remaining principal balance due May 2004	6,706
Note payable to financial institution; collateralized by vehicle; interest at 6.9%; principal and interest payable $551 monthly; remaining principal balance due May 2004	6,367

1,269,539
Less current maturities	559,195

Total	$710,344

      Aggregate maturities of long-term debt for the next five years are as follows:

Year Ending May 31,

2004	$559,195
2005	234,710
2006	251,251
2007	223,854
2008	529

$1,269,539

      Interest paid in fiscal 2003 to former stockholders on the note payable approximated $16,000.

7.	Employee Benefit Plan

      The Company has a voluntary defined contribution 401(k) plan covering substantially all employees with more than one year of service. Under the plan, employee and Company contributions and accumulated plan earnings qualify for favorable tax treatment under Section 401(k) of the Internal Revenue Code. The Company makes annual contributions to the plan, in such amounts as provided by the plan and determined by the Board of Directors. The Company contributed $24,207 to the plan in fiscal 2003.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

8.	Income Taxes

      The provision for income taxes consists of the following for the year ended May 31, 2003:

Current tax expense:
Federal	$369,452
State and local, net of federal tax benefit	113,274
Foreign	25,937

508,663
Deferred tax benefit	(102,281)
$406,382

      The major components of deferred income tax assets (liabilities) as of May 31, 2003 are as follows:

Current deferred tax assets:
Effect of uniform capitalization on inventory	$52,611
Provision for doubtful accounts	27,846
State income taxes	28,133
Accrued expenses	56,667

165,257
Long-term deferred tax liabilities — property and equipment	(2,476)

Net deferred tax assets	$162,781

9.	Related Party Transactions

      During fiscal 2003, the Company transferred to an affiliated entity, 5.11, Inc. (“5.11”), a commonly controlled affiliate formed for the purpose of acquiring the tactical clothing line of the Company, inventory from its tactical line at book value of $1,375,200 and certain fixed assets at book value of $34,952. Additionally, during fiscal 2003 the Company incurred expenses on behalf of 5.11 in the amount of $96,336 (see Note 12). As of May 31, 2003, the aggregate of such amounts ($1,506,488) comprises receivable from affiliate.

      In February 2003, the Company entered into an agreement for certain corporate advisory services to be performed related to planning for a potential sale of the Company. Such fees, aggregating $50,000 through May 31, 2003, were paid by the majority stockholder and such payment has been reflected in other expenses and as a capital contribution in the accompanying financial statements (see Note 12).

      The Company utilizes the product sourcing, inspection and food services of affiliates. Included in expenses and accounts payable for fiscal 2003 and as of May 31, 2003 is approximately $86,000 and $39,000, respectively, related to such transactions.

10.	Commitments

      The Company leases its facilities under various noncancellable operating leases expiring at various dates through May 2005. Rent expense for all leases in fiscal 2003 approximated $247,400.

ROYAL ROBBINS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Future minimum payments under noncancellable operating leases consist of the following at May 31, 2003:

Year Ending May 31,

2004	$184,602
2005	118,784

$303,386

11.	Stockholders’ Equity

      Phantom Stock Plan — Effective September 21, 2001, the Company adopted the Royal Robbins Phantom Stock Plan (“Plan”). The Plan provides for incentives to key employees and independent contractors of the Company in the event of a change in control of the Company by authorizing the award of up to 100,000 shares of phantom stock. Pursuant to the terms of the Plan, phantom shares vest 100% on the date of the consummation of a change in control of the Company, and are paid in cash, Company stock or a combination thereof, based on their fair market value, as defined, at the date of the change in control. As of May 31, 2003, 84,000 phantom shares were outstanding under the Plan, of which 3,000 are held by directors of the Company and 3,000 are held by an independent contractor. Subsequent to May 31, 2003, an additional 16,000 phantom shares were granted, of which 6,000 were to the independent contractor (see Note 12).

12.	Subsequent Events

      Subsequent to the end of the fiscal year, pursuant to an agreement between the Company and 5.11, the Company transferred to 5.11, the remaining assets and liabilities of the tactical clothing line at book value. The primary assets of the tactical clothing line, inventory and fixed assets, had been transferred prior to the end of the year. The Company transferred to 5.11 foreign accounts receivable ($79,527), trademarks, patents and other intangibles, pending sales orders, accounts payable, a facility lease, and other assets and liabilities as further defined in the agreement. The Company also granted to 5.11 a five year, royalty-free license to use certain licensed trademarks in connection with tactical line products and agreed not to engage in competition with 5.11 for a period of five years. Additionally, 5.11 granted the Company a perpetual royalty-free license to use certain licensed trademarks in connection with the Company’s products. Sales and cost of sales of the tactical clothing line to outside parties in fiscal 2003 were approximately $4,753,000 and $2,134,000, respectively.

      On October 2, 2003, the Company’s stockholders signed a Stock Purchase Agreement, (“SPA”) effectively selling 100% of the Company’s common stock to Phoenix Footwear Group (“Phoenix”), a publicly-traded company, for total consideration of $6,500,000, of which $6,000,000 is payable in cash, less amounts to be paid by Phoenix related to notes payable to the stockholder and stockholders’ trust and the award letters (see below), and $500,000 is payable in Phoenix common stock. Under the SPA, additional consideration which is contingent upon the Company’s gross profit performance in fiscal 2004 and 2005, would also be payable to the stockholders and former Plan participants. The transaction is expected to close by October 31, 2003.

      As further described in the SPA, upon the close of the transaction, the phantom stock plan will be terminated and award letters executed by each plan participant. The award letters provide that, upon closing, plan participants will be paid up to $450,000 in cash as compensation for phantom shares held under the terminated plan.

ROYAL ROBBINS, INC.

BALANCE SHEETS

	August 31,	May 31,
	2003	2003

	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$401,000	$503,000
Accounts receivable, less allowance for doubtful accounts of $65,000	3,816,000	4,332,000
Receivable from affiliate	—	1,506,000
Receivable from stockholder	14,000	14,000
Inventory	2,392,000	1,880,000
Prepaid expenses	693,000	212,000
Deferred income taxes	163,000	165,000

Total current assets	7,479,000	8,612,000
PROPERTY AND EQUIPMENT, Net	535,000	587,000
DEPOSITS	13,000	13,000

TOTAL	$8,027,000	$9,212,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	1,565,000	1,117,000
Line of credit borrowings	1,588,000	3,322,000
Demand notes payable, stockholders’ trust	600,000	600,000
Current maturities of notes payable	319,000	364,000
Current maturities of notes payable to stockholders’ trust	161,000	213,000

Total current liabilities	4,233,000	5,616,000
DEFERRED INCOME TAXES		2,000
LONG-TERM DEBT:
Income taxes payable	80,000	—
Notes payable, less current maturities	18,000	18,000
Notes payable to stockholders’ trusts, less current maturities	692,000	692,000

Total long-term debt	790,000	712,000
COMMITMENTS
STOCKHOLDERS’ EQUITY:
Common stock, no par value; 1,068,760 shares authorized, 900,000 shares issued and outstanding	134,000	134,000
Retained earnings	2,870,000	2,750,000

Total stockholders’ equity	3,004,000	2,884,000

TOTAL	$8,027,000	$9,212,000

ROYAL ROBBINS, INC.

STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended

	August 31,	August 31,
	2003	2002

NET SALES	$3,225,000	$3,108,000
COST OF GOODS SOLD	1,600,000	1,671,000

GROSS PROFIT	1,625,000	1,437,000

ROYALTY INCOME	49,000	59,000

GROSS PROFIT AND ROYALTY INCOME	1,674,000	1,496,000

OPERATING EXPENSES:
Selling, general and administrative expenses	1,419,000	1,763,000
Other expenses — net	—	—

Total operating expenses	1,419,000	1,763,000

OPERATING INCOME (LOSS)	255,000	(267,000)
INTEREST EXPENSE	55,000	47,000

INCOME (LOSS) BEFORE INCOME TAXES	200,000	(314,000)
INCOME TAX PROVISION (BENEFIT)	80,000	(126,000)

NET INCOME (LOSS)	$120,000	$(188,000)

ROYAL ROBBINS, INC.

STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended

	August 31,	August 31,
	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$120,000	$(188,000)
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities: Depreciation and amortization	51,000	55,000
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable — net	517,000	1,037,000
Inventories — net	(511,000)	(878,000)
Receivable from affiliate	1,506,000	—
Other current assets	(483,000)	63,000
Increase (decrease) in:
Accounts payable	448,000	(12,000)
Income taxes payable	80,000	(126,000)

Net cash provided (used) by operating activities	1,728,000	(49,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (payments) borrowings on note payable — line of credit	(1,750,000)	260,000
Proceeds on note payable and related party borrowings	(80,000)	(37,000)

Net cash (used) by financing activities	(1,830,000)	223,000

NET DECREASE IN CASH	(102,000)	174,000
CASH — Beginning of period	503,000	126,000

CASH — End of period	$401,000	$300,000

[COMPANY LETTERHEAD]

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
H.S. Trask & Co.
685 Old Buffalo Trail
Bozeman, Montana 59715

      We have audited the accompanying balance sheets of H.S. Trask & Co. as of December 31, 2002 and 2001, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H.S. Trask & Co. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ ANDERSON ZURMUEHLEN & CO., P.C.

Helena, Montana

February 12, 2003

H.S. TRASK & CO.

BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001

ASSETS
CURRENT ASSETS
Cash	$134,408	$84
Accounts receivable, net of allowance for doubtful accounts of $88,227 and $73,000 in 2002 and 2001, respectively	1,315,239	1,254,009
Inventories	2,049,466	2,895,594
Prepaid assets and deposits	107,415	95,477
Prepaid income taxes	—	2,100
Deferred tax asset	110,000	115,000

Total current assets	3,716,528	4,362,264

PROPERTY AND EQUIPMENT
Computer equipment	240,051	204,999
Furniture and fixtures	100,211	100,211
Equipment	722,928	695,282
Trade show booth	28,548	28,548
Leasehold improvements	76,732	76,732

	1,168,470	1,105,772
Less accumulated depreciation	1,076,995	954,250

Total property and equipment	91,475	151,522

OTHER ASSETS Deferred tax asset, long-term	150,000	225,000
Trademark costs, net	3,966	6,737

	153,966	231,737

Total assets	$3,961,969	$4,745,523

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Checks written in advance of deposits	$—	$34,037
Accounts payable	280,769	431,261
Accrued expenses	187,648	121,580
Accrued income taxes payable	2,200	—
Note payable	728,000	1,503,000

Total current liabilities	1,198,617	2,089,878

STOCKHOLDERS’ EQUITY
Preferred stock, no par value; 2,500,000 shares authorized:
Series A; 500,000 shares issued and outstanding	500,000	500,000
Series B; 833,194 shares issued and outstanding	1,249,791	1,249,791
Series C; 500,000 shares issued and outstanding	1,503,599	1,503,599
Common stock, no par value; 5,000,000 authorized; 2,085,336 and 1,978,836 shares issued and outstanding at December 31, 2002 and 2001, respectively	233,871	223,071
Accumulated deficit	(723,909)	(820,816)

Total stockholders’ equity	2,763,352	2,655,645

Total liabilities and stockholders’ equity	$3,961,969	$4,745,523

The Notes to Financial Statements are an integral part of these statements.

H.S. TRASK & CO.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2002 and 2001

	2002	2001

Net sales	$9,072,892	$9,489,504
Cost of goods sold	5,752,475	6,147,020

Gross profit	3,320,417	3,342,484

Operating expenses:
Selling	1,703,008	2,063,905
General and administrative	1,128,687	1,169,552
Product development	235,298	215,874

Total operating expenses	3,066,993	3,449,331

Income (loss) from operations	253,424	(106,847)

Other income (expense):
Interest income	—	4
Interest expense	(71,348)	(172,811)

	(71,348)	(172,807)

Net income (loss) before tax	182,076	(279,654)

Current state income tax benefit (expense)	(5,169)	1,271
Deferred income tax benefit (expense)	(80,000)	90,000

Net income tax benefit (expense)	(85,169)	91,271

Net income (loss)	$96,907	$(188,383)

SUPPLEMENTAL SCHEDULE:
Income (loss) from operations	$253,424	$(106,847)
Depreciation and amortization	125,957	159,450

Earnings before depreciation, interest and taxes	$379,381	$52,603

The Notes to Financial Statements are an integral part of these statements.

H.S. TRASK & CO.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2002 and 2001

	Preferred Stock
				Common	Accumulated
	Series A	Series B	Series C	Stock	Deficit	Total

Balance, January 1, 2001	$500,000	$1,249,791	$1,503,599	$222,441	$(632,433)	$2,843,398
Stock issued:
Common (3,075 shares)	—	—	—	630	—	630
Net loss	—	—	—	—	(188,383)	(188,383)

Balance, December 31, 2001	$500,000	$1,249,791	$1,503,599	$223,071	$(820,816)	$2,655,645
Stock issued:
Common (106,500 shares)	—	—	—	10,800	—	10,800
Net income	—	—	—	—	96,907	96,907

Balance, December 31, 2002	$500,000	$1,249,791	$1,503,599	$233,871	$(723,909)	$2,763,352

The Notes to Financial Statements are an integral part of these statements.

H.S. TRASK & CO.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$96,907	$(188,383)
Adjustments to reconcile net income (loss) to net cash used by operations:
Depreciation and amortization	125,956	159,450
Change in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(61,230)	520,363
Inventory	846,127	(267,244)
Deferred taxes	80,000	(90,000)
Other assets	(9,837)	(13,221)
Increase (decrease) in liabilities:
Checks written in advance of deposits	(34,037)	34,037
Accounts payable	(150,492)	78,581
Accrued expenses	68,268	(49,340)

Cash provided by operating activities	961,662	184,243

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(62,698)	(108,441)
Trademark costs	(440)	(1,199)

Cash used in investing activities	(63,138)	(109,640)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net advances (payments) on line of credit	(775,000)	(152,000)
Common stock issued	10,800	630

Cash used in financing activities	(764,200)	(151,370)

Net increase (decrease) in cash	134,324	(76,767)
Cash, beginning of period	84	76,851

Cash, end of period	$134,408	$84

CASH PAID FOR:
Income taxes	$—	$5,742

Interest	$71,348	$172,811

The Notes to Financial Statements are an integral part of these statements.

H.S. TRASK & CO.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

Note 1.	Summary of Significant Accounting Policies

Nature of Business:

      H.S. Trask & Co. (the Company) designs, markets and distributes men’s shoes, boots, and belts made of buffalo (American Bison), elk and cow leather. The Company’s headquarters is in Bozeman, Montana and its shoes are sold throughout the United States and Canada.

Accounting Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.

Cash and Cash Equivalents:

      For purposes of the statement of cash flows, the Company considers all checking, savings and money market accounts to be cash equivalents.

Credit and Collection Policies:

      Trade receivables are stated at face amount with an allowance for doubtful accounts. The allowance is management’s estimate of the uncollectible amounts contained within the accounts receivable portfolio at December 31.

      Accounts receivable are uncollateralized customer obligations normally due under trade terms requiring payment within 30 days from the invoice date. However, the Company has a variety of credit relationships with its customers and different trade terms are not uncommon.

      Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

      The Company’s credit policies contain a provision to charge interest on past-due accounts. However, this policy is only used in certain credit relationships.

      A customer’s account is considered delinquent when it has not been paid according to its credit terms. At December 31, 2002, $235,994 in accounts receivable were considered delinquent.

Inventories:

      Inventories are stated at the lower of first-in, first-out (FIFO) cost or market. Inventories consist primarily of shoes, belts, and bison hides.

Depreciation:

      Property and equipment are depreciated using the straight-line method over the following estimated useful lives:

Computer equipment	3 years
Furniture and fixtures	3 years
Equipment	3 years
Trade show booth	3 years

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Leasehold improvements are depreciated over the term of the lease.

Amortization:

      Trademark costs are amortized using the straight-line method over an estimated useful life of five years.

Advertising:

      Advertising costs, which are included in selling expenses, are expensed as incurred. Advertising expense was $448,036 and $464,122 in 2002 and 2001, respectively.

Shipping and Handling Costs:

      Shipping and handling costs are included in cost of goods sold. Amounts billed to customers for shipping and handling are classified as a reduction of selling expenses.

Credit Risk:

      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits. At December 31, 2002, the Company had on deposit with a financial institution approximately $72,000 in excess of FDIC insured limits.

Point-of-Purchase Displays:

      The Company provides each retailer selling its shoes with a selling display. The displays are treated as a prepaid expense until shipped to the retailer, at which time they become a selling expense.

Income Taxes:

      Deferred taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts.

Stock Based Compensation:

      The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (Statement 123).

Reclassifications:

      Certain reclassifications were made to the 2001 financial statement presentation in order to conform to the 2002 financial statement presentation. The reclassifications had no effect on the net loss or accumulated deficit previously reported.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 2.	Inventory

      Inventory at December 31, 2002 and 2001 consists of the following:

	2002	2001

Footwear	$1,736,015	$2,552,640
Belts	42,286	46,594
Bison hides	250,855	284,032
Sundries	20,310	12,328

	$2,049,466	$2,895,594

Note 3.	Note Payable

      The Company has a revolving line of credit agreement with American Bank of Bozeman. The maximum available under the agreement is $3,000,000 and $4,000,000 at December 31, 2002 and 2001, respectively. Any balance outstanding as of December 31 is due April 30 and bears interest at a variable rate of Wall Street Journal Prime rate, plus 2.5% or 6.75% at December 31, 2002 and the High New York Prime, plus 1.00% or 5.75% at December 31, 2001. At December 31, 2002 and 2001, the Company had drawn $728,000 and $1,503,000 on the line, respectively. The line is secured by accounts receivable, inventory, equipment, furniture and fixtures and general intangibles.

Note 4.	Income Taxes

      The following book-to-tax differences reconcile the pre-tax book income (loss) to the estimated federal taxable income (loss):

	2002	2001

Pre-tax income (loss)	$182,076	$(279,654)
Permanent differences:
Meals and entertainment	26,554	26,323
Officer’s life insurance	14,314	12,120
Other	8	10
Temporary differences:
Allowance for sales returns	58,480	(79,610)
Bad debt expense	15,227	33,000
Inventory	(92,713)	90,479
Depreciation and amortization	(31,663)	24,692
Charitable contributions	(4,948)	550
Compensated absences	(499)	1,424
State income taxes	(5,169)	2,208

Estimated federal taxable income (loss) before creation (utilization) of net operating loss carryover	161,667	(168,458)
Net operating loss carryover created (utilized)	(161,667)	168,458

Estimated federal taxable income	$—	$—

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The components of deferred tax assets relate to the following:

	2002	2001

Net operating loss carryover	$12,000	$72,000
Contribution carryover	—	2,000
Allowance for sales returns	63,000	40,000
Allowance for bad debts	35,000	27,000
Inventory capitalization	6,000	42,000
Accumulated amortization	9,000	10,000
Accumulated depreciation	131,000	143,000
Compensated absences	4,000	4,000

Deferred tax asset	260,000	340,000
Valuation allowance	—	—

Net deferred tax asset	260,000	340,000
Less current deferred tax asset	110,000	115,000

Non-current deferred tax asset	$150,000	$225,000

      The Company has assessed the need for establishing a valuation allowance for its deferred income tax assets and has determined that such an allowance is unnecessary.

      Deferred tax assets in the balance sheet are classified in accordance with Statement of Financial Accounting Standards No. 109, which generally requires the classification be based upon the related asset or liability creating the deferred tax. Deferred tax assets and liabilities are only netted together when they fall within the same classification.

      At December 31, 2002, the Company had an approximate federal net operating loss carryover of $30,000, which expires in 2021.

Note 5.	Commitments and Contingencies

Purchase Commitments:

      At December 31, 2002, the Company was committed to purchase approximately $1,575,000 of inventory from its suppliers.

      The Company has signed a letter of credit as of December 31, 2002 of $351,791 for shoes to be delivered in 2003.

      The Company has a contract with a bison hide supplier committing to purchase all hides this supplier can locate. As of December 31, 2002, this commitment totaled $547,186.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Lease Commitments:

      The Company has two lease agreements. Total rent expense paid in 2002 and 2001 was $181,311 and $172,838, respectively. Minimum future lease commitments are:

Fiscal Year Ending

2003	$192,947
2004	73,169
2005	11,480
2006	11,825
2007	6,000

$295,421

Note 6.	Stock Plan

      The Company has adopted a stock plan (the Plan) which permits the issuance of either incentive stock options or non-qualified stock purchase rights for common stock. The maximum number of shares which may be optioned and sold under the Plan is 800,000 shares of common stock. Through December 31, 2002, options and rights had been granted on 756,550 shares. The majority of the options vest over a four year period.

	2002		2001

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Options outstanding at beginning of year	369,000	$0.29	298,300	$0.26
Granted	1,000	$0.40	99,000	$0.40
Exercised	(106,500)	$0.10	(3,075)	$0.20
Forfeited	—	—	(25,225)	$0.34

Options outstanding at end of year	263,500	$0.37	369,000	$0.29

Options exercisable at year end	168,250	$0.35	188,125	$0.19

		Weighted
Expiration of		Average
options outstanding		Exercise
at December 31, 2002	Shares	Price

2003	11,000	$0.16
2004	60,000	$0.30
2005	25,000	$0.40
2006	55,000	$0.40
2007	12,500	$0.40
2008	99,000	$0.40
2009	1,000	$0.40

	263,500

      In 2002, stock warrants were granted on 75,000 shares of common stock. The warrants were vested upon grant and have an exercise price of $0.01 per share.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Pro Forma information regarding net income is required by Statement 123, and has been determined as if the Company accounted for its employees’ stock options under the fair value method of that Statement. The fair value for these options is not considered significant for disclosure in either 2002 or 2001.

Note 7.	Retirement Plan

      Effective July 1, 2001, the Company adopted a 401(k) plan (the Plan) for all full-time qualifying employees. At the discretion of the Company’s board of directors, the Company may match a portion of employees salary deferrals and/or make a profit sharing contribution to the Plan. For the years ended December 31, 2002 and 2001, the Company did not make a matching or profit sharing contribution to the Plan.

Note 8.	Stockholders’ Equity

      Under its Articles of Incorporation, the Company is authorized to issue 2,500,000 shares of preferred stock. The shareholders have designated 500,000 shares as Series A Preferred Stock, 833,334 shares as Series B Preferred Stock and 500,000 shares as Series C Preferred Stock. All series are convertible anytime after issuance, at the option of the holder, into common stock. The conversion factor is determined by dividing the preferred stock original issue price by the conversion price at the time of conversion. The conversion price at December 31, 2002 and 2001 equals the original issuance price. The conversion price is subject to adjustments.

      Dividends on Series A Preferred Stock, when declared by the Board of Directors, will be paid at the rate of $.06 per share or an amount equal to that paid on any outstanding common stock, whichever is greater. Dividends on Series B Preferred Stock, when declared by the Board of Directors, will be paid at the rate of $.09 per share or an amount equal to that paid on any outstanding common stock, whichever is greater. Dividends on Series C Preferred Stock, when declared by the Board of Directors, will be paid at the rate of $.18 per share or an amount equal to that paid on any outstanding common stock, whichever is greater. Dividends on Series A, B and C Preferred Stock are not cumulative. As of December 31, 2002, no dividends had been declared by the Board of Directors.

      In the event of liquidation of the Company, shareholders of Series A, B and C Preferred Stock are entitled to be paid from Company assets before any payments are made to common stock shareholders. Liquidation preference value is $1.00 per share for Series A Preferred Stock, $1.50 per share for Series B Preferred Stock and $3.00 per share for Series C Preferred Stock.

Note 9.	Customer Concentration

      The Company has two department store customers who comprise a significant portion of the Company’s annual sales. Sales to these stores represented approximately 32% of net sales in 2002 (17% and 15%, individually) and approximately 39% of net sales in 2001 (23% and 16%, individually).

      At December 31, 2002, these stores comprised 25% of accounts receivable (12% and 13%, individually). At December 31, 2001, these stores comprised 39% of accounts receivable (12% and 27%, individually).

H.S. TRASK & CO.

BALANCE SHEETS

	June 30,	December 31,
	2003	2002

	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$—	$134,000
Accounts receivable (less allowances of $334,000 in 2003 and $88,000 in 2002)	996,000	1,315,000
Inventories — net	2,427,000	2,050,000
Other current assets	104,000	107,000
Deferred income tax asset	110,000	110,000

Total current assets	3,637,000	3,716,000
PLANT AND EQUIPMENT — Net	72,000	92,000
OTHER ASSETS:
Deferred income tax asset, long-term	150,000	150,000
Other assets — net	3,000	4,000

Total other assets	153,000	154,000

TOTAL ASSETS	$3,862,000	$3,962,000

LIABILITIES AND STOCKHOLDERS’ EQUITY CURRENT LIABILITIES:
Accounts payable	$387,000	$280,000
Accrued expenses	321,000	188,000
Note payable, line of credit	692,000	728,000
Income taxes payable	(114,000)	2,000

Total current liabilities	1,286,000	1,198,000
STOCKHOLDERS’ EQUITY:
Preferred Stock, no par value — 2,500,000 shares authorized;
Series A; 500,000 shares issued and outstanding	500,000	500,000
Series B; 833,194 shares issued and outstanding	1,250,000	1,250,000
Series C; 500,000 shares issued and outstanding	1,504,000	1,504,000
Common stock, no par value — 5,000,000 shares authorized; 2,085,336 shares issued in 2003 and 2002	234,000	234,000
Accumulated deficit	(912,000)	(724,000)

Total stockholders’ equity	2,576,000	2,764,000

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,862,000	$3,962,000

H.S. TRASK & CO.

STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Six Months Ended

	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

NET SALES	$2,084,000	$1,724,000	$3,801,000	$3,574,000
COST OF GOODS SOLD	1,229,000	1,125,000	2,210,000	2,312,000

GROSS PROFIT	855,000	599,000	1,591,000	1,262,000

OPERATING EXPENSES:
Selling, general and administrative expenses	1,023,000	697,000	1,877,000	1,521,000
Other expenses — net	—	—	—	—

Total operating expenses	1,023,000	697,000	1,877,000	1,521,000

OPERATING LOSS	(168,000)	(98,000)	(286,000)	(259,000)
INTEREST EXPENSE	8,000	13,000	16,000	33,000

LOSS BEFORE INCOME TAXES	(176,000)	(111,000)	(302,000)	(292,000)
INCOME TAX (BENEFIT) PROVISION	(66,000)	(41,000)	(114,000)	(108,000)

NET LOSS	$(110,000)	$(70,000)	$(188,000)	$(184,000)

H.S. TRASK & CO.

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended

	June 30,	June 30,
	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(188,000)	$(184,000)
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:
Depreciation and amortization	35,000	50,000
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable — net	319,000	22,000
Inventories — net	(377,000)	866,000
Other current assets	3,000	(9,000)
Increase (decrease) in:
Accounts payable	107,000	75,000
Accrued expenses	19,000	(26,000)
Income taxes payable	(2,000)	(109,000)

Net cash (used) provided by operating activities	(84,000)	685,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Trademark costs	(1,000)	—
Purchases of equipment	(13,000)	(21,000)

Net cash (used) by investing activities	(14,000)	(21,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (payments) on note payable — line of credit	(36,000)	(664,000)

Net cash (used) by financing activities	(36,000)	(664,000)

NET DECREASE IN CASH	(134,000)	—
CASH — Beginning of period	134,000	—

CASH — End of period	$—	$—

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. The registrant is paying all of these expenses. All amounts, except the SEC registration fee are estimates.

SEC registration fees		$659.35
Legal fees and expenses	$	*
Underwriter’s Fees	$	*
Accountants’ fees	$	*
Miscellaneous	$	*
AMEX Listing Fee		$11,500.00
NASD Filing Fee		$1,020.00
Printing and Engraving Costs	$	*
Transfer Agent and Registrar Fees	$	*
Total	$	*

*	To be provided by amendment.

Item 15.	Indemnification of Directors and Officers.

      Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”), provides for indemnification of directors, officers and other employees in certain circumstances, and Section 102(b)(7) of the DGCL, provides for the elimination or limitation of the personal liability for monetary damages of directors under certain circumstances.

      Article Sixth of our certificate of incorporation eliminates personal liability for monetary damages of directors under certain circumstances. Article VI of our by-laws provides indemnification to our directors and officers for liability for certain losses in that capacity if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action or suit by or in the right of us to procure a judgment in our favor, however, (1) such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. These provisions also provide for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

      Our by-laws authorize us to purchase and maintain insurance on behalf of any of our directors or officers against any liability asserted against such person and incurred by such person or arising out of such person’s status as such, whether or not we would have the power to indemnify such person. Our directors and officers are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they may not be indemnified by us.

      From time to time, officers and directors may be provided with indemnification agreements that are consistent with the foregoing provisions. We believe that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.

Item 16.	Exhibits.

      The exhibits filed as part of this Registration Statement are as follows:

Exhibit No.	Description

1	Underwriter’s Agreement*
2.1	Agreement and Plan of Merger dated as of June 16, 2003, by and among Phoenix Footwear Group, Inc., H.S. Trask & Co., PFG Acquisition, Inc. and Nancy Delekta as stockholder representative (incorporated by reference to the Quarterly Report on Form 10-Q filed August 12, 2003 by Phoenix Footwear Group, Inc. (SEC File No. 001-31309)) (Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request)
2.2	Letter Amendment to Agreement and Plan of Merger dated August 6, 2003, by and among Phoenix Footwear Group, Inc., H.S. Trask & Co., and PFG Acquisition, Inc., and Nancy Delekta as stockholder representative (incorporated by reference to the Quarterly Report on Form 10-Q filed August 12, 2003 by Phoenix Footwear Group, Inc. (SEC File No. 001-31309))
2.2	Stock Purchase Agreement By and Among Dan J. and Denise L. Costa, as trustees of the Dan J. and Denise L. Costa 1997 Family Trust and Douglas Vient as trustee of the Kelsie L. Costa Trust and the Daniel S. Costa Trust, Royal Robbins, Inc., and Phoenix Footwear Group, Inc., dated October 2, 2003 (incorporated by reference to Exhibit 2.1 to the Current Report Form 8-K dated November 5, 2003 (SEC File No. 001-31309)) (Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request)
5	Legal Opinion of Woods Oviatt Gilman LLP*
10.1	Stock Purchase Agreement between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated June 26, 1996 (incorporated by reference to Exhibit 2 of Form 8-K dated July 10, 1996 (SEC File No. 000-00774))
10.2	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated July 29, 1997 (incorporated by reference to Exhibit 99.1 of Form SC 13D/A dated August 11, 1997 (SEC File No. 005-36674))
10.3	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated September 1, 1999 (incorporated by reference to Exhibit 10.3 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
10.4	Agreement by and between Phoenix Footwear Group, Inc. and Wilhelm Pfander dated December 18, 2000 (incorporated by reference to Exhibit 10.4 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
10.5	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated January 19, 2001 (incorporated by reference to Exhibit 99.1 of Form SC 13D/A dated February 28, 2001 (SEC File No. 005-36674))
10.6	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated April 11, 2001 (incorporated by reference to Exhibit 10.6 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
10.7	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and James R. Riedman dated June 1, 2001 (incorporated by reference to Exhibit 10 of Form 8-K dated June 26, 2001 (SEC File No. 000-00774))
10.8	Employment Agreement by and between Phoenix Footwear Group, Inc. and Greg A. Tunney dated September 1, 2001 (incorporated by reference to Exhibit 10.8 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))

Exhibit No.	Description

10.9	Amendment No. 1 to the Employment Agreement by and between Phoenix Footwear Group, Inc. and Greg A. Tunney dated September 1, 2001 (incorporated by reference to Exhibit 10.9 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
10.10	Non-Competition and Non-Disclosure Agreement between Harrison S. Trask and H.S. Trask & Co., dated August 6, 2003 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q dated August 12, 2003 (SEC File No. 001-31309))
10.11	Employment and Consulting Agreement between Harrison S. Trask and H.S. Trask & Co., dated August 6, 2003 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q dated August 12, 2003 (SEC File No. 001-31309))
10.12	Assignment for Patent Application (All Rights) by and between Wilhelm F. Pfander and Phoenix Footwear Group, Inc. dated August 27, 2003 (incorporated by reference to Exhibit 10.12 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
10.13	Second Amended and Restated Revolving Credit and Term Loan Agreement By and Between Phoenix Footwear Group, Inc. and Manufacturers and Traders Trust Company, dated October 30, 2003 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q dated November 12, 2003 (SEC File No. 001-31309)) (Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request)
10.14	Noncompetition and Confidentiality Agreement between Phoenix Footwear Group, Inc., Royal Robbins, Inc. and Dan J. Costa entered into as of October 31, 2003 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q dated November 12, 2003 (SEC File No. 001-31309))
10.15	Consulting Agreement dated October 31, 2003 between Royal Robbins, Inc. and Dan J. Costa (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q dated November 13, 2003 (SEC file No. 001-31309))
10.16	Employment Agreement by and between Phoenix Footwear Group, Inc. and Francisco Morales dated October 31, 2003 (incorporated by reference to Exhibit 10.16 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
10.17	Employment Agreement by and between Phoenix Footwear Group, Inc. and James R. Riedman dated January 1, 2004 (incorporated by reference to Exhibit 10.17 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Anderson ZurMuehlen & Co., P.C.
23.3	Consent of Deloitte & Touche LLP
23.4	Consent of Woods Oviatt Gilman LLP (included in legal opinion to be filed as Exhibit 5)*
24	Power of Attorney Included on the Signature Page of this Registration Statement on Form S-2**

*	To be filed by amendment.

**	Filed as part of the Signature Page of this Form S-2.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that it is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on March 31, 2004.

PHOENIX FOOTWEAR GROUP, INC.

By:	/s/ JAMES R. RIEDMAN

Name: James R. Riedman
Title: Chairman and Chief Executive Officer

POWERS OF ATTORNEY

      Each person whose signature appears below appoints James R. Riedman and Kenneth E. Wolf, and each of them, his attorney-in-fact and agent, with full power of substitution and resubstitution, to sign and file with the Securities and Exchange Commission any amendments to the Registration Statement (including post-effective amendments), any registration statement permitted under Rule 462(b) under the Securities Act of 1933 and any amendments thereto and to file with the Securities and Exchange Commission one or more supplements to any prospectus included in any of the foregoing, and generally to do anything else necessary or proper in connection therewith.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JAMES R. RIEDMAN James R. Riedman	Chairman and Chief Executive Officer and Director(Principal Executive Officer)	March 31, 2004

/s/ GREG A. TUNNEY Greg A. Tunney	President and Director	March 31, 2004

/s/ KENNETH E. WOLF Kenneth Wolf	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 31, 2004

/s/ EDWARD BLOOMBERG Edward Bloomberg	Director	March 31, 2004

/s/ STEVE DEPERRIOR Steve DePerrior	Director	March 31, 2004

/s/ GREGORY HARDEN Gregory Harden	Director	March 31, 2004

/s/ GARY E. PFLUGFELDER Gary E. Pflugfelder	Director	March 31, 2004

Signature	Title	Date

/s/ WILHELM PFANDER Wilhelm Pfander	Director	March 31, 2004

/s/ JOHN KRATZER John Kratzer	Director	March 31, 2004

EXHIBIT INDEX

Exhibit No.	Description

1	Underwriter’s Agreement*
2.1	Agreement and Plan of Merger dated as of June 16, 2003, by and among Phoenix Footwear Group, Inc., H.S. Trask & Co., PFG Acquisition, Inc. and Nancy Delekta as stockholder representative (incorporated by reference to the Quarterly Report on Form 10-Q filed August 12, 2003 by Phoenix Footwear Group, Inc. (SEC File No. 001-31309)) (Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request)
2.2	Letter Amendment to Agreement and Plan of Merger dated August 6, 2003, by and among Phoenix Footwear Group, Inc., H.S. Trask & Co., and PFG Acquisition, Inc., and Nancy Delekta as stockholder representative (incorporated by reference to the Quarterly Report on Form 10-Q filed August 12, 2003 by Phoenix Footwear Group, Inc. (SEC File No. 001-31309))
2.3	Stock Purchase Agreement By and Among Dan J. and Denise L. Costa, as trustees of the Dan J. and Denise L. Costa 1997 Family Trust and Douglas Vient as trustee of the Kelsie L. Costa Trust and the Daniel S. Costa Trust, Royal Robbins, Inc., and Phoenix Footwear Group, Inc., dated October 2, 2003 (incorporated by reference to Exhibit 2.1 to the Current Report Form 8-K dated November 5, 2003 (SEC File No. 001-31309)) (Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request)
5	Legal Opinion of Woods Oviatt Gilman LLP*
10.1	Stock Purchase Agreement between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated June 26, 1996 (incorporated by reference to Exhibit 2 of Form 8-K dated July 10, 1996 (SEC File No. 000-00774)).
10.2	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated July 29, 1997 (incorporated by reference to Exhibit 99.1 of Form SC 13D/A dated August 11, 1997 (SEC File No. 005-36674)).
10.3	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated September 1, 1999 (incorporated by reference to Exhibit 10.3 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
10.4	Agreement by and between Phoenix Footwear Group, Inc. and Wilhelm Pfander dated December 18, 2000 (incorporated by reference to Exhibit 10.4 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
10.5	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated January 19, 2001 (incorporated by reference to Exhibit 99.1 of Form SC 13D/A dated February 28, 2001 (SEC File No. 005-36674)).
10.6	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated April 11, 2001 (incorporated by reference to Exhibit 10.6 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
10.7	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and James R. Riedman dated June 1, 2001 (incorporated by reference to Exhibit 10 of Form 8-K dated June 26, 2001 (SEC File No. 000-00774)).
10.8	Employment Agreement by and between Phoenix Footwear Group, Inc. and Greg A. Tunney dated September 1, 2001 (incorporated by reference to Exhibit 10.8 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
10.9	Amendment No. 1 to the Employment Agreement by and between Phoenix Footwear Group, Inc. and Greg A. Tunney dated September 1, 2001 (incorporated by reference to Exhibit 10.9 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))

Exhibit No.	Description

10.10	Non-Competition and Non-Disclosure Agreement between Harrison S. Trask and H.S. Trask & Co., dated August 6, 2003 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q dated August 12, 2003 (SEC File No. 001-31309))
10.11	Employment and Consulting Agreement between Harrison S. Trask and H.S. Trask & Co., dated August 6, 2003 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q dated August 12, 2003 (SEC File No. 001-31309))
10.12	Assignment for Patent Application (All Rights) by and between Wilhelm F. Pfander and Phoenix Footwear Group, Inc. dated August 27, 2003 (incorporated by reference to Exhibit 10.12 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
10.13	Second Amended and Restated Revolving Credit and Term Loan Agreement By and Between Phoenix Footwear Group, Inc. and Manufacturers and Traders Trust Company, dated October 30, 2003 (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q dated November 12, 2003 (SEC File No. 001-31309)) (Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request)
10.14	Noncompetition and Confidentiality Agreement between Phoenix Footwear Group, Inc., Royal Robbins, Inc. and Dan J. Costa entered into as of October 31, 2003 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q dated November 12, 2003 (SEC File No. 001-31309))
10.15	Consulting Agreement dated October 31, 2003 between Royal Robbins, Inc. and Dan J. Costa (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q dated November 13, 2003 (SEC file No. 001-31309))
10.16	Employment Agreement by and between Phoenix Footwear Group, Inc. and Francisco Morales dated October 31, 2003 (incorporated by reference to Exhibit 10.16 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
10.17	Employment Agreement by and between Phoenix Footwear Group, Inc. and James R. Riedman dated January 1, 2004 (incorporated by reference to Exhibit 10.17 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309))
23.1	Consent of Deloitte & Touche, LLP
23.2	Consent of Anderson ZurMuehlen & Co., P.C.
23.3	Consent of Deloitte & Touche, LLP
23.4	Consent of Woods Oviatt Gilman LLP (included in legal opinion to be filed as Exhibit 5)*
24	Power of Attorney Included on the Signature Page of this Registration Statement on Form S-2**

*	To be filed by amendment.

**	Filed as part of the Signature Page of this Form S-2.